Confidentially submitted to the Securities and Exchange Commission on November 12, 2014. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LOGICAL CHOICE CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	8211	46-4116523
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

LOGICAL CHOICE CORPORATION

1045 Progress Circle

Lawrenceville, Georgia 30043

Phone: 404-891-1122

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Mark Elliott

Chief Executive Officer

1045 Progress Circle

Lawrenceville, Georgia 30043

Phone: 404-891-1122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum	Gregory Sichenzia
David C. Fischer	Jeffrey Cahlon
Tahra T. Wright	Marcelle S. Balcombe
Loeb & Loeb LLP	Sichenzia Ross Friedman Ference LLP
345 Park Avenue	61 Broadway
New York, NY 10154	New York, NY 10006
(212) 407-4000	(212) 398-1207

Approximate date of commencement of proposed sale to the public: As soon as possible after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[ ]	Smaller reporting company	[X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common stock, par value $0.001	$15,000,000	$1,743

(1) The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes shares which the underwriter has the option to purchase to cover over-allotments.

(2) Paid herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2014

LOGICAL CHOICE CORPORATION

[*] Shares of Common Stock

This is an initial public offering of Logical Choice Corporation. We are offering [*] shares of common stock in this offering. It is currently estimated that the initial public offering price per share will be between $[*] and $[*].

We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount.

Currently, there is no public market for our common stock. We intend to list our common stock on the Nasdaq Capital Market under the symbol [“         ”]. If our common stock is not approved for listing on the Nasdaq Capital Market, we will not consummate this offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

		Per Unit		Total
Price to the public
Underwriting discounts and commissions[1]	$		$
Proceeds to us, before expenses	$		$

(1) The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 66 of this prospectus for a description of compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment on or about [*], 2014.

[*]

The date of this prospectus is          , 2014

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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ABOUT THIS PROSPECTUS

Concurrently with the consummation of the offering made by this prospectus, through share exchanges and cash payments, Logical Choice Corporation, a Nevada corporation (“LCC”) will acquire three companies. Through a 100% owned Taiwanese subsidiary, Boxlight Holdings Limited, LCC will acquire 82.3% of the shares of Everest Display Inc., a Taiwan corporation (“EDI”) and its direct and indirect subsidiaries (collectively, “Boxlight”); through a share exchange and cash payment, LCC will acquire 100% of the outstanding shares of Globisens Ltd., an Israeli company (“Globisens”); and an affiliate of Vert Capital Corp., the principal stockholder of LCC, will contribute 100% of the membership interests of Genesis Collaboration LLC, a Georgia limited liability company (“Genesis”).

EDI, through a wholly owned American Samoa corporation, owns 99.6% of Boxlight Inc., a Washington corporation; 100% of Boxlight LatinoAmerica, S.A. de C.V. and Boxlight LatinoAmerica Servicios, S.A. de C.V., each a Mexican corporation; and 53.03% of Everest Technology Ltd., a Peoples Republic of China corporation. Within 30 days after the consummation of the offering, we intend to acquire an additional 15.66% of EDI.

Throughout this prospectus, unless otherwise designated or the context suggests otherwise, all references to "LCC," "Logical," "we," "our," "our company," "Company" or "us" in this prospectus mean Logical Choice Corporation, a Nevada corporation, including its wholly owned subsidiary, Genesis and assumes the consummation of the acquisitions of Boxlight, Globisens and Genesis.

EXPLANATORY NOTE

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus; our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, the results of clinical trials and the regulatory approval process; our ability to raise capital to fund continuing operations; market acceptance of any products that may be approved for commercialization; our ability to protect our intellectual property rights; the impact of any infringement actions or other litigation brought against us; competition from other providers and products; our ability to develop and commercialize new and improved products and services; changes in government regulation; our ability to complete capital raising transactions; and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you may consider important in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 10 and our historical and pro forma combined financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience, in this prospectus, unless the context suggests otherwise, the terms “LCC” and “Logical” refer only to Logical Choice Corporation, a Nevada corporation, and the terms “we,” “our,” “our company,” “Company” and “us” refer to LCC as well as Boxlight, Globisens, and Genesis, on a combined basis, and assumes and includes the consummation of the acquisitions of Boxlight, Globisens and Genesis simultaneously with the consummation of this offering. Our fiscal year is the December 31.

We are a technology company with a primary focus on the education and learning industry. We currently design, produce and distribute interactive projectors and 70” and 84” 4k interactive LED flat panels. We also design, produce and distribute science, technology, engineering and math (or “STEM”) data logging products to the educational market.

Through our visual display products and interactive learning platform we are seeking to become a single source, world leading innovator, manufacturer and integrator of interactive products for schools and universities, as well as for the learning and development market for business and governmental agencies. We combine our products and technologies with being a traditional value added reseller with sales and support teams representing multiple education and learning solution vendors and suppliers. We believe that we represent a unique vertically integrated company capable of providing products, sales and distribution and service and support to our customers.

Our goal is to transform the way both teachers and students, from kindergarten through secondary school (K1 to K12) and universities, and adults in corporate training programs, utilize visual images, computer graphics and dynamic interactive curricula. We have and intend to continue to achieve our goals by enabling our customers to deploy interactive learning approaches using visual images and customary graphic display products on multiple surfaces, such as chalk boards, marker boards, blank walls or whiteboards. By the use of interactive visual imaging we enhance learning experiences in schools, government and businesses by bringing life to lessons and presentations. Research suggests that interactive whiteboards and specifically interactive visual imaging can positively affect student engagement, motivation, understanding and review processes and accommodate students with different teaching styles, including those who have special needs. We believe that there is a paradigm shift in teaching techniques, both in the classroom and in the board room as technology and interactive learning products have demonstrated that they materially advance the learning and communication processes.

To date, we have generated substantially all of our revenue (in excess of 90%) from the sale of our expanding product line of projectors, interactive LED flat panels and display devices to the education and learning technology markets. We also distribute to these markets interactive whiteboards, tablets and enabling software solutions produced by third parties. Following completion of this offering, we intend to develop new products and expand the scope of our sales and marketing efforts to school districts, corporations and governmental agencies throughout the United States as well as in Europe, Asia, Africa and Latin America. In addition, we intend to further develop our technology by incorporating existing classroom management tools and software to establish an LCC platform that will enable our clients to interact with each other to share presentations, lesson plans and other interactive learning techniques.

Since launching our patented interactive projectors in 2007, we have sold them to public schools in the United States and in 49 other countries, as well as to the Department of Defense International Schools in approximately 3,000 classrooms in 20 countries, the Job Corp, the Library of Congress, the Center for Disease Control, the Federal Emergency Management Agency, six foreign governments and the City of Moscow and numerous Fortune 500 companies, including Verizon, GE Healthcare, Pepsico, First Energy, ADT, Motorola, First Data and Transocean and custom built 4,000 projectors for the Israeli Defense Force. We intend to expand our marketing efforts in both the United States as well as in Europe, Asia, Africa and Latin America.

In addition to our direct selling efforts, Boxlight currently generates approximately 40% of its revenues through contract manufacturing of interactive projectors and components to brand- name equipment suppliers.

For the six months ended June 30, 2014 and 2013, on a pro forma basis and assuming LCC acquired Boxlight, Globisens and Genesis on January 1, 2013, we generated revenues of approximately $11,438,000 and $13,820,000, respectively, and reported net loss of $1,686,000 and $213,000, respectively. During the same fiscal periods pro forma net income (loss) before interest, taxes depreciation and amortization (“EBITDA”) was, ($1,067,000) and $674,000, respectively.

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Our Current Products

ProjectoWrite Interactive Projectors:

Our suite of patented, award winning interactive projectors offers a wide variety of features and specifications to suit the varying needs of instructors, teachers and presenters. With an interactive projector any wall, whiteboard or other flat surface becomes an interactive computer screen. A moderator or student can use a stylus or finger as a mouse and write or draw images displayed on the screen. As with interactive whiteboards, interactive projectors accommodate multiple users simultaneously. Images that have been created through the projectors can be saved as computer files. Our new ProjectorWrite 10 series, which we intend to launch in December 2014, will allow the use of finger touch and pen touch at up to ten simultaneous points on the screen.

External Interactive Devices:

Our OutWrite interactive module employs a patented CMOS camera to make any non-interactive short-throw or standard-throw projector interactive. The OutWrite features a preview window when connected via USB cable to allow simple setup and calibration. We have developed an interactive module that imbeds Android devices. The OutWrite device allows for the same touch emulation with our interactive pens as the P5 interactive projectors.

Interactive LED Flat Panels:

We offer the HD 70” and 4k 84” ProColor series of interactive LED panels. Both include an OPS slot for Windows 8 compatibility. ProColor Interactive LED panels utilize infrared blocking technology, offering 10 points of touch for simultaneous interaction of multiple users. ProColor’s built-in 12 watt speakers add room-filling sound to the display’s vivid colors.

Peripherals and Accessories

We offer a line of peripherals and accessories, including amplified speaker systems, non-interactive projectors, mobile carts, installation accessories and adjustable wall-mount accessories that complement our entire line of interactive projectors, LED flat panels and standard projectors. Our height and tilt adjustable DeskBoard mobile cart, which won the Best of ISTE in June 2014 for Best Hardware product, can be used as an interactive screen or interactive desktop with our P8 ultra short throw interactive projectors.

STEM Products

We design and manufacture a line of handheld data-logging devices that enable teachers and students to measure, record, graph, analyze, and manipulate the results of physics, biology, and chemistry experiments and observations from environmental and geographic studies. For example, using our Labdisc, a class can measure and graph the height of a ping-pong ball’s bounce against time, to observe acceleration due to gravity and derive the mathematical formula describing it.

The Education and Learning Technology Market

The global education industry is undergoing a significant transition, as primary and secondary school districts, colleges and universities, as well as governments, corporations and individuals around the world are increasingly recognizing the importance of using technology to more effectively provide information to educate students and other users in knowledge-based societies.

“Smart education” is a phrase often used to denote a range of technologies that are used to enhance the delivery and administration of education across various segments such as PreK-12, higher education, enterprise, government and healthcare. This market is broadly segmented by four major parameters, namely; product type, application type, e-learning modes, and geography.

According to a new market research report “Smart Education and Learning Market: Advanced Technologies, Digital Models, Adoption Trends and Worldwide Market Forecast (2012-2017),” the Global Smart Education and Learning market is expected to reach $220.0 billion by 2017 at a compounded annual growth rate (CAGR) of 20.3% from 2012 to 2017. Software is estimated to reach $37.2 billion and hardware is estimated to reach $12.1 billion by 2017. In 2011, North America accounted for about 60% of global revenue and is expected to grow at a CAGR of 15.2% from 2012 to 2017. In the United States, the K-12 education sector represents one of the largest industry segments. According to a September 2011 report to the President form the Counsel of Economic Advisors the U.S. education market accounting for over $638 billion of expenditures, or about 4.4% of the 2011 U.S. gross domestic product, as measured by National Center for Educational Statistics for the 2010-2011 school year.

According to a November 2013 study by Bank of America Merrill Lynch, total global spending on corporate eLearning was $25.5 billion in 2012 and expected to reach $32.1 billion by 2015 and $37.5 billion by 2017-- an 8% CAGR between 2012 and 2017.

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Our Opportunity

We believe that we are strongly positioned to be a leading manufacturer and provider of interactive educational products in the global learning and educational market based on our existing products and those we intend to develop either alone or in collaboration with other technology companies. We believe that increased consumer spending driven by the close connection between levels of educational attainment, evolving standards, personal career prospects and economic growth will increase the demand for our interactive educational products. Some of the factors that may impact the Logical Choice opportunity include:

Growth in U.S. K1-K12 Market Expenditures. Partially due to the recent recovery from the world-wide recession that resulted in significant cuts in 2011 and 2012 federal, state and local educational budgets, significant resources are again being devoted to primary and secondary education in the United States. As set forth in the Executive Office of the President, Council of Economic Advisers report Unleashing the Potential of Educational Technology, U.S. education expenditure has been estimated at approximately $1.3 trillion, with K-12 education accounting for close to half ($625 billion) of this spending.

Favorable Government Support. President Obama has identified early childhood development as an important education initiative of his administration and has proposed a Preschool for All initiative (not yet enacted), with a $75 billion budget over the next 10 years to increase access to high-quality, early-childhood education.

International Catalysts Driving Adoption of Learning Technology. According to Ambient Insights 2012 Snapshort of the Worldwide and US Academic Digital Learning Market, throughout the world there is anticipated substantial growth in revenues for eLearning products in the academic market segment due to several convergent catalysts, including, population demographics such as significant growth of 15-17 year old students and women in education in emerging markets; government-funded education policies mandating country-wide deployment of digital learning infrastructures; large scale digitization efforts in government and academic markets; large increases in the amount of digital learning content; migration to digital formats by major educational publishers and content providers; mass purchases of personal learning devices and strong demand for learning platforms, content and technology services; and the rapid growth of part-time and fulltime online student enrollments.

Trends in Tech-Savvy Education. While industries from manufacturing to health care have adopted technology to improve their results, according to Trends in tech-Savvy Education ( Stanford Graduate School of Business), the education field remains heavily reliant on “chalk and talk” instruction conducted in traditional settings;, however, that is starting to change as schools and colleges adopt virtual classrooms, data analysis, online games, highly customized coursework, and other cutting-edge tools to help students learn.

Increasing Focus on Accountability and the Quality of Student Education. U.S. K-12 education has come under significant political scrutiny in recent years. An independent task force report published in March of 2012 by the Council on Foreign Relations, a non-partisan membership organization and think tank, observed that American students rank far behind global leaders in international tests of literacy, math and science, and concluded that the current state of U.S. education severely impairs the United States’ economic, military and diplomatic security as well as broader components of America’s global leadership.

New Technologies. In addition to white boards and interactive projectors, other technologies are being adapted for educational uses on the internet, mobile devices and through cloud-computing, which permit the sharing of digital files and programs among multiple computers or other devices at the same time through a virtual network. Handheld devices, including smartphones, tablets, e-readers and digital video technologies, are now fundamental to the way students communicate.

Demand for Interactive Projectors is on the Rise. As a complete system, interactive projectors are considerably less expensive than interactive whiteboards or interactive flat panel displays, placing them at a distinct advantage in price sensitive markets. According to FutureSource, an industry publication, “sales of interactive projectors are expected to grow steadily from 2014 to 2017 with a CAGR at 10.3% world-wide.”

Our Strategic Goals

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address, to continue the growth of our business and improve our results of operations.

●	Investing in research and development. We believe that our performance is significantly dependent on the investments we make in research and development and that we must continually develop and introduce innovative new products, enhance existing products and effectively stimulate customer demand for existing and future products.

●	Investing in sales and marketing. We intend to continue to invest significant resources in our marketing, advertising and brand management efforts.

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●	Expanding our technology base. Our long-term growth will depend in part on our continued ability to expand our product and technology offerings, We intend to do so, both through our internal research and development initiatives, as well as through strategic acquisition opportunities and joint ventures that may develop.

●	Developing an integrated sales and distribution strategy through acquisitions and joint ventures. In addition to Genesis, we believe there is an opportunity for us to acquire a number of value added resellers that are focused on the education and learning technologies market segments, that have gained the trust and support of local school districts and governmental agencies, and are located in geographically strategic areas throughout the United States and internationally. We believe that, with adequate capital and infrastructure, we can materially increase our revenues and scope by acquiring or joint venturing with a number of these companies. Our vision is to bring together many of these education focused resellers into a cohesive network that will provide proven sales and sales-related services and support across the United States and internationally.

●	Developing strategic partnerships and alliances. We currently work with a variety of major software and hardware solution providers, with whom we are developing embedded solutions to offer buffered content inside our projectors to allow smooth content streaming across multiple platforms. We intend to further existing and develop additional strategic partnerships and alliances.

Risk Factors.

Investment in our common stock is subject to a number of risks which are more fully described starting on page 10 of this prospectus. These risks include:

●	We have incurred historical combined losses, including the six months ended June 30, 2014;

●	We may not be able to integrate our recent acquisitions or manage our acquisition strategy effectively;

●	Our operating results and working capital requirements are subject to seasonal fluctuations;

●	We operate in a highly competitive industry;

●	We need to enhance and develop new products and technologies to remain competitive;

●	Future sales of interactive projectors and displays may slow or decrease as a result of market saturation;

●	We use resellers and distributors to promote and sell our products;

●	We may not be able to obtain patent protection on new products and may suffer if we face claims of patent infringement.

Our History and Proposed Acquisitions

In April 2013, Vert Capital Corporation, our principal stockholder, acquired, through a newly formed Delaware subsidiary, all of the outstanding shares of capital stock of a Georgia company that primarily distributed whiteboards to school districts; which business was discontinued in the first quarter of 2014. On October 31, 2013, Vert Capital’s subsidiary acquired all of the outstanding membership interests of Genesis, in exchange for 1,000,000 shares of Series B preferred stock of the Delaware subsidiary.

We were incorporated in Nevada on September 18, 2014. On October [*] 2014, LCC entered into an agreement to acquire Globisens and on November [*], 2014, LCC entered into an agreement to acquire Boxlight. Effective as of October 31, 2014, Vert Capital’s Delaware subsidiary agreed, upon consummation of this offering and immediately following the acquisitions of Boxlight and Globisens described below, to contribute 100% of the membership interests of Genesis to LCC. As part of such agreement, Vert Capital was issued 16,000,000 shares of our common stock; other than one share of common stock of the Delaware subsidiary retained by Vert Capital, each of Vert Capital and the four former members of Genesis will return to treasury all of their equity in the Delaware corporation; and the four former members of Genesis will receive 1,000,000 shares of LCC Series B Preferred Stock which shall be automatically converted immediately following completion of this offering into [2,379,000] shares of our common stock, or such other number of shares as shall represent not less than 4.0% of our “fully-diluted common stock.” Following consummation of this offering, we will offer to the Delaware subsidiary’s holders of Series A Preferred Stock the right to exchange their shares for equivalent Company Series A Preferred stock, convertible into 2,500,000 shares of our common stock.

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Acquisition of Boxlight

Boxlight was established in 2001 and is the leading LCD projector manufacturer in Taiwan. Boxlight conducts research and development and manufacturing centers in Hchinshu,Taiwan and Wuxi, China. Boxlight developed the first interactive projector in the world in 2006 and holds patents for the embedded interactive projectors in multiple countries. Boxlight also contract manufactures interactive projectors and components to brand name equipment suppliers.

Effective as of October 31, 2014, we entered into a stock purchase and option agreement with the shareholders of Boxlight.

Under the terms of our agreement with Boxlight’s majority shareholders, we will purchase a minimum of 82.3% of the outstanding share capital of Boxlight for a purchase price equal to $7,283,132 multiplied by the percentage of the total number of outstanding shares we acquire. Such purchase price is payable in cash at closing. However, under the terms of the amended and restated stock option agreement, the shareholders of Boxlight are obligated to exercise an option to purchase 270,000 shares of our Series C convertible preferred stock (the “Series C Preferred Stock”) at a cash option purchase price of $26.98 per share, or an aggregate of $7,284,600. Payment of the purchase price for the Boxlight shares and exercise of the option and payment of the per share option price is to occur simultaneously with the date of the closing of the Boxlight acquisition; provided, that such closing must occur on or before March 31, 2015. We also agreed to purchase, within 30 days after consummation of this offering the remaining [17.7][15.66]% of Boxlight not owned by us for approximately $1,952,000 (RMB 12,000,000).

Upon closing of the Boxlight acquisition, all of the shares of Series C Preferred Stock will convert into [12,850,000] shares of our common stock, or such other number of shares as shall represent $20,000,000, based on the number of shares issued by LCC in this initial public offering multiplied by the initial per share offering price our common stock sold to the public. In addition, another 1,028,000 bonus shares of LCC common stock will be issued to certain of the Boxlight stockholders. Among other conditions, the closing of the acquisition of Boxlight is subject to the occurrence of a “liquidity event,” which includes completion of an initial public offering of our common stock with the shares issued to the Boxlight shareholders having a market value (based on the initial per share offering price of the shares offered in this prospectus) of not less than $20,000,000. The consummation of the Boxlight acquisition will occur simultaneously with the completion of this offering.

Acquisition of Globisens

Globisens was established in 2009 in Israel as an education technology company focused on delivering pioneering solutions for teaching K-12 science. In 2011, Globisens launched the Labdisc all-in-one multi-disciplinary laboratory for fields, including physics, biology, chemistry, environmental studies and geography.

On October [*], 2014, we entered into a share purchase agreement to acquire 100% of the share capital of Globisens from its shareholders. Under the terms of our share purchase agreement with the shareholders of Globisens, the parties valued Globisens at $5,250,000, of which $2,500,000 is payable in cash at the closing, and the $2,750,000 balance is evidenced by a number of shares of our common stock determined by dividing $2,750,000 by the initial per share offering price of shares offered under this prospectus, provided, that in no event will such number of shares represent less than 3.437%.of our fully diluted common stock. The closing of the acquisition of Globisens is to occur on the earlier of completion of this offering or March 31, 2015. The Globisens stockholders have agreed not to sell any of their shares for a minimum of two years following the closing.

Following the initial two year period from the closing, in order to secure the value of their LCC shares, the Globisens shareholders have a two year option to “put” all or a portion of such shares back to us at a price equal to the initial offering price of our common stock sold to the public under this prospectus. However, in the event that at any time during the two-year put option period, all of the Company shares issued to the Globisens shareholders have either been registered for resale under the Securities Act, or may immediately be resold to the public without restriction pursuant to an applicable exemption from the registration requirements of the Securities Act, and any or all of such shares have been sold at a price per share that equals or exceeds the initial offering price of our common stock sold to the public under this prospectus, the dollar amount and number of shares that we may be obligated to purchase upon exercise of the put option shall be reduced by the dollar value of the number of shares that were sold by the Globisens shareholders. The Globisens shareholders are not obligated to sell any of our shares during the two year put option period or thereafter; if they elect not to sell shares otherwise available for sale at a price equal to or above our initial per share offering price under this prospectus, we have the right, in lieu of repurchasing their shares upon exercise of the put option, to arrange for a third party to purchase in a brokers transaction or otherwise such shares at a price equal to or higher than our initial per share offering price, and, if the Globisens shareholders elect not to accept such offer to purchase, the put option and our obligations thereunder will terminate.

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In summary, upon consummation of the offering contemplated by this prospectus, we will issue the following shares of our capital stock in connection with the acquisitions of Boxlight, Globisens and Genesis:

●	in exchange for 82.3% of the shares of Boxlight, a total of 270,000 shares of our Series C preferred stock will be issued to the selling Boxlight stockholders, which shall automatically be converted into 12,850,000 shares of our common stock or such other number of shares as shall represent $20,000,000, based on the number of shares issued in this offering multiplied by the initial per share offering price our common stock. An additional 1,028,000 bonus shares of LLC common stock will be issued to certain of the former Boxlight stockholders, and have also agreed to grant options to certain of such stockholders entitling the option holders to purchase, at the initial $___ per share offering price of our common stock, an additional 2,705,250 shares of common stock or such other number of shares as shall represent 5.0% of the Company’s fully diluted common stock;

●	in exchange for 100% of the common shares of Globisens, a total of 1,961,000 shares of our common stock will be issued to the Globisen’s stockholders, or such other number of shares as shall represent 3.437% of our fully-diluted common stock;

●	a total of 1,000,000 shares of our Series B preferred stock will be issued to the four former members of Genesis, which shall automatically be converted into 2,379,000 shares of common stock or such other number of shares as shall represent 4.0% of our fully-diluted common stock and, following consummation of this offering, we will offer to the Delaware subsidiary’s holders of Series A Preferred stock the right to exchange their shares for equivalent Company Series A Preferred Stock, convertible into 2,500,000 shares of our common stock;

In addition, in exchange for a transfer to a subsidiary of Everest Display of the “Boxlight” and “Boxlight Display” trademarks, we have agreed to issue the current owner of such trademarks a number of common shares with a value of $250,000 as determined by dividing $250,000 by the initial per share offering price of our common stock.

Fully-diluted common stock includes all outstanding LCC common stock and all shares issuable upon conversion of preferred stock and exercise of all warrants and options to purchase LCC common stock that are outstanding as at the date of this prospectus. Such term does not include any of the shares of common stock offered under this prospectus or any shares of common stock issuable upon exercise of the underwriter’s warrants

Our Corporate Information

Our principal executive offices are located at 1045 Progress Circle, Lawrenceville, GA 30043. Our telephone number is (678) 891-1122. Our website address is www.logicalchoicecorp.com. These are textual references only. We do not incorporate the information on, or accessible through, any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are deemed an emerging growth company, we may take advantage of specified reduced reporting and other regulatory requirements that are unavailable to public companies that are not emerging growth companies. These provisions include:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

●	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

●	reduced disclosure about our executive compensation arrangements.

We will continue to be an emerging growth company until the earliest of:

●	the last day of our fiscal year in which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

●	the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the prior three-year period, issued more than $1,000,000,000 in non-convertible debt; or

●	the date on which we are deemed to be a “large accelerated filer,” as defined in Securities and Exchange Commission (“SEC”) Regulation S-K.

We are also a “smaller reporting company,” as defined by SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements, and to exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in any fiscal year.

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The Offering

Common stock we are offering	[*] shares

Public offering price	$[*] per share

Common stock outstanding before this offering(1)	[*] shares

Common stock outstanding after this offering(2)(3)	[*] shares

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discount and estimated offering expenses payable by us, will be approximately $[*]. We intend to use the proceeds of this offering to pay a portion of the purchase price for our Globisens acquisition; for research and development of new products; to increase our sales and marketing efforts; build infrastructure, including hiring of additional personnel; and for working capital and other general corporate purposes.

Lock-up	We, our directors and executive officers have agreed with the underwriter not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of [*] months following the closing of the offering of the shares. See “Underwriting” for more information.

Proposed Nasdaq Listing Symbol	“LCC”

Risk factors	See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

(1) The number of shares of our common stock prior to and to be outstanding immediately after this offering is based on [*] shares of our common stock outstanding as of _________, 2014.

(2) The number of shares of our common stock outstanding after this offering includes:

●	[*] shares of common stock issuable upon automatic conversion of 1,000,000 shares of Series B Preferred Stock to be issued to the former members of Genesis, or such other number of shares as shall represent 4.0% of our fully-diluted common stock before giving effect to this offering.

●	[*] shares of common stock issuable upon conversion of the 270,000 shares of Series C Preferred Stock to be issued to the Boxlight shareholders and which automatically convert upon consummation of this offering into _______ shares of common stock or such other number of shares as shall represent $20,000,000, based on the number of shares issued in this offering multiplied by the initial per share offering price our common stock;

●	[*] shares of common stock issued to the former stockholders of Globisens or such other number of shares as shall represent 3.437% of our fully-diluted common stock before giving effect to this offering.

(3) The number of shares of our common stock outstanding after this offering excludes:

●	shares of our Series A preferred stock, convertible into 2,500,000 shares of common stock, which we shall offer to former holders of Series A preferred stock of Vert’s inactive Delaware subsidiary;

●	Up to 15,000,000 shares reserved for issuance under the 2014 Stock Incentive Plan;

●	[5,350,000] shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $____;

●	[*] shares of common stock issuable upon the exercise of the underwriter warrants; and

●	[*] shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information included in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and liquidity could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The following is a summary of all the material risks known to us; however, additional risks that we believe to be immaterial could also impair our business.

Risks Related to Our Business, Operations and Financial Condition

We have incurred losses in the last fiscal year and for the six months ended June 30, 2014 on a pro forma combined basis.

For the year ended December 31, 2013 and the six months ended June 30, 2014, on a pro forma basis and assuming the acquisitions of Boxlight, Globisens, and Genesis were completed on January 1, 2013, we had combined net income (loss) of $970,000 and $1,553,000, respectively. Although we believe that these losses are primarily the result of the significant reductions in global national, state and local educational budgets and purchases due to the world-wide economic recession, there can be no assurance that our losses will not continue in the future, even if expenditures for the products and solutions we sell and distribute increase.

Our pro forma results may not be indicative of our future performance or financial condition.

The unaudited pro forma combined financial information in this prospectus may not be indicative of what our operating results and financial condition would have been for the periods presented had the acquisitions of Genesis, Boxlight or Globisens taken place on the dates indicated or of our future financial condition or operating results. In addition, the unaudited pro forma combined balance sheets included in this prospectus reflect preliminary estimates of the values of assets to be acquired and liabilities to be assumed, and those values could differ materially once we complete our final valuations of this assets and liabilities.

We may not be able to manage our acquisition strategy effectively.

Our growth strategy includes acquiring assets and technologies or companies that have services, products, technologies, industry specializations or geographic coverage that extend or complement our existing business. The process to undertake a potential acquisition is time-consuming and costly. We expect to expend significant resources to undertake business, financial and legal due diligence on potential acquisition targets, and there is no guarantee that we will complete any acquisition that we pursue.

The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The acquisitions to be completed upon consummation of this offering and any future acquisitions will be subject to a number of challenges, including:

●	diversion of management time and resources as well as a shift of focus from operating the businesses to issues related to integration and administration, which could result in the potential disruption of our ongoing business;

●	the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

●	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

●	difficulties in maintaining uniform standards, controls, procedures and policies;

●	difficulties in managing operations in widely disparate time zones;

●	potential unknown liabilities associated with acquired businesses; including liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities;

●	difficulty retaining key alliances on attractive terms with partners and suppliers;

●	declining employee morale and retention issues resulting from changes in compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

●	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

●	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

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Failure to manage expansion effectively may affect our success in executing our business plan and may adversely affect our business, financial condition and results of operation. We may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We generate a substantial majority of our revenue from the sale of our display products, and any significant reduction in sales of these products would materially harm our business.

During fiscal 2013 and for the six months ended June 30, 2014, we generated approximately 85% of our revenue from sales of our interactive display products, consisting of projectors, interactive projectors and interactive flat panels. A decrease in demand for our interactive displays would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive displays, we could experience a significant decrease in sales as customers migrate to those alternative products.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Traditionally, the bulk of expenditures by school districts occur in the second and third calendar quarters after receipt of budget allocations. We expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our cash flow. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

●	the level of sales and the related margins on those sales;

●	the collection of receivables;

●	the timing and size of purchases of inventory and related components; and

●	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive projector developers such as Epson Corp., Panasonic, BenQ, NEC, Infocus, Viewsonic, Hitachi, Optoma, Sony, AAXA, Acer, Casio, Delta Displays, Coretronics, Mimio, Dell and Smart Technologies. We compete with makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Sharp, Samsung, BenQ, Smart Technologies, Promethean, Clear Touch, ELO, Hanshin, Qomo, Hyundai, Hitachi, NEC, Next Window, Panasonic, Prime View, Planar and Horizon. Our distribution activities also face competition from Encore, Lecroi, A3, Summit, TPS, CDW, Sharp, Samsung, Smart, Clear Touch, Promethean, Panasonic, ELO and Qomo and our data logging products face competition from Pasco, Vernier, Fourier and Data Harvest. Substantially all of these competitors provide solutions that include interactive learning products and collaboration features that are similar to those offered by our products or to promote their existing technologies and alternative products as substitutes for our products.

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Many of our current competitors have, and our potential competitors may have, significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter or expand their presence in the market. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively and faster than we can or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continually enhance our current products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to or replace our interactive displays. For example, we have recently observed significant sales of tablet computers by competitors to school districts in the U.S. whose technology budgets could otherwise have been used to purchase interactive displays. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unsuccessful in selling the new products that we are currently developing and introducing, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.

If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

We may not be successful in our strategy to increase sales in the business and government market.

The majority of our revenue has been derived from sales to the education market. Our business strategy contemplates expanding our sales in both the education market, as well as to the business and government training sectors. However, to date, there has not been widespread adoption of interactive display and collaboration solutions in the business and government market, and these solutions may fail to achieve wide acceptance in this market. Successful expansion into the non-education markets will require us to augment and develop new distributor and reseller relationships, and we may not be successful in developing those relationships. In addition, widespread acceptance of our collaboration solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make to businesses and governments. In addition, our brand is less recognized in the businesses and governments market compared to the education market. A key part of our strategy to grow in the business and government market is to develop strategic alliances with companies in the unified communications and collaboration sector, and there can be no assurance that these alliances will help us to successfully grow our sales in this market.

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Furthermore, our ability to successfully grow in the business and government market depends upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses. If we cannot continue to augment and develop new distributor and reseller relationships, market our brand, develop strategic alliances and innovate new technologies, including as a result of decreased revenue from the education market, we may not be successful in our strategy to grow in the business and government market.

Our future sales of interactive displays in developed markets may slow or decrease as a result of market saturation in certain countries.

Futuresource Consulting Ltd. estimates that, as of December 31, 2012, approximately 47% of classrooms in the U.S., 85% of classrooms in the U.K., and 53% of classrooms in Australia already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of additional products, sales in other markets, sales in the business and government market or otherwise, our business, financial condition and results of operations may be materially adversely affected.

We face significant challenges growing our sales in foreign markets.

For our products to gain broad acceptance in all markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content require significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop, or choose not to support, customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure you that we will be able to successfully develop or choose to support customized solutions for each foreign country in which we seek to grow our sales or that our solutions, if developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products competitively in those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely impact revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates, and, to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected, and we may incur unrecovered marketing costs, impairing our profitability.

Our suppliers may not be able to supply components or products to us on a timely basis, on favorable terms or without quality control issues.

We rely on our suppliers for components and depend on obtaining adequate supplies of quality components on a timely basis with favorable terms. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products, or that such suppliers and manufacturers do not produce components and products of sufficient quality. Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. We cannot ensure that product or component shortages will not occur in the future. Because of the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

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We do not have written agreements with several of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

Our dependency on third party suppliers has adversely affected our revenue and may continue to do so.

As of June 30, 2014, our backlog of orders was approximately $2,500,000 of finished products which we were unable to ship to customers by the end of the second quarter due to the inability of certain of our suppliers to timely provide us with components for these products. If this trend continues it could be expected to have a material and adverse effect on our future revenues and ability to effectively project future sales and operating results.

We rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.

If any of our employees leaves us, and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected.

Our success also depends on our having highly trained financial, technical, recruiting, sales and marketing personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing products and services, ensure full compliance with federal and state regulations, launch new product offerings and would have an adverse effect on our business and financial results.

We may have difficulty in entering into and maintaining strategic alliances with third parties.

We have entered into and may continue to enter into strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large established companies. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic alliances, particularly those with large established companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize and performing under these arrangements may adversely affect our results of operations.

We use resellers and distributors to promote and sell our products.

Substantially all our sales are made through resellers and distributors. Industry and economic conditions have the potential to weaken the financial position of our resellers and distributors. Such resellers and distributors may no longer sell our products, or may reduce efforts to sell our products, which could materially adversely affect our business, financial condition and results of operations. Furthermore, if our resellers’ and distributors’ abilities to repay their credit obligations were to deteriorate and result in the write-down or write-off of such receivables, it would negatively affect our operating results for the period in which they occur and, if significant, could materially adversely affect our business, financial condition and results of operations.

In addition, our resellers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive display products, and therefore we depend on our ability to establish and develop new relationships and to build on existing relationships with resellers and distributors. We cannot assure that our resellers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those resellers and distributors but are important to the success of our products include:

●	the degree to which our resellers and distributors actively promote our products;

●	the extent to which our resellers and distributors offer and promote competitive products; and

●	the quality of installation, training and other support services offered by our resellers and distributors.

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In addition, if some of our competitors offer their products to resellers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products, or those resellers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with resellers and distributors our business will be harmed.

An affiliate is in liquidation.

In April 2013, Vert Capital Corporation, our principal stockholder acquired, through a newly formed Delaware corporation, all of the outstanding shares of Logical Choice Technologies, Inc., a Georgia corporation (“LCT”). LCT is in liquidation, and all of its creditors may not be paid. Although LCT’s liabilities are solely its own, LCT creditors may claim that they are owed money by our Company. We believe that any such claim would have no merit, but defending such a claim would divert resources that otherwise would be used in our business.

Risks Related to our Industry and Regulations

Decreases in, or stagnation of, spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies may have a material adverse effect on our revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers. and, to a lesser extent, government agencies, each of which depends heavily on government funding. The effect of the worldwide recession of 2008 and subsequent sovereign debt and global financial crisis have resulted in substantial declines in the revenues and fiscal capacity of many national, federal, state, provincial and local governments. Many of those governments have reacted to the decreases in revenues and could continue to react to the decreases in revenue by cutting funding to those educational institutions. If our products are not a high priority expenditure for those institutions, or if institutions allocate expenditures to substitute or alternative technologies, we could lose revenue.

Any additional decrease in, stagnation of or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to further reduce their purchases of our products, which could cause us to lose additional revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

Risks Related to our Foreign Operations

We are subject to risks inherent in foreign operations.

Sales outside the United States represented approximately 30% of our combined revenues in 2013 and 30% of our combined revenues for the six months ended June 30, 2014. We intend to selectively pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. While we have experience conducting business outside of the United States, we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. We cannot assure that risks inherent in our foreign operations will not have a material adverse effect on our business.

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We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires that we maintain adequate financial records and internal controls to prevent such prohibited payments. Foreign companies, including some of our competitors, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in countries where we do business. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put us at a disadvantage. Although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Our worldwide operations subject us to income taxation in many jurisdictions, and we must exercise significant judgment to determine our worldwide financial provision for income taxes. That determination ultimately is an estimate, and, accordingly, we cannot assure that our historical income tax provisions and accruals will be adequate.

We are subject to income taxation in the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the United States and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

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We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the US dollar. Although we report our results in U.S. dollars, a foreign exchange loss can result and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and these activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

Risks Related to Our Intellectual Property and Technology

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, have contained and may continue to contain design defects or software “bugs” or failures that are difficult to detect and correct in advance of shipping.

The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, including harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital by us. In addition, we are rapidly developing and introducing new products, and new products may have a higher rate of errors and defects than our established products. We historically have provided product warranties for between one and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in the United States and other countries such as Germany, Mexico, Israel, Japan, Taiwan and China. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications, and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

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Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Israel, Germany, Japan, Mexico, Taiwan, China and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

●	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

●	our confidentiality agreements will not be honored or may be rendered unenforceable;

●	third parties will independently develop equivalent, superior or competitive technology or products;

●	disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

●	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

●	adversely affect our relationships with current or future distributors and resellers of our products;

●	adversely affect our reputation with customers;

●	be time-consuming and expensive to evaluate and defend;

●	cause product shipment delays or stoppages;

●	divert management’s attention and resources;

●	subject us to significant liabilities and damages;

●	require us to enter into royalty or licensing agreements; or

●	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property of others.

The markets in which we compete are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our suppliers for which our suppliers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations, and determining the extent such of such obligations could require additional litigation. Claims of intellectual property infringement against us or our suppliers might require us to redesign our products, enter into costly settlements or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenue and operating results could be adversely impacted. Additionally, our customers and distributors may not purchase our offerings if they are concerned that they may infringe third party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and cause us to incur significant expenses. The occurrence of any of these events may have a material adverse effect on our business, financial condition and operating results.

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If we are unable to anticipate consumer preferences and successfully develop attractive products, we might not be able to maintain or increase our revenue or achieve profitability

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to change demands of our customers in a timely manner. If we are unable to introduce new products or technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce more attractive products which would adversely impact our competitive position. Failure to respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenues and excess inventory positions of outdated products.

We may be unable to keep pace with changes in technology as our business and market strategy evolves.

We will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.

Risks Related to This Offering and Our Common Stock

There has been no public market for our common stock, and an active market may not develop or be sustained, which could limit your ability to sell shares of our common stock.

There currently is no public market for our common stock, and our common stock will not be traded in the open market prior to this offering. Although we intend to list the common stock on a national securities exchange in connection with this offering, an adequate trading market for the common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between the underwriters and our board of directors and may not be representative of the market price at which our shares of common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price.

Future sales of our common stock could adversely affect our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products and the expansion of distribution channels require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change, general economic, financial or political conditions in our industry change, or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. If additional funds are raised through the issuance of equity shares, preferred shares or debt securities, the terms of such securities could impose restrictions on our operations and would reduce the percentage ownership of our existing stockholders. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

The market price of our common stock may be volatile, which could cause the value of your investment to fluctuate and possibly decline significantly.

The market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our common stock. You may not be able to resell your shares at or above the current price due to a number of factors such as those listed in “—Risks Related to Our Business and Our Industry.” Some of the factors that could negatively affect our share price or result in fluctuations in the price of our stock include:

●	our operating and financial performance and prospects;

●	our quarterly or annual earnings or those of other companies in our industry;

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●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

●	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

●	the failure of analysts to cover our common stock;

●	strategic actions by us or our competitors, such as acquisitions or restructurings;

●	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	announcements by third parties or governmental entities of significant claims or proceedings against us;

●	new laws and governmental regulations, or other regulatory developments, applicable to our industry;

●	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

●	changes in government spending levels on education;

●	changes in key personnel;

●	sales of common stock by us, members of our management team or our stockholders;

●	the granting or exercise of employee stock options or other equity awards;

●	the volume of trading in our common stock; and

●	the realization of any risks described in this section under the caption “Risk Factors.”

Furthermore, the stock market has recently experienced volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share is expected to be substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on an assumed initial public offering price of $[*] per share, the mid-point of the range set forth on the cover of this prospectus, dilution per share in this offering will be $[*] per share (or [*] % of the initial public offering price). See “Dilution.”

Our Articles of Incorporation, Bylaws and Nevada law may have anti-takeover effects.

Our Articles of Incorporation authorizes the issuance of common stock and preferred stock. Each share of common stock entitles the holder to one vote on all matters to be voted upon by stockholders In addition, our board of directors (“Board”) has the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The ability of our Board to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our Bylaws also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

In addition, certain provisions of Nevada law applicable to our company could also delay or make more difficult a merger, tender offer or proxy contest involving our company, including Sections 78.411 through 78.444 [of the Nevada Revised Statutes, which prohibits a Nevada corporation from engaging in any business combination with any “interested stockholder” (as defined in the statute) for a period of two years unless certain conditions are met. In addition, our senior management is entitled to certain payments upon a change in control and certain of the stock options and restricted shares we have granted provide for the acceleration of vesting in the event of a change in control of our company.

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Our Board has the authority to issue preferred stock, which could affect the rights of holders of our common stock.

Our articles of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. Holders of common stock will have no preemptive rights to subscribe for a pro rata portion of any preferred stock which may be issued. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. These rights, preferences and privileges could negatively affect the rights of holders of our common stock, and the right to convert such preferred stock into shares of our common stock at a rate or price which would have a dilutive effect on the outstanding shares of our common stock. The possible impact on takeover could adversely affect the price of the common stock. Although we have no present intention to issue any shares of preferred stock, we may do so in the future.

One of our directors controls a significant percentage of our common stock, and his interests may not align with the interests of our other stockholders.

One of our directors, Mr. Michael Pope, as a Managing Director of Vert Capital, has dispositive and voting power over the common stock and warrants owned by Vert Capital totaling approximately 35.3% of our issued and outstanding common stock on a fully diluted basis after giving effect to this offering. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one or several controlling stockholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common stock. Although our directors owe fiduciary duties to us and our shareholders, including the duties of loyalty, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

We will have discretion in applying a portion of the net proceeds of this offering and may not use these proceeds in ways that will enhance the market value of our common stock.

Our management will have considerable discretion in the application of the proceeds received by us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our common stock price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our board of directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our market. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited and our stock price could be adversely affected. In addition, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us adversely change their recommendations regarding our common stock, our stock price could decline.

We will incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002 (or SOX), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

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We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we will have to devote substantial efforts to the reporting obligations and internal controls required of a public company, which will result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our shares. We expect to devote significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

●	the last day of the fiscal year following the fifth anniversary of this offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

●	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

●	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, and instead may provide a reduced level of disclosure concerning executive compensation.

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USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discount and estimated offering expenses payable by us, will be approximately $[*]. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately [*]. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering.

We intend to use the net proceeds of this offering, approximately, as follows:

●	$2,500,000 to pay a portion of the purchase price for Globisens;

●	approximately, $___________ for research and development of new products;

●	approximately $___________ to increase our sales and marketing efforts; and

●	approximately $__________ to increase inventories;

●	approximately $__________ to build infrastructure, including hiring of additional personnel; and

●	the balance of approximately $________ for working capital and other general corporate purposes.

Until we use the net proceeds of the offering, we will invest the funds in short-term, investment grade, interest-bearing securities, or in savings accounts.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we currently do not anticipate paying any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, future prospects, applicable Nevada law, which provides that dividends are only payable out of surplus or current net profits and other factors our Board might deem relevant.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014 on:

●	an actual basis, reflecting the filing of our amended and restated articles of incorporation on [*] to effect the 1 for [*] reverse split of our common stock;

●	on a pro forma basis after giving effect to the planned acquisitions of Boxlight, Globisens and Genesis; and

●	on a proforma as adjusted basis giving effect to the foregoing and the sale of [*] shares of common stock by us in this offering at the initial public offering price of $ [*] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

June 30, 2014
($ 000’s, except share and per share amounts)	Actual	Pro Forma	Pro Forma, As Adjusted
Stockholders’ Equity:
Common Stock, $0.0001 par value, 25,000,000 shares authorized, of which 200,000,000 are common stock and 50,000,000 are preferred stock; 25,600,000 shares of common stock issued and outstanding; shares issued and outstanding, as adjusted
Additional paid-in capital
Deficit accumulated during the development stage
Total stockholders’ equity
Total capitalization

You should read these data in conjunction with the information set forth under “Unaudited Pro Forma Combined Financial Information,” which describes these transactions and the related adjustments in greater detail and our and the acquired companies’ historical financial statements from which the pro forma financial data were derived.

The pro forma number of shares of our common stock prior to and to be outstanding immediately after this offering is based on [*] shares of our common stock outstanding as of _________, 2014. The number of shares outstanding as of _______, 2014 includes [*] shares of common stock issuable upon automatic conversion upon the filing of the registration statement of which this prospectus is a part of 1,000,000 shares of Series B Preferred Stock held by the former members of Genesis.

The pro forma number of shares of our common stock outstanding, as adjusted after this offering includes:

●

in connection with the acquisition of Boxlight, [*] shares of common stock issuable upon conversion of the ______ shares of Series C Preferred Stock to be issued to the Boxlight shareholders and which automatically convert upon consummation of this offering into 12,850,000 shares of our common stock or that number of shares of our common stock determined by dividing $20,000,000 by the initial per share offering prices to the shares offered to the public under this prospectus. In addition, another 1,028,000 bonus shares of common stock will be issued to the former majority stockholders of Boxlight;

●	in connection with the acquisition of Globisens, shares of common stock issued to the former stockholders of Globisens or such other number of shares as shall represent 3.437% of our fully-diluted common stock before giving effect to this offering.

●

in connection with the acquisition of Genesis, [*] shares of common stock issued to the former members of Genesis upon conversion of their 1,000,000 shares of Series B Preferred Stock or such other number of shares as shall represent 4.0% of our fully-diluted common stock before giving effect to this offering.;

●	shares of our Series A preferred stock, convertible into 2,500,000 shares of common stock, that we will offer issued to the holders of Series A preferred stock of Vert’s inactive Delaware subsidiary;

The pro forma number of shares of our common stock outstanding, as adjusted after this offering excludes:

●	Up to 15,000,000 shares reserved for issuance under the 2014 Stock Incentive Plan;

●	[5,150,000] shares of common stock issuable upon exercise of outstanding warrants with an exercise price equal to 50% of the initial per share offering price of shares offered to the public in this offering;

●	[*] shares of common stock issuable upon exercise of outstanding warrants with stock options issued to executive officers and former stockholders of Boxlight at a weighted average exercise price of $____; per share

●	[*] shares of common stock issuable upon the exercise of the underwriter warrants; and

●	[*] shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

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DILUTION

Purchasers of our common stock in this offering will experience an immediate dilution to the extent of the difference between the initial public offering price and the pro forma, as adjusted, net tangible book value per share from.

After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $[*] per share (the mid-point of the range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us; our pro forma, as adjusted, net tangible book value at June 30, 2014 would have been $[*] million or $[*] per share. This represents an immediate increase in pro forma, as adjusted, net tangible book value per share of $[*] to the existing stockholders (including Boxlight and Globisens stockholders) and dilution in pro forma, as adjusted, net tangible book value per share of $ [*] to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed public offering price per shares	$	XX.XX
Pro forma, as adjusted, net tangible book value per share as of June 30, 2014.	$	X.XX
Increase in pro forma, as adjusted, net tangible book value per share attributable to the offering		X.XX
Pro forma, as adjusted, net tangible book value per share as of June 30, 2014, after giving effect to the offering		X.XX
Dilution per share to new investors	$	XX.XX

A $[*] increase (decrease) in the assumed public offering price of $[*] per share of common stock would increase (decrease) our pro forma, as adjusted, net tangible book value by approximately $[*] and dilution per share to new investors by approximately $[*], assuming that the number of shares of common stock offered by us, remains the same. A [*] increase (decrease) in the number of shares of common stock offered by us would increase (decrease) our pro forma, as adjusted, net tangible book value by approximately $[*] million and dilution per share to new investors by approximately $[*].

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unaudited PRO FORMA COMBINED FINANCIAL INFORMATION

We prepared the following unaudited pro forma combined financial statements by applying certain pro forma adjustments to the historical consolidated financial statements of Logical Choice Corporation (“LCC”). The pro forma adjustments give effect to the following transactions (the “Transactions”):

●	Our planned acquisition of the assets of Everest Display, Inc. (“EDI”) and its subsidiaries,

●	Our planned acquisition of the assets of Globisens Ltd. (“Globisens”), and

●	Our planned acquisition of the assets of Genesis Collaboration, LLC (“Genesis”).

The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and for the six months ended June 30, 2014 give effect to the Transactions as if each of them had occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of June 30, 2014 gives effect to the Transactions as if each of them had occurred on June 30, 2014.

These pro forma combined financial statements include adjustments for our planned acquisitions because we believe each of these acquisitions is probable under the standards of Rule 3-05 of Regulations S-X. The results of all significant business’ to be acquired in upon consummation of the IPO are shown for the periods prior to their acquisition by Logical Choice Corporation.

We determined that each acquisition shown involved the acquisition of a business, considering the guidance in Rule 11-01 (d) of Regulation S-X, and individually, as well as in aggregate met the significance test of Rule 3-05 of Regulation S-X.

The historical financial statements of EDI, Globisens and Genesis (“Target Sellers”), whose acquisition is planned appear elsewhere in this prospectus.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma combined financial statements in the notes to the unaudited pro forma combined financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the closing date of this offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

We account for our proposed acquisitions using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America, with LCC being considered the acquiring entity. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, net of liabilities, based on their estimated fair values as of the acquisition date. We have not completed the acquisition of the Target Sellers and therefore the estimated purchase price and fair value of the Target Sellers’ assets to be acquired and liabilities assumed is preliminary. Once we complete our final valuation process for our planned acquisitions, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present here.

These unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial condition would have been had the Transactions actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma combined financial statements in conjunction with “Capitalization,” Selected Historical Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

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Logical Choice Corporation

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2013

(in thousands, except share and per share data)	EDI	Globisens	Genesis	Planned Acquisitions Subtotal	LCC	Pro Forma Adjustments		Pro Forma Combined

Revenues	$23,429	$2,996	$2,103	$28,528	$-	$(378	)(1)	$28,150
Cost of revenues	17,580	1,924	1,487	20,991	-	(378	)(1)	20,613
Gross profit	5,849	1,072	$616	7,537	-	-		7,537

Operating expenses:
General and administrative	4,922	496	711	6,129	-	337	(2)	6,466
Research and development	1,150	140	-	1,290	-	-		1,290
Depreciation and amortization	441	75	-	516	-	613	(3)	1,129
Total operating expenses	6,513	711	711	7,935	-	950		8,885

Income (loss) from operations	(664)	361	(95)	(398)	-	(950)		(1,348)

Other income (expense):
Interest expense	(258)	(64)	-	(322)	-	-		(322)
Other income, net	628	-	(4)	624	-	-		624
Total other income (expense)	370	(64)	(4)	302	-			302

Income (loss) before income taxes	(294)	297	(99)	(96)	-	(950)		(1,046)
Income tax expense	(10)	(47)	-	(57)	-	-		(57)
Net income (loss)	(304)	250	(99)	(153)	-	(950)		(1,103)
Net loss attributable to non-controlling interests	133	-	-	133	-	-		133

Net income (loss) attributable to Company	$(171)	$250	$(99)	$(20)	$-	$(950)		$(970)

Net loss per common share- basic and diluted								(0.00)
Weighted average number of common shares outstanding - basic						27,191,493		27,191,493

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Logical Choice Corporation

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2014

(in thousands, except share and per share data)	EDI	Globisens	Genesis	Planned Acquisitions Subtotal	LCC	Pro Forma Adjustments		Pro Forma Combined

Revenues	$9,693	$568	$1,291	$11,552	$-	$(114	)(1)	$11,438
Cost of revenues	7,352	399	998	8,749	-	(114	)(1)	8,635
Gross profit	2,341	169	293	2,803	-	-		2,803

Operating expenses:
General and administrative	2,510	290	441	3,241	-	169	(2)	3,410
Research and development	508	72	-	580	-	-		580
Depreciation and amortization	189	49	-	238	-	281	(3)	519
Total operating expenses	3,207	411	441	4,059	-	450		4,509

Loss from operations	(866)	(242)	(148)	(1,256)	-	(450)		(1,706)

Other income (expense):
Interest expense	(131)	(11)	(2)	(144)	-	-		(144)
Other income, net	120	-	-	120	-	-		120
Total other income (expense)	(11)	(11)	(2)	(24)	-	-		(24)

Income (loss) before income taxes	(877)	(253)	(150)	(1,280)	-	(450)		(1,730)
Income tax benefit	-	44	-	44	-	-		44
Net (loss)	(877)	(209)	(150)	(1,236)	-	(450)		(1,686)
Net loss attributable to non-controlling interests	133	-	-	133	-	-		133

Net income (loss) attributable to company	$(744)	$(209)	$(150)	$(1,103)	$-	$(450)		$(1,553)

Net loss per common share- basic and diluted								(0.00)
Weighted average number of common shares outstanding - basic						27,191,493		27,191,493

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Logical Choice Corporation

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2014

(in thousands)	EDI	Globisens	Genesis	Planned Acquisitions Total	LCC	Pro Forma For Acquisitions		IPO Proceeds(8)	Consolidated Pro Forma Results
ASSETS
Current assets:
Cash and cash equivalents	$5,558	$639	$244	$6,441	$-	$ (2,500)	(4)	$13,000	$16,941
Restricted cash	1,138	-	-	1,138	-	-		-	1,138
Accounts receivable – trade, net	4,660	372	432	5,464	-	(186)	(1)	-	5,278
Inventories, net or reserves	6,889	175	-	7,064	-	-		-	7,064
Other current assets	1,180	178	15	1,373	-	-		-	1,373
Total current assets	19,425	1,364	691	21,480	-	(2,686)		13,000	31,794

Property, plant & equipment, net	1,101	567	-	1,668	-	-		-	1,668
Intangible assets	263	-	-	263	-	11,268	(5)	-	11,531
Goodwill	-	-	-	-	-	10,171	(6)	-	10,171
Other assets	399	-	8	407	-	-		-	407
Total assets	$21,188	$1,931	$699	$23,818	$-	$18,753		$13,000	$55,571

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,953	$230	$644	$2,827	$278	$ (186)	(1)	$-	$2,919
Short-term debt	10,226	84	200	10,510	-	-		-	10,510
Other short-term liabilities	149	45	19	213	-	-		-	213
Total current liabilities	12,328	359	863	13,550	278	(186)		-	13,642

Long-term debt, net of current portion	982	-	-	982	-	-		-	982
Other liabilities:	293	32	-	325	-	-		-	325
Total liabilities	13,603	391	863	14,857	278	(186)		-	14,949

Equity:
Common stock, authorized, issued and outstanding	10,692	-	-	10,692	-	(10,692)	(7)	-	-
Additional paid-in capital	846	578	-	1,424	-	22,971	(7)	13,000	37,395
Retained earnings (accumulated deficit)	(7,753)	828	(164)	(7,089)	(278)	7,089	(7)	-	(278)
Accumulated other comprehensive income	419	134	-	553	-	(553)	(7)	-	-
Equity attributable to non-controlling interests	3,381	-	-	3,381	-	124	(7)	-	3,505
Total equity	7,585	1,540	(164)	8,961	(278)	18,939		13,000	40,622
Total liabilities and equity	$21,188	$1,931	$699	$23,818	$-	$18,753		$13,000	$55,571

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NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

In connection with our planned acquisition of the Target Sellers, we have entered into purchase agreements for the following companies:

●	Everest Display, Inc. (“EDI”)

●	Globisens, Ltd. (“Globisens”)

●	Genesis Collaboration, LLC (“Genesis”)

(1) Basis of presentation – The pro forma adjustments to revenues, cost of revenues, accounts receivable – trade, net and accounts payable and accrued expenses eliminates the transactions among Boxlight, Globisens and Genesis.

(2) Stock Option Expense – We account for stock-based compensation using the fair value method, which requires the measurement and recognition of compensation expense for all share-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. We use the Black-Scholes option pricing model to measure stock-based compensation. The Black-Scholes model determines the fair value of share-based payment awards based on the fair value of the underlying common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair value of the underlying common stock, expected volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The assumptions used in calculating the fair value of the stock-based awards represent management judgment. As a result, if factors change and different assumption are used, the stock-based compensation expense could be materially different in the future. Compensation expense relating to employee stock awards is recorded on a straight-line basis.

Determining the fair value of stock-based awards on the grant date requires the use of estimates and assumptions, including the fair value of our common stock, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. We estimate the expected volatility of our stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options. As a result, we used the simplified method, as provided under SAB Topic 14.D, “Share-Based Payment,” to calculate the expected term estimate based on the options vesting term and contractual terms. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as we do not anticipate paying any recurring cash dividends in the foreseeable future. We estimate the forfeiture rate of our stock-based awards based on an analysis of a group of comparable publicly traded companies. The impact from a forfeiture rate adjustment would be recognized in full in the period in which the forfeiture rate changes and, if the actual number of future forfeitures differs from our prior estimates, we may be required to record adjustments to stock-based compensation expense in future periods.

According to our amended and restated agreement with EDI effective October 31, 2014, we will grant the employees of EDI 10-year options to purchase 2,705,250 shares, which represent on an aggregate basis 5% of the fully-diluted common stock of our common shares, with an exercise price of $1.35 per share. These options vests annually in equal installments over a 4-year period commencing one year after the closing date of our acquisition of EDI The grant date fair value of the options of $1,686,074 was determined utilizing Black-Scholes option pricing model with the following assumptions:

Options
Grant date fair value	$1.35
Interest rate	1.08%
Expected life (in years)	5.5
Volatility	55%
Expected dividends	$—
Forfeiture rate	7%

For the six months ended June 30, 2014 and 2013, pro forma adjustments for the option expenses were $169,000. For the years ended December 31, 2013 and 2012, pro forma adjustments for the option expenses were $337,000.

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(3) Amortization of Intangible Assets – We amortize intangible assets over their estimated useful lives. We based the estimated useful lives of acquired intangible assets on the amount and timing in which we expect to receive an economic benefit. We assigned these intangible assets a useful life of 10 years based upon a number of factors, including contractual agreements, consumer awareness and economic factors pertaining to the combined companies.

The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors could result in a change to the estimate fair value of these intangible assets and/or the weighted-average useful lives from what we have assumed in these unaudited pro forma combined financial statements. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

The amortization of intangible assets of our planned acquisitions assumes that the assets were acquired on January 1, 2013 and amortized over the period associated with each statement of operations. For the six months ended June 30, 2014, pro forma adjustments for the amortization expenses related to intangibles acquired were $281,000. For the years ended December 31, 2013, pro forma adjustments for the amortization expenses related to intangibles acquired were $613,000.

(4) Cash Consideration – The pro forma adjustment to cash reflects the cash we expect to pay in connection with our planned acquisitions.

Acquisition Cash
(in thousands)	Consideration
Pro forma adjustment to cash:
EDI acquisition	$-
Globisens acquisition	2,500
Genesis acquisition	-
Total net pro forma adjustments to cash	$2,500

(5) Intangible Assets – We based our preliminary estimates of each intangible asset type/category that we expect to recognize as part of the planned acquisitions on the nature of the businesses and the contracts that we have entered into with the sellers. We also based our estimate of EDI on the preliminary work prepared by a third party valuation specialist. However, all of these estimates are preliminary, as we have not completed these acquisitions or analyzed all the facts surrounding the business to be acquired and therefore have not been able to finalize the accounting for these transactions.

The figures set forth below reflect the preliminary fair value of intangible assets of the businesses we plan to acquire, and their estimated useful lives. All preliminary estimates for the fair value of intangibles will be refined once the offering is completed and the final list of customers acquired is known.

Fair Value Adjustment to Intangible Assets of Planned Acquisitions

				Total
				Planned	Estimated
(in thousands)	EDI	Globisens	Genesis	Acquisitions	Useful Life
Trademarks	$4,324	$-	$-	$4,324	Indefinite
Patents	2,620	-	-	2,620	10 years
Customer lists	2,162	-	-	2,162	10 years
Customer relationships	2,162	-	-	2,162	10 years
Total intangible assets	$11,268	$-	$-	$11,268

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(6) Purchase Price Allocation – We recognize the assets and liabilities acquired at their fair value on the acquisition date, and if there is any excess in purchase price over these values it will be allocated to goodwill. Stock offering price is assumed to be $1.34 per share.

We engaged a third-party valuation specialist to assist us in valuing the assets acquired and liabilities assumed for the EDI acquisition. The preliminary study is complete and the assumptions will be updated on the consummation of the Initial Public Offering. For our other two planned acquisitions, management has made the decision to temporarily include the difference in the purchase price and the net asset value into goodwill for the initial S-1 filing. We have engaged a third-party valuation specialist to assist us in valuing the assets acquired and liabilities assumed and will update on the first amendment filing to the S-1. These initial estimates will differ from the final valuation, once we have consummated the acquisitions and received the final valuation report of our third-party specialist; and this difference could be material.

The following table shows the preliminary purchase price, estimated acquisition-date fair values of the to-be-acquired assets and liabilities assumed and calculation of goodwill for the businesses we plan to acquire, as of June 30, 2014, the date of our most recent balance sheet.

Assets acquired:

(in thousands)	EDI	Globisens	Genesis	Total Planned Acquisitions
Current assets	$19,425	$1,364	$691	$21,480
Property, plant and equipment	1,101	567	-	1,668
Intangible assets	11,531	-	-	11,531
Other assets	399	-	8	407
Total assets acquired	32,456	1,931	699	35,086
Total liabilities assumed	(13,603)	(391)	(863)	(14,857)

Net assets acquired	18,853	1,540	(164)	20,229
Goodwill	3,236	3,585	3,349	10,170
Consideration paid–cash & equity instruments at fair value	$22,089	$5,125	$3,185	$30,399

The preliminary estimate of equity consideration to be transferred is based on an aggregate value of equity, as stated in the share purchase agreements, at the price of our common stock to be sold in this offering (currently assumed to be $1.34 per share). The number of shares that will be issued in connection with those acquisitions will be fixed shortly before closing of this offering. The total equity value for each acquisition will be determined at the time of closing, based on the fixed number of shares and the actual offering price. The amount of goodwill, if any, on the date of the acquisitions will vary based on the actual price of the offering

(7) Issuance of our common shares in exchange of shares of companies acquired – Adjustment reflects the elimination of equity accounts of companies acquired and the issuance of 17,190,000 shares at $1.34 per share. Adjustment also reflects the adjustment to non-controlling interest as a result of the proposed acquisitions.

(8) Cash Received from IPO – We assume our net proceeds from the offering will be $13 million, after deducting underwriting discounts and commissions of $1.0 million and estimated offering expenses payable by us totaling $1.0 million.

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To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense (benefit), interest income, interest expense, depreciation and amortization. Our management uses EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. We find this especially useful when reviewing pro forma results of operations, which include large non-cash amortization of intangibles assets from acquisitions. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following tables contain a reconciliation of net income (loss) to EBITDA

Reconciliation of net income (loss) for the year ended

December 31, 2013 to EBITDA

						Pro Forma	Pro Forma
(in thousands)	EDI	Globisens	Genesis	Subtotal	LCC	Adjustments	Combined
Net income (loss)	$(304)	$250	$(99)	$(153)	$-	$(950)	$(1,103)
Depreciation and amortization	441	75	-	516	-	613	1,129
Interest expense	258	64	-	322	-	-	322
Income tax	10	47	-	57	-	-	57
EBITDA	$405	$436	$(99)	$742	$-	$(337)	$405

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Reconciliation of net income (loss) for the six months ended

June 30, 2014 to EBITDA

							Pro Forma	Pro Forma
(in thousands)	EDI	Globisens	Genesis	Subtotal	LCC		Adjustments	Combined
Net income (loss)	$(877)	$(209)	$(150)	$(1,236)		$-	$(450)	$(1,686)
Depreciation and amortization	189	49	-	238		-	281	519
Interest expense	131	11	2	144		-	-	144
Income tax	-	(44)	-	(44)		-	-	(44)
EBITDA	$(557)	$(193)	$(148)	$(898)	$		$(169)	$(1,067)

Our management also uses Adjusted EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. We find this especially useful when reviewing pro forma results of operations, which include large non-cash amortization of intangibles assets from acquisitions. We also include non-recurring IPO expenses and stock option expense when determining our adjusted EBITDA. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

The following tables contain a reconciliation of net income (loss) to Adjusted EBITDA.

Reconciliation of net income (loss) for the year ended

December 31, 2013 to Adjusted EBITDA

						Pro Forma	Pro Forma
(in thousands)	EDI	Globisens	Genesis	Subtotal	LCC	Adjustments	Combined
Net income (loss)	$(304)	$250	$(99)	$(153)	$-	$(950)	$(1,103)
Depreciation and amortization	441	75	-	516	-	613	1,129
Interest expense	258	64	-	322	-	-	322
Income tax	10	47	-	57	-	-	57
Stock option expense	-	-	-	-	-	337	337
Adjusted EBITDA	$405	$436	$(99)	$742	$-	$-	$742

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Reconciliation of net income (loss) for the six months ended

June 30, 2014 to Adjusted EBITDA

						Pro Forma	Pro Forma
(in thousands)	EDI	Globisens	Genesis	Subtotal	LCC	Adjustments	Combined
Net income (loss)	$(877)	$(209)	$(150)	$(1,236)	$-	$(450)	$(1,686)
Depreciation and amortization	189	49		238	-	281	519
Interest expense	131	11	2	144	-	-	144
Income tax	-	(44)	-	(44)	-	-	(44)
Stock option expense	-	-	-	-	-	169	169
Adjusted EBITDA	$(557)	$(193)	$(148)	$(898)	$-	$-	$(898)

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

Basis of presentation

The unaudited pro forma financial information, presented under Management Discussion and Analysis of Financial Condition and Results of Operations, for the years ended December 31, 2013 and 2012 and for the six months ended June 30, 2014 and 2013 give effect to LCC’s acquisitions of Boxlight, Genesis and Globisens as if each of them had occurred on January 1, 2012. Transactions between Boxlight, Genesis and Globisens have been eliminated.

Overview

We are a visual display technology company that is seeking to become a world leading innovator, manufacturer and integrator of interactive products for schools, as well as for business and government conferencing. We currently design, produce and distribute interactive projectors and distribute 70” and 84” 4k interactive LED flat panels in the education market. We also design, produce and distribute science, technology, engineering and math (or “STEM”) data logging products to the educational market.

To date, we have generated substantially all of our revenue from the sale of our expanding product line of projectors, LED panels, interactive whiteboards and display devices to the educational market.

Acquisition Strategy and Challenges

Our growth strategy includes acquiring assets and technologies of companies that have products, technologies, industry specializations or geographic coverage that extend or complement our existing business. The process to undertake a potential acquisition is time-consuming and costly. We expect to expend significant resources to undertake business, financial and legal due diligence on our potential acquisition targets and there is no guarantee that we will complete any acquisition that we pursue.

We believe we can achieve significant cost-savings by merging the operations of the companies we acquire and after their acquisition leverage the opportunity to reduce costs through the following methods:

●	Staff reductions – consolidating resources, such as accounting, marketing and human resources.

●	Economies of scale – improved purchasing power with a greater ability to negotiate prices with suppliers.

●	Improved market reach and industry visibility – increase in customer base and entry into new markets.

As a result, we believe that an analysis of the historical costs and expenses of our Target Sellers prior to their acquisition will not provide guidance as to the anticipated results after acquisition. We anticipate that we will be able to achieve significant reductions in our costs of revenue and selling, general and administrative expenses from the levels currently incurred by the Target Sellers operating independently, thereby increasing our EBITDA and cash flows.

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Key business metrics

In addition to the measures presented in our pro forma combined financial statements, we use the following key metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

	Year ended December 31,		Six month ended June 30,
(in thousands)	2013	2012	2014	2013
Key business metrics:
Projector and peripheral units shipped	52,811	35,547	23,260	22,939
Adjusted EBITDA	$742	$251	$(898)	$625

●	Units shipped. Units shipped represents the number of individual units that are shipped during a reporting period, net of any returns. We carry a variety of projectors and other peripherals which vary by model. We monitor units shipped on a monthly basis as it is a key indicator of revenue trends for a reporting period. We use units shipped to help optimize our fulfillment operations and shipment allocations to better maintain operating efficiencies and improve customer satisfaction.

●	Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted after excluding the impact of: provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization. Adjusted EBITDA also excludes stock option expense. We will use Adjusted EBITDA as a key measure to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Components of our Results of Operations and Financial Condition

Revenue

Our revenue is comprised of product revenue, installation revenue and professional development revenue.

●	Product revenue. Product revenue is derived from the sale of our interactive projectors, flat panels, peripherals and accessories, along with other third party products, directly to our customers, as well as through our network of domestic and international distributors.

●	Installation and professional development. We receive a mark-up on installation and professional development services that we outsource to third parties.

Cost of revenue

Our cost of revenue is comprised of the following:

●	internal manufacturing costs;

●	manufacturing costs of our products payable to third-party contract manufacturers;

●	third-party logistics costs;

●	costs of components and finished goods purchased directly from our suppliers;

●	inbound and outbound freight costs and duties;

●	costs associated with the repair of products under warranty; and

●	write-downs of inventory carrying value to adjust for excess and obsolete inventory and periodic physical inventory counts; and

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In addition to manufacturing a portion of our product we also outsource our warehouse operations and order fulfillment and some of our manufacturing to third parties. Our product costs will vary directly with volume and based on the costs of underlying product components as well as the prices we are able to negotiate with our contract manufacturers. Shipping costs fluctuate with volume as well as with the method of shipping chosen in order to meet customer demand. As a global company with suppliers centered in Asia and customers located worldwide, we have used, and may in the future use, air shipping to deliver our products directly to our customers. Air shipping is more costly than sea or ground shipping or other delivery options. We primarily use air shipping to meet the demand of our products during peak seasons and new product launches.

Gross profit and gross profit margin

Our gross profit and gross profit margin have been, and may in the future be, influenced by several factors including: product, channel and geographical revenue mix; changes in product costs related to the release of projector models; component, contract manufacturing and supplier pricing and foreign currency exchange. As we primarily procure our product components and manufacture our products in Asia our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our future average selling prices and unit costs. Gross profit and gross profit margin may fluctuate over time based on the factors described above.

Operating expenses

We classify our operating expenses into three categories: research and development, general and administrative and depreciation and amortization.

●	Research and development. Research and development expense consists primarily of personnel related costs, which include salaries in addition to costs attributable to product design, test, patent, facilities and information technology. Over time, we expect our research and development expense to increase in absolute dollars as we continue to make significant investments in developing new products, applications, functionality and other offerings. Research and development expense may fluctuate as a percentage of revenue, notably in the second and third quarters of our fiscal year when we have historically experienced our highest levels of revenue. We have three divisions in our research and development department, each focusing on different areas of expertise:

●	Division one focuses on developing future front line demands and current product improvements, including both hardware optical coding software;

●	Division two is the idea pool that has been the source of two patents, including the clamp style audio speaker system and our external interactive module.

●	Division three focuses on related technologies to allow for cross platform integration and ease of use for our end customers.

●	General and administrative. General and administrative expense consists of personnel related costs, which include salaries, as well as the costs of professional services, such as accounting and legal, facilities, information technology and other administrative expenses. We expect our general and administrative expense to increase in absolute dollars following the completion of this offering due to the anticipated growth of our business and related infrastructure as well as accounting, insurance, investor relations and other costs associated with becoming a public company. General and administrative expense may fluctuate as a percentage of revenue, notably in the second and third quarters of our fiscal year when we have historically experienced our highest levels of revenue.

●	Depreciation and amortization. Depreciation and amortization expense consists of depreciation on our property, plant and equipment and amortization expense on our intangibles.

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Other income (expense), net

Other income (expense), net consists of interest expense associated with our debt financing arrangements and interest income earned on our cash and investment balances. We do not utilize derivatives to hedge our foreign exchange risk as we believe the risk to be immaterial to our results of operations.

Income tax

We are subject to income taxes in the United States, Taiwan and other foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Additionally, certain of our international earnings are also taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income, the absorption of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities and changes in tax laws. We regularly assess the likelihood of adverse outcomes resulting from the examination of our tax returns by the U.S. Internal Revenue Services, or IRS, and other tax authorities to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges or credits to our income tax expense may become necessary. Any such adjustments could have a significant impact on our results of operations.

Statements of Operations

The following table sets forth the components of our unaudited pro forma combined statements of operations for the periods presented.

	Year Ended December 31,		Six Month Ended June 30,
(in thousands)	2013	2012	2014	2013

Revenues	28,150	26,038	11,438	13,820
Cost of Revenue	20,613	18,681	8,635	9,815
Gross Profit	7,537	7,357	2,803	4,005

Operating expenses:
General and administrative expenses	6,466	6,620	3,410	3,411
Research and development	1,290	1,302	580	593
Depreciation and amortization	1,129	1,094	519	531
Total operating expenses	8,885	9,016	4,509	4,535

Operating income (loss)	(1,348)	(1,659)	(1,706)	(530)

Other income (expense), net	302	93	(24)	342
Income (loss) before income taxes	(1,046)	(1,566)	(1,730)	(188)
Income tax benefit (expense)	(57)	(109)	44	(25)
Net income (loss)	$(1,103)	$(1,675)	$(1,686)	$(213)

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The following table sets forth the components of our unaudited pro forma combined statements of operations for the periods presented as a percentage of revenue.

	Year Ended December 31,		Six Month Ended June 30,
	2013	2012	2014	2013

Revenues	$100.00%	$100.00%	$100.00%	$100.00%
Cost of Revenue	73.23%	71.74%	75.49%	71.10%
Gross Profit	26.77%	28.26%	24.51%	28.98%

Operating expenses:
General and administrative expenses	22.97%	25.43%	29.82%	24.68%
Research and development	4.58%	5.00%	5.07%	4.29%
Depreciation and amortization	4.01%	4.20%	4.54%	3.84%
Total operating expenses	31.56%	34.63%	39.42%	32.81%

Operating income (loss)	(4.79)%	(6.37)%	(14.92)%	(3.84)%

Other income (expense), net	1.07%	0.36%	(0.21)%	2.47%
Income (loss) before income taxes	(3.72)%	(6.01)%	(15.13)%	(1.36)%
Income tax benefit (expense)	(0.20)%	(0.42)%	0.38%	(0.18)%
Net income (loss)	$(3.92)%	$(6.43)%	$(14.74)%	$(1.54)%

Comparison of the Years ended December 31, 2012 and 2013

	Year Ended December 31,		Change
(dollars in thousands)	2013	2012	Amount	%
Revenues	$28,150	$26,038	$2,112	8.11%

Revenue. Total revenue for 2013 was $28.1 million, an increase of $2 million, or 8%, from revenue of $26.0 million for 2012. Total revenue for 2013 included $26.4 million of revenue from existing customers and $1.7 million revenue from new customers. In comparison, total revenue for 2012 included $24.1 million of revenue from existing customers and $1.9 million revenue from new customers.

	Year ended December 31,
	2013		2012
		% of		% of	Change
(dollars in thousands)	Amount	Revenue	Amount	Revenue	Amount	%
Cost of revenue	$20,613	73.23%	$18,681	71.74%	$1,932	10.34%
Gross profit	$7,537	26.77%	$7,357	28.26%	$180	2.45%

Cost of Revenue. Cost of revenue for the year ended December 31, 2013 was $20.6 million compared to $18.7 million for the year ended December 31, 2012, resulting in a decrease of 10.34%. Cost of revenue consists primarily of product cost, labor and overhead and freight expenses directly related to the manufacture of products. Cost of revenue increase was mainly attributable to the increase of units sold in 2013.

	Year ended December 31,
	2013		2012
		% of		% of	Change
(dollars in thousands)	Amount	Revenue	Amount	Revenue	Amount	%

General and administrative	$6,466	22.97%	$6,620	25.43%	$(154)	(2.33)%
Research and development	1,290	4.58%	1,302	5.00%	(12)	(0.92)%
Depreciation and amortization	1,129	4.01%	1,094	4.20%	35	3.20%
Total Operating expenses	$8,885	31.56%	$9,016	34.63%	$(131)	(1.45)%

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General and Administrative Expense. General and administrative expenses for 2013 was $6.5 million, a decrease of $154,000 from general and administrative expenses of $6.6 million for 2012. General and administrative expense consists of sales and marketing expense, which consists primarily of personnel costs, including sales commission, travel, information technology, facilities and professional services fees. General and administrative personnel include our executive, finance and human resources. Professional services fees consist primarily of legal, accounting and consulting costs. We expect general and administrative expense to increase in absolute dollars due to additional legal, accounting, insurance, investor relations and other costs associated with being a public company. While our general and administrative expense as a percentage of total revenue may fluctuate, we expect it to decrease over the long term as a percentage of total revenue.

Research and Development Expense. Research and development expense for the year ended December 31, 2013 and 2012 remained flat at $1.3 million.

Depreciation and Amortization Expense. Depreciation and amortization expense for 2013 remained flat at $1.1 million.

	Year Ended December 31,		Change
(dollars in thousands)	2013	2012	Amount	%
Other income(expense), net	$302	$93	209	224.73%
Income tax benefit (expense)	(57)	(109)	52	47.71%

Other Income (expense), net. Other income (expense), net for 2013 was $302,000, an increase of $209,000 over 2012.

Income tax benefit (expense). Income tax expense for 2013 was $57,000 and remained relatively flat from the 2012 expense of $109,000.

Comparison of the Six Months Ended June 30, 2013 and 2014

	Six Month Ended June 30,		Change
(dollars in thousands)	2014	2013	Amount	%
Revenues	$11,438	$13,820	$(2,382)	(17.24)%

Revenue. Total revenue for the six months ended June 30, 2014 was $11.4 million, a decrease of $2.4 million, or 17.24%, from revenue of $14 million for the six months ended June 30, 2013. Total revenue for the six months ended June 30, 2014 included $10.8 million of revenue from existing customers and $600,000 revenue from new customers. In comparison, total revenue for the period ended June 30, 2013 included $13.5 million of revenue from existing customers and $340,000 revenue from new customers. The decrease in revenue was primarily due to backorders of $2.5 million as a result of component backorders from one of our major suppliers. We have now diversified our primary parts supplier to include contingencies on core component parts.

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	Six Month Ended June 30,
	2014		2013
		% of		% of	Change
(dollars in thousands)	Amount	Revenue	Amount	Revenue	Amount	%
Cost of revenue	$8,635	75.49%	$9,815	71.10%	$(1,180)	(12.02)%
Gross profit	$2,803	24.51%	$4,005	28.98%	$(1,202)	(30.01)%

Cost of Revenue. Cost of revenue for the six-month period ended June 30, 2014 was $8.6 million compared to $9.8 million for the six months ended June 30, 2013, resulting in a decrease of 12.02%. Cost of revenue consists primarily of product cost, labor and overhead and freight expenses directly related to the manufacture of products. Cost of revenue decrease was mainly attributable to the decrease of units sold in 2014.

Gross Profit. Gross profit decreased $1.2 million for the period ended June 30, 2014 to $2.8 million as compared to $4 million for the period ended June 30, 2013 primarily due to the decrease in revenue generated from interactive products which have higher profit margin.

	Six Month Ended June 30,
	2014		2013
		% of		% of	Change
(dollars in thousands)	Amount	Revenue	Amount	Revenue	Amount	%
General and administrative	$3,410	29.82%	$3,411	24.58%	$(1)	(0.03)%
Research and development	580	5.07%	593	4.29%	(13)	(2.19)%
Depreciation and amortization	519	4.54%	531	3.84%	(12)	(2.26)%
Total operating expenses	$4,509	39.42%	$4,535	32.81%	$(26)	(0.57)%

General and Administrative Expense. General and administrative expense remained flat for the periods ended June 30, 2014 and June 30, 2013.

Research and Development Expense. Research and development expense remained flat for the periods ended June 30, 2014 and June 30, 2013.

Depreciation and Amortization Expense. Depreciation and amortization expense remained flat for the periods ended June 30, 2014 and June 30, 2013.

	Six Month Ended June 30,		Change
(dollars in thousands)	2014	2013	Amount	%
Other income (expense), net	$(24)	$342	(366)	(107.02)%
Income tax benefit (expense)	44	(25)	69	276.00%

Other income (expense), net. Other expense for the six month period ended June 30, 2014 was $24,000, a decrease of $366,000 over the six month period ended June 30, 2013. The decrease was mainly due to a decrease in investment income.

Income tax benefit (expense). Income tax expense for the six months ended June 30, 2014 was $25,000 and remained relatively flat from the June 30, 2013 benefit of $44,000.

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Discussion of Seasonality of Financial Condition

Certain accounts on our balance sheets are subject to seasonal fluctuations. As our business and revenues grow, we expect these seasonal trends to be reduced. The bulk of our products are shipped to our educational customers prior to the beginning of the school year, usually in July, August or September. In order to prepare for the upcoming school year, we generally build up inventories during the second quarter of our fiscal year. Therefore, inventories tend to be at the highest levels at that point in time. In the first quarter of our fiscal year, inventories tend to decline significantly as products are delivered to customers and we do not need the same inventory levels during the first quarter. Accounts receivable balances tend to be at the highest levels in the third quarter of our fiscal year as we complete our quarters with the highest level of sales.

We have been very proactive, and will continue to be proactive, in obtaining contracts during the fourth and first quarters that will help offset the seasonality of our business.

Liquidity and Capital Resources

As of June 30, 2014 and December 31, 2013, we had cash and cash equivalents of $6.4 million and $5 million, respectively, before the pro forma adjustments. We financed our capital expenditures during the six months ended June 30, 2014 primarily with cash, line of credit agreements, product financing arrangements and bank loans.

In addition to our cash and banking arrangements, we had accounts receivable of $5.4 million and $5.5 million on June 30, 2014 and December 31, 2013, respectively. Our accounts receivable provide an additional source of liquidity as cash payments are collected from customers in the normal course of business. Our accounts receivable balance fluctuates throughout the year based on the seasonality of the business.

For the six months ended June 30, 2014, we borrowed $3.4 million to finance the purchase of product and product components at an interest rate of approximately 2% bringing the total balance outstanding at June 30, 2014 to $10.4 million of short-term debt. We have credit facilities totaling $11.9 million with $1.5 million remaining in available credit.

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases, capital equipment leases and other operating leases. We lease all of our office facilities. We expect to make future payments on existing leases from cash generated from operations.

We believe that the combination of funds currently available from our various resources will be adequate to finance our ongoing operations for the foreseeable future. In addition, we plan to continue to explore acquisitions and strategic investments related to our business that we may acquire using cash, stock, debt, contribution of assets or a combination thereof.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in the United States. In connection with the preparation of our financial statements we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Notes to each set of the financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

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Revenue Recognition

We recognize revenue when there is evidence of an arrangement, the service has been provided to the customer, the collection of the fees is reasonably assured and the amount of fees to be paid by the customer is fixed and determinable.

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the amount of uncollectible accounts. Our estimate of the amount of uncollectible accounts is based primarily on historical transaction experience.

Business Combinations

We account for our business combinations under the provisions of ASC 805-10, Business Combinations (ASC 805-10), which requires that the purchase method of accounting be used for all business combinations, and have concluded that each of the businesses whose assets were acquired or are to be acquired constitute a business in accordance with ASC 805-10-55.

Assets acquired and liabilities assumed, including non-controlling interests, are recorded at the date of acquisition at their respective fair values. ASC 805-10 also specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. Goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination. Acquisition related expenses are recognized separately from the business combinations and are expensed as incurred. If the business combination provides for contingent consideration, we record the contingent consideration at fair value at the acquisition date with changes in the fair value after the acquisition date affecting earnings. Changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period will affect income tax expense.

Impairment of Long-Lived Assets and Goodwill

Intangible assets, including customer relationships and the value of agreements not to compete arising from our various acquisitions, are recorded at cost less accumulated amortization and are amortized using a method which reflects the pattern in which the economic benefit of the related intangible assets is utilized, which has been estimated to be three years. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible assets.

The intellectual property and customer relationships and associated contracts represent the most significant portion of the value of the purchase price for each of our acquisitions. Our largest acquisition holds intangible assets and has developed substantial technologies.

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. We expect to record goodwill in connection with all of our acquisitions. With these acquisitions, goodwill will be evaluated for impairment using a two-step process that will be performed at least annually in October of each year, or whenever events or circumstances indicate that impairment may have occurred. The first step is a comparison of the fair value of an internal reporting unit with its carrying amount, including goodwill. We will integrate all acquired businesses with our core business and utilize a single technology platform, and have our chief operating decision maker, which is our Chief Executive Officer, monitor and review financial information at a consolidated level for assessing operating results and the allocation of resources. Therefore we will have a single reporting unit. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step is unnecessary.

If the carrying value of the reporting unit exceeds its fair value, a second test is performed to measure the amount of impairment by comparing the carrying amount of the goodwill to a determination of the implied value of the goodwill. If the carrying amount of the goodwill is greater than the implied value, an impairment loss is recognized for the difference. The implied value of goodwill is determined as of the test date by performing a purchase price allocation, as if the reporting unit had just been acquired, using currently estimated fair values of the individual assets and liabilities of the reporting unit, together with an estimate of the fair value of the reporting unit taken as a whole. The estimate of the fair value of the reporting unit is based upon information available regarding prices of similar groups of assets, or other valuation techniques including present value techniques based upon estimates of future cash flow.

Our “Pro Forma Combined Financial Information” includes goodwill and intangible assets of $21,702,000 as of June 30, 2014.

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Inventories

Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Finished goods is primarily determined using weighted average cost and specific identification method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

Income Taxes

We account for income taxes using the asset and liability method, as prescribed by ASC 740, income taxes, which recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record net deferred tax assets to the extent that these assets will more likely than not be realized. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction.

As of June 30, 2014 our deferred tax assets consisted of temporary differences between the book and tax bases of certain assets and liabilities.

Accounting for Stock-Based Compensation

We account for stock-based compensation to employees, including grants of employee stock options in accordance with ASC 718 – stock compensation, which requires that share-based payments (to the extent they are compensatory) be recognized in our consolidated statements of operations based on their grant date fair values. We will recognize stock-based compensation expense on a straight-line basis over the service period of the award.

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BUSINESS

Our Company

We are a technology company with a primary focus on the education and learning industry. We currently design, produce and distribute interactive projectors and 70” and 84” 4k interactive LED flat panels. We also design, produce and distribute science, technology, engineering and math (or “STEM”) data logging products to the educational market.

Through our visual display products and interactive learning platform our goal is to become a single source, world leading innovator, manufacturer and integrator of interactive products for schools and universities, as well as for the learning and development market for business and governmental agencies. We combine our products and technologies with being a traditional value added reseller with sales and support teams representing multiple education and learning solution vendors and suppliers. We believe that we represent a unique vertically integrated company capable of providing products, sales and distribution and service and support to our customers.

We design, produce, sell and distribute interactive projectors and 70” and 84” 4k interactive LED flat panels to schools, businesses and government agencies. Our Globisens subsidiary designs, produces, and distributes science, technology, engineering and math (“STEM”) data logging products to the educational market. To date, we have generated in excess of 90% of our revenues from the sale of our expanding product line of projectors (including our patented interactive projectors), LED panels and display devices to the educational market. As a value-added reseller, we distribute our own interactive hardware products, and third party interactive hardware and software products.

Following completion of this offering, we intend to develop new products and expand the scope of our sales and marketing efforts to school districts, corporations and governmental agencies throughout the United States as well as in Europe and Asia. In addition, we intend to further develop our technology by incorporating existing classroom management tools and software to establish an LCC platform that enables our clients to interact with each other to share presentations, lesson plans and other interactive learning techniques.

Our products are designed to enhance learning experiences in schools, government and business by bringing life to the lessons using interactive educational tools. Research suggests that interactive presentation tools can positively affect student engagement, motivation, understanding and review processes and accommodate students with different learning styles, including students who have special needs. A study in 100 classrooms per year conducted by Dr. Robert Marzano, a top United States researcher in the field of education, concluded that students who had been taught using interactive whiteboards and interactive devices improved their test scores on average by 16 percentiles over a two-year period.

Since launching our patented interactive projectors in 2007, we have sold to public schools in the United States and in 49 other countries, as well as to the Department of Defense International Schools in approximately 3,000 classrooms in 20 countries, the Job Corp, the Library of Congress, the Center for Disease Control, the Federal Emergency Management Agency, six foreign governments and the City of Moscow and numerous Fortune 500 companies, including Verizon, GE Healthcare, Pepsico, First Energy, ADT, Motorola, First Data and Transocean and custom built 4,000 projectors for the Israeli Defense Force. We intend to aggressively expand our marketing efforts in both the United States as well as in Europe, Asia, Africa and Latin America.

In addition to our direct selling efforts, Boxlight currently generates approximately 40% of its revenues through contract manufacturing of interactive projectors and components to brand-name equipment suppliers.

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Our Markets

The global education industry is undergoing a significant transition, as primary and secondary school districts, colleges and universities, as well as governments, corporations and individuals around the world are increasingly recognizing the importance of using technology to more effectively provide information to educate students and other users in knowledge-based societies.

“Smart education” is a phrase used to denote a range of technologies that are used to enhance the delivery and administration of education across various segments such as PreK-12, higher education, enterprise, government and healthcare. This market is broadly segmented by four major parameters; namely, product type, application type, e-learning modes, and geography.

According to “All Global Market Education & Learning”, an industry publication, the hardware product market is on the rise due to increases in the use of interactive white boards and simulation based learning hardware. Education institutions have become more receptive towards the implementation of hi-tech learning components. The advent of technology into the learning space and classroom has enabled multi-modal training and varying curricula. In general, technology based tools help develop student performance when integrated with curriculum. The constant progression of technology in education has helped educators to construct classrooms, that are interactive, developed and collaborative.

According to a new market research report “Smart Education and Learning Market: Advanced Technologies, Digital Models, Adoption Trends and Worldwide Market Forecast (2012-2017),” the Global Smart Education and Learning market is expected to reach $220.0 billion by 2017 at a compounded annual growth rate (CAGR) of 20.3% from 2012 to 2017. Software is estimated to reach $37.2 billion, and hardware is estimated to reach $12.1 billion, by 2017. In 2011, North America accounted for about 60% of the global revenue and is expected to grow at a CAGR of 15.2% from 2012 to 2017.

In the United States, which is our primary market today and in which we sell and distribute interactive educational products for K-12 to both public and private schools, the K-12 education sector represents one of the largest industry segments. According to a September 2011 report to the President from the Counsel of Economic Advisors, the U.S. education market accounted for over $638 billion of expenditures, or about 4.4% of the 2011 U.S. gross domestic product, as measured by National Center for Educational Statistics for the 2010-2011 school year.

Higher education is a large and well-established market, both in the United States and worldwide. In the United States alone, total revenue for all degree-granting postsecondary institutions was over $550 billion for the 2010-2011 academic year, according to a May 2013 report by the U.S. National Center for Education Statistics. The decade between 2000 and 2010 saw a 37% increase in enrollment in postsecondary degree granting institutions in the United States, from 15.3 million to 21.0 million, according to the U.S. Department of Education, and that number is expected to rise to 23.8 million by 2021, a further increase of 13%.

In addition to its size, the U.S. K-12 education market is highly decentralized and is characterized by complex content adoption processes. The sector is comprised of approximately 15,600 public school districts across the 50 states and 132,000 public and private elementary and secondary schools. We believe this market structure underscores the importance of scale and industry relationships and the need for broad, diverse coverage across states, districts and schools. Even while we believe certain initiatives in the education sector such as the Common Core State Standards, a set of shared math and literacy standards benchmarked to international standards, have increased standardization in K-12 education content, we believe significant state standard specific customization still exists, and we believe the need to address customization provides an ongoing need for companies in the sector to maintain relationships with individual state and district policymakers and expertise in state-varying academic standards.

According to a November 2013 study by Bank of America Merrill Lynch, total global spending on corporate eLearning was $25.5 billion in 2012 and expected to reach $32.1 billion by 2015 and $37.5 billion by 2017; a 8% CAGR between 2012 and 2017.

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Our Opportunity

We believe that our existing patented product portfolio and those we intend to develop either alone or in collaboration with other technology companies positions us to be a leading manufacturer and provider of interactive educational products in the global learning and educational market. We believe that increased consumer spending driven by the close connection between levels of educational attainment, evolving standards, personal career prospects and economic growth will increase the demand for our interactive educational products. Some of the factors that we believe will impact the Logical Choice opportunity include:

Growth in U.S. K-12 Market Expenditures

Significant resources are being devoted to primary and secondary education, both in the United States and abroad. As set forth in Executive Office of the President, Council of Economic Advisers report “Unleashing the Potential of Educational Technology,” U.S. education expenditure has been estimated at approximately $1.3 trillion, with K-12 education accounting for close to half ($625 billion) of this spending. Global spending is roughly triple U.S. spending for education generally and K-12 education specifically.

While the market has historically grown above the pace of inflation, averaging 7.2% growth annually since 1969, as expenditures by school districts and educational institutions are largely dependent upon state and local funding, the recent world-wide economic recession caused many states and school districts to defer spending on educational materials, which materially and adversely affected our historical revenues as well as those of many of our competitors. However, expenditures and growth in the U.S. K-12 market for educational content and services now appears to be rebounding in the wake of the U.S. economic recovery. Although, the economic recovery has been slower than anticipated and there is no assurance that any further improvement will be significant, nonetheless, states such as Florida, California and Texas are all scheduled to adopt interactive educational materials for certain subjects between 2013 and 2016, including reading and math.

The NCES forecasts that the current expenditures in the U.S. K-12 market are expected to grow to approximately $665 billion by 2022. The instructional supplies and services market, which uses the types of educational materials and services that we offer, represents approximately 4.8% of this expected market, or approximately $32 billion of these expenditures. There is no guarantee that spending will increase by the amount forecasted and, if it does, there is no guarantee that our sales will increase accordingly.

Favorable Proposed Government Policies

Government policy focus is expected to further drive market growth. For example, President Obama has identified early childhood development as an important education initiative of his administration and has proposed a Preschool for All initiative with a $75 billion budget over the next 10 years to increase access to high quality early childhood education. Multi-state initiatives to establish a common set of educational standards are also expanding the market for teacher professional development and school improvement services.

International Catalysts Driving Adoption of Learning Technology

According to Ambient Insights 2012 Snapshort of the Worldwide and US Academic Digital Learning Market, throughout the world there is anticipated substantial growth in revenues for eLearning products in the academic market segment due to several convergent catalysts, including, population demographics such as significant growth of 15-17 year old students and women in education in emerging markets; government-funded education policies mandating country-wide deployment of digital learning infrastructures; large scale digitization efforts in government and academic markets; a significant increase in the amount of digital learning content; migration to digital formats by major educational publishers and content providers; mass purchases of personal learning devices and strong demand for learning platforms, content and technology services; and the rapid growth of part-time and fulltime online student enrollments.

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Rising Global Demand

As a result of the above international catalysts, we expect to participate in the rising global demand for technology based learning products by continuing to offer our interactive product hardware and software in the United States and, following completion of this offering, expanding our marketing efforts in foreign countries. In the recent years, the global education sector has seen a drastic movement towards the adoption of learning devices. As an example,

●	In 2010, the Peruvian government spent $3.0 billion for an education technology rollout to provide all teachers and students with individual tablets and network infrastructure and classroom displays;

●	In August 2011, the Russian government announced a plan to deploy tablets, “on a massive scale in the Russian educational system to replace printed textbooks;

●	In October 2011, the Indian government launched its heavily subsidized school designed tablet called Aakash; and

●	In July 2011, the Thailand government announced that it intends to give every child in grades 1-6 a tablet starting with first grade students in the 2012 school year. The multi-year program is expected to equip over 5.0 million primary students with handheld devices.

Trends in Tech-Savvy Education. While industries from manufacturing to health care have adopted technology to improve their results, according to Stanford Business School, in its “Trends in tech-Savvy Education”, the education field remains heavily reliant on “chalk and talk” instruction conducted in traditional settings, however, that is starting to change as schools and colleges adopt virtual classrooms, data analysis, online games, highly customized coursework, and other cutting-edge tools to help students learn.

Demand for Interactive Projectors is on the Rise. As a complete system, interactive projectors are considerably less expensive than interactive whiteboards or interactive flat panel displays, placing them at a distinct advantage in price sensitive markets. According to FutureSource, an industry publication, “sales of interactive projectors are expected to grow steadily from 2014 to 2017 with a CAGR at 10.3% world-wide.

Increasing Focus on Accountability and the Quality of Student Education

U.S. K-12 education has come under significant political scrutiny in recent years, due to the recognition of its importance to the U.S. society at large and concern over the perceived decline in U.S. student competitiveness relative to international peers. An independent task force report published in March of 2012 by the Council on Foreign Relations, a non-partisan membership organization and think tank, observed that American students rank far behind global leaders in international tests of literacy, math and science, concluding that the current state of U.S. education severely impairs the United States’ economic, military and diplomatic security as well as broader components of America’s global leadership. As a result, the Executive Office of the President Council of Economic Advisors in a report titled “Unleashing the Potential of Educational Technology” stated that “many observers are concerned about declines in the relative quality of U.S. primary and secondary education, and improving performance of our schools has become a national priority. We believe that the customization of learning programs could enhance innovative and growth strategies geared towards student performance in our nation’s schools.

Additional Technologies.

The delivery of digital education content is also driving a substantial shift in the education market. In addition to white boards, interactive projectors and interactive flat panels, other technologies are also being adapted for educational uses on the internet, mobile devices and through cloud-computing, which permits the sharing of digital files and programs among multiple computers or other devices at the same time through a virtual network. We intend to be a leader in the development and implementation of these additional technologies to create effective digital learning environments.

Handheld Device Adoption

Handheld devices, including smartphones, tablets, e-readers and digital video technologies, are now fundamental to the way students communicate. A 2010 FCC survey provides evidence that the rates of handheld use will increase dramatically. It reported that while 50% of respondents currently use handhelds for administrative purposes, 14% of schools and 24% of districts use such devices for academic or educational purposes. Furthermore, 45% of respondents plan to start using such devices for academic and educational purposes within the next 2 to 3 years. “The use of digital video technologies to support curriculum is becoming increasingly popular as a way to improve student engagement.”

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STEM: Natural User Interfaces (NUIs)

It is already common to interact with a new class of devices entirely by using natural movements and gestures.

Tablet and the new class of “smart TVs” are part of a growing list of other devices built with natural user interfaces that accept input in the form of taps, swipes, and other ways of touching; hand and arm motions; body movement; and increasingly, natural language. Natural user interfaces allow users to engage in virtual activities with movements similar to what they would use in the real world, manipulating content intuitively. The idea of being able to have a completely natural interaction with a device is not new, but neither has its full potential been realized. For example, medical students increasingly rely on simulators employing natural user interfaces to practice precise manipulations, such as catheter insertions, that would be far less productive if they had to try to simulate sensitive movements with a mouse and keyboard. NUIs make devices seem easier to use and more accessible, interactions are far more intuitive, which promotes exploration and engagement. (NMC Horizon Project “Technology Outlook STEM+ Education 2012-2017).

The Business and Government Market

The business and government market for interactive displays represents an attractive growth opportunity for us because of the desire of companies to improve the quality of training, development and collaboration.

In meeting rooms, our solutions help achieve the following:

●	Enhance brainstorming and collaboration by providing a real-time focal point upon which participants can share their ideas with the entire group of attendees, including those in remote locations;

●	Add a tangible, interactive dimension to conferencing that enables attendees to visualize a situation or concept and make decisions based on that visualization;

●	Save time and enhance productivity by enabling users to save and distribute their collective work product from a meeting without the inconsistencies and subjectivity that may result from individual note taking;

●	Realize cost savings not only by reducing travel needs, but also by improving internal communication and team building; and

●	Enable participants to access digital files and use applications in real time.

In training centers, we believe that our solutions help to enhance achievement levels with multi-modality (visual, auditory and kinesthetic) learning capabilities, improved interactivity and engagement and real time assessment and feedback. Our solutions may also help improve an enterprise’s return on investment by providing better trained employees reducing training time and getting employees back to their jobs, reduced travel expenses, improved customers service from well-trained employees and reduced employee turnover.

Our Products

We are a global leading manufacturer of interactive projectors and high definition 70” and 4k 84” interactive LED flat panels. We believe we offer the most comprehensive and integrated line of interactive display solutions, audio products, peripherals and accessories for schools and enterprises. Our products are backed by over 20 years of research and development, as we introduced the world’s first interactive projector in 2006 and received applied patents in 2010. We focus on developing easy-to-use solutions combining interactive displays with robust software to enhance the educational environment.

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Advances in technology and new options for introduction into the classroom have forced school districts to look for solutions that allow teachers and students to bring their own devices into the classroom, provide school district information technology departments with the means to access data with or without internet access, handle the demand for video, and control cloud and data storage challenges. Our design teams are able to quickly customize our products to serve the needs of our clients so that existing hardware and software platforms can communicate with one another. We have created plug-ins for annotative software that makes existing legacy hardware interactive and our designs work with or without wires. Our goal is to become a single source solution to satisfy the needs of educators around the globe for interactive products.

We pride ourselves in providing industry leading service and support and have received numerous product awards. In 2010, our ProjectoWrite2 interactive projector received an award as one of the Top 5 Products at InfoComm, the largest audio-visual dealer and reseller tradeshow in the U.S. Shortly thereafter, Pacific Media Associates, one of two industry reporting companies in the world, and CE Pro Magazine, announced the ProjectoWrite2 as their choice for Best New Product of the Year in 2010. In 2011, we were an American Business Awards finalist for the Best Customer Service Department. We were a Bronze Stevie Winner in the categories of Most Innovative and Fastest Growing Tech Company of the Year in 2012, and in, 2013, we were awarded the People’s Choice “Stevie” Award for our ProjectoWrite 5 for Favorite Computer Hardware Product.

Interactive Projectors:

Boxlight’s suite of patented, award-winning interactive projectors offers a wide variety of features and specifications to suit the varying needs of instructors, teachers and presenters around the world. With an interactive projector any wall, whiteboard or other flat surface can become an interactive surface and enable computer control. A user can utilize a pen stylus or finger as a mouse and write or draw images displayed on the screen. As with interactive whiteboards, the interactive projector accommodates multiple users simultaneously. Images that have been created through the projectors can be saved as computer files. Except for the ProjectorWrite 8 or P8 series, all Boxlight interactive projects use LCD technology.

The ProjectoWrite 5 series provides wired interactivity and features 60 frames per second and Dual Screen Link, linking two BOXLIGHT interactive projectors, two presenters and two screens (or one large screen) into a powerful interactive surface, allowing for Microsoft office content, video, pictures, web page and live streaming. It also has built-in storage of up to 1.5 GB for on-the-go display; a USB or EZ WiFi LAN connection from the PC, Mac or mobile device to the interactive projector is required for interactivity with projected image. The ProjectoWrite5 interactive projector allows for a maximum of five interactive pens working simultaneously. Utilizing our patented embedded interactive CMOS camera at 60 frames per second, response time is less than 12 ms. and accuracy is 3 pixels.

The ProiectoWrite 6 series is for wireless interactivity using has a wireless USB dongle with a camera speed of to 90 frames per second. The ProiectorWrite6 provides four separate and independent interactive touch points.

The ProjectoWrite 8 series can be installed just inches from the screen. This ultra-short throw offering minimizes shadowing experienced with both short-throw and standard throw offerings. Auto calibration with the ultra-short throw unit allows for quick and easy installs.

Each of our ProjectoWrite 5, 6 and 8 series uses a stylus or pen to emulate touch features of a tablet PC with Boxlight’s driver package.

Our new ProjectoWrite 10 series is first in our new line of patented finger-touch interactive projectors. With the addition of a laser module, a moderator or student can use a finger, or any solid object, to interact and control the computer at the projected image. With 10-point touch, a user can capitalize on the new touch features of Microsoft Windows 8, emulating a tablet. The ProjectoWrite 10 series will offer an upcoming pen and touch solution that recognizes Boxlight’s LightPen and finger touch simultaneously. We intend to launch our ProjectoWrite 10 product in December 2014.

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Last year, we began installation in the Dallas Independent School District delivering our ProjectoWrite 6 series interactive projectors in up to 13,000 classrooms. With over 15,000 network access points and 158,000 students, we needed to adapt our wireless display software to enable projectors to work over several sub netted segments of their network. Having our in-house software developers create Dallas’ custom software platform, we completed their unique software and were able to deploy in less than 30 days. We included in each unit our long lasting harsh environment filter, which allows up to 5,000 hours of maintenance-free use. In addition, the district subscribed to our Lamps for Life program, which provides unlimited projector lamps for only the cost of round-trip shipping.

In addition to our direct selling efforts, Boxlight currently generates approximately 40% of its revenues through contract manufacturing of interactive projectors and components brand-name equipment suppliers. These enterprises sell the same or similar products in the same markets served by Boxlight, but have elected to purchase our patented interactive projectors and components, rather than seeking licenses under our patents.

External Interactive Devices:

Our OutWrite interactive modules employ a patented CMOS camera with optical coating that make any non-interactive projectors interactive. The OutWrite features a preview window when connected via USB cable to allow simple setup and calibration. We are developing an interactive module that support Android devices. The OutWrite device allows for the same touch emulation with our interactive pens as the ProjectoWrite5 interactive projectors.

Interactive LED Flat Panels:

Boxlight’s ProColor series of interactive LED panels are available in both 70” HD and 84” 4k. models. Both include an OPS slot for embedded Windows 8 and upcoming Android operating systems. ProColor Interactive LED panels utilize infrared blocking technology, offering 10 points of touch for simultaneous interaction of multiple users. ProColor’s built-in 12 watt speakers add room filling sound to the display’s vivid colors. Our interactive LED panels feature Korean glass with optical coatings that is highly scratch resistant and improve viewing angles and ambient light interference.

Peripherals and Accessories

We offer a line of peripherals and accessories, including amplified speaker systems, mobile carts, installation accessories and adjustable wall-mount accessories that complement our entire line of interactive projectors, LED flat panels and standard projectors. Our height and tilt adjustable DeskBoard mobile cart, which won the Best of ISTE in June 2014 for Best Hardware product, can be used as an interactive screen or interactive desktop with our ProjectoWrite 8 ultra-short throw interactive projectors.

Audio Solutions:

Boxlight offers its SoundLite audio solutions as an affordable and easy-to-install amplified speaker system for use with all of our projectors. The 30 watt SoundLite product is available with wireless microphone. This device produces quality stereo sound in any room.

Features in future SoundLite models will have our security enabled system and IP addressable audio classroom solution allowing point-to-point address as well as a network wide area address. A panic switch on the wireless transmitters will enable live broadcast of classroom audio and simultaneously trigger predetermined alerts. This feature is designed to work over a school’s existing network infrastructure.

Non-Interactive projectors

We manufacture a full line of standard non-interactive projectors. Our Boston Series feature our embedded wireless display functions and is available in short and standard throw options. Offering brightness from 2,700 way to 4,000 lumens, we furnish projectors for small classrooms to auditoriums with our Boston platform. This series is available in both XGA and WXGA resolutions to replace projectors on existing interactive whiteboards in classrooms operating on limited budgets. We have designed this platform to provide easy user maintenance with side-changing lamps and filters and developed HEPA filtration systems for harsh environments.

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Our ECO line of projectors is for schools with tight budgets. With inorganic high-contrast panels, we ensure long-life and reliability while providing a quality and affordable product. This platform is available in short and standard throw and XGA and WXGA resolutions.

In the past several years, Boxlight, together with strategic allies, has provided customized products that fit specific needs of customers, such as the Israeli Ministry of Defense. Working with Nextel Systems, Boxlight delivered over 2,000 projectors, with special kitting performance, asset tagging, custom start up screens, operating defaults appropriate for harsh environments, and other unique product specifications. We also met requirements that each projector contain at least 51% U.S. content and be assembled in the United States. We appointed a service center in Israel to provide warranty service and support. Nextel found Boxlight to be the only manufacturer able to meet the stringent requirements, leading not only to the original multi-year contract, but to extensions for favorable execution and performance.

STEM Products

Globisens designs and manufactures a line of handheld data-logging devices that enable teachers and students to measure, record, graph, analyze, and manipulate the results of physics, biology, and chemistry experiments and observations from environmental and geographic studies. With the Labdisc, for example, a class can measure and graph the height of a ping-pong ball’s bounce against time, to observe acceleration due to gravity and derive the mathematical formula describing it. The Labdisc releases teachers from hours of setup time and can save schools substantial investments and space required by traditional laboratories.

In 2012, WorldDidac, the global trade association for companies providing products for education and training, recognized Labdisc with the WorldDidac award for innovation and pedagogic value. Labdisc was a Tech & Learning’s 2012 Awards of Excellence winner, and, in 2013, the Labdisc won Bizmedia Ltd’s E-Learning Gold Award for Most Innovative e-learning product.

The Labdisc gensci has built-in sensors measuring air pressure, current, geographic location (via GPS), light, sound, motion, pH, relative humidity, temperature, and voltage. The Labdisc enviro, Labdisc physics, and Labdisc biochem include specialized sensors for experiments and observations particular to the discipline. Each model is auto-calibrating and equipped with an LCD display to select experimental parameters, such as sensor sampling speed that ranges from 10 to 24,000 samples per second, and reads experimental results. Each Labdisc provides USB and Bluetooth connectivity and, using our GlobiLab software, we support PC, MAC, Linux, iOs and Android platforms. The devices weigh about 10 ounces, and battery life is 150 hours.

Globisens also offers GlobiMate, an Intel-designed, science-ready, three-sensor, 10-inch tablet computer, to which the Labdisc or our seven-sensor Mini can be attached, to create a powerful, portable science laboratory. With our optional microscope adapter, the GlobiMate’s camera can be converted into a microscope. We also provide a storage cart, with built in charger, that can hold up to 16 Labdiscs and tablets.

Our Software Solutions

We produce a “driver”, which is software that allows a computer to communicate with hardware or devices. Our driver comes in various versions depending on the model of interactive projector purchased. If used with Windows7 and above, users have the ability to toggle between ‘mouse’ and ‘touch’ mode. Mouse mode allows users to operate the mouse at the interactive screen like a traditional mouse. Touch mode will allow for up to 5 pens/users to interact on the touch screen surface. The latest TouchDriver on the ProjectorWrite 10 recognizes fingers (or nearly any other solid object) at the projection surface and will allow for up to 10 points of interactivity.

Our LightPen 5 software allows users to annotate in multiple colors and formats with our interactive projectors and is one of several annotation packages offered. Our SPDriver must be connected to a Boxlight interactive projector to function. The LightPen software defaults to overlay mode and allows the user to annotate over almost every program and image on the computer including static images and/or full motion video. The tool bar is easily accessible and can be moved around the interactive screen for easy access and includes three default pen colors and a highlighter.

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Pen line thickness and color can be changed, multi-user whiteboard mode allows for up to 5 points of interaction at a time, and a multi-page feature allows for extended note-taking. With included quick tools, such as on-screen keyboard quick tool, power point presentation mode, curtain reveal, and spot light modes, presenters needs are met at the tip of a pen or finger.

To date, all of our software solutions are included with the purchase of our interactive products. However, approximately 15% of the Boxlight employees are engaged in software development. Subject to completion of this offering and access to adequate liquidity, we intend to offer LightPen and other software products for sale directly to businesses and government agencies for use in learning applications and virtual remote desktop connectivity.

Value Added Reseller

Genesis is a traditional value-added reseller with sales and support teams representing multiple education and learning solution technologies, vendors and suppliers. Genesis is either a premier partner or an exclusive partner in defined geographic markets for the education solution providers listed below:

Vendors	Products
Boxlight	Interactive Projectors, Interactive Flat Panels, Audio Systems, Mounting Devices and Mobile Stands
Globisens	Scientific Data logging devices
Promethean	Interactive Software, Interactive Whiteboards, Interactive Flat Panels, Mounting Devices, Tablets, Document Cameras
AHA	Interactive Flat Panels (4k- multiple sizes) for Corporate Market, Interactive Podiums, Mobile Mounting Devices
Amplify	Interactive Tablets, Software and Services
Safari Montage	Video Caching Servers and Video Content
Audio Enhancement	Audio Systems, Microphones, and Classroom Safety Cameras and School Security Systems and Classroom Management tools
Learning Clip	PreK – Grade 5 Math Curriculum
Critical Links	Classroom Caching Servers
BenQ	Projectors
Samsung	Tablets
nGrain	3D Industrial Product Training
Prowise	Classroom management and lesson plan development software and interactive flat panels
Impero	School technology infrastructure software and classroom management solutions
iDashboards	Executive Dashboards – All Sectors

Genesis has trained personnel to sell and support these solutions. The sales team consists of 20 sales and support professionals, with an average of over 8 years selling experience to school districts, private schools, PreK schools, and business and government accounts. The sales representatives have been involved in selling, implementing, and supporting mission-critical solutions that were highly visible to the public due to the scope and expenditures. The implementations have represented some of the largest project managed solutions in school districts in Genesis’ geographic areas, such as Georgia, Alabama, North Florida, Pennsylvania, New Jersey and New England. The projects were often districts with several thousand classrooms involving project management, professional development, consulting, and installation of Interactive Whiteboards and associated peripherals. The projects were installed on time and on budget with highly referable customers as a result. We have earned trusted advisor status with our customers and have access to key decision makers in all targeted markets.

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Production and Technical Support and Service

Boxlight manufactures and assembles its interactive projectors in-house in Taiwan, Mexico, China and the United States. We currently procure materials principally in Taiwan and Japan, with a majority of manufacturing fulfilled in Taiwan. We believe that Boxlight can increase manufacturing capacity by 50% without material additional capital expenditure. We use cell manufacturing processes to maintain accountability for our products down to the individual operator.

For certain of our peripheral and accessory products, we control the entire design process internally and then outsource manufacturing and assembly to lower production costs. To create other products, we work with original design manufacturers and original equipment manufacturers, typically using their production processes.

We handle most of our warehouse and logistics functions in North America, Europe and Asia. In North America our facilities are located near Seattle, WA and Atlanta, GA.

Globisens self-manufactures and contract manufactures its products to its design and specifications.

In the United States, we currently have our technical support and service located near Seattle, WA and Atlanta, GA. Additionally, Boxlight provides direct support and service from its production facilities in Hsinchu Taiwan and Wuxi China and its assembly facility in Mexico City, Mexico, as well as through third party service partners located throughout the world. Our technical support division is responsible for the repair and closing of the customer service cases, resulting in more than a 60% of our customer service calls, ending in immediate closure of the applicable service case. We accomplish this as a result of the familiarity between our products and the customer service technician.

Intellectual Property

Boxlight’s business depends, in part, upon protecting our intellectual property in the technology that we design and develop. We rely on our patents, copyrights, and a combination of our software encryption, internal procedures, and nondisclosure agreements for this purpose. We will apply for patent protection where we believe it will give us a competitive advantage and licensing revenues. As of October 1, 2014 we hold 30 issued worldwide patents, with an additional 11 worldwide patent applications pending. In addition, we own a number of trademarks that we believe are well known in our markets and represent a considerable amount of goodwill captured over many years of serving those markets.

Our worldwide patents are expected to expire at various dates between May 5, 2016 and December 2, 2030.

Although we believe that our portfolio of patents and trademarks provide us with a competitive advantage, we do not consider the expiration or termination of any one or any group of these assets to be of such importance as to have any material or adverse effect on our business. We believe that our primary competitive advantage is based upon our collection of trade secrets, know-how, proprietary manufacturing techniques, and deep customer relationships and application knowledge. Our core products contain a large number of complex algorithms, electronics, and mechanical components, refined in a customer driven development process. We believe our customers rely on the inherent advantage that comes from this continuous improvement in our products over time.

We believe that our customers also rely on us for our experience and expertise in the application of our products to meet their needs, and in many cases our expertise of a customer’s application exceeds that of the customer.

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Competition

We are engaged in an industry that is highly competitive. Our industry is evolving and characterized by technological change, as a result it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive projector developers such as Epson Corp., Panasonic, BenQ, NEC, Infocus, Viewsonic, Hitachi, Optoma, Sony, AAXA, Acer, Casio, Delta Displays, Coretronics, Mimio, Dell, Smart Technologies. Along with makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Sharp, Samsung, BenQ, Smart Technologies, Promethean, Clear Touch, ELO, Hanshin, Qomo, Hyundai, Hitachi, NEC, Next Window, Panasonic, Prime View, Planar and Horizon. Our distribution operation faces competition from Encore, Lecroi, A3, Summit, TPS, CDW, Sharp, Samsung, Smart, Clear Touch, Promethean, Panasonic, ELO and Qomo. Our data logging products face competition from Pasco, Vernier, Fourier and Data Harvest, which in all categories collectively provided, and continue to provide, solutions that include interactive learning products and collaboration features substantially similar to those offered by our products or to promote their existing technologies and alternative products as substitutes for our products.

Employees

We have approximately 142 employees, of whom 20 employees are engaged in product development, engineering and research and development, 39 employees are engaged in sales and marketing, 21 employees are engaged in administrative and clerical services and 51 are engaged in production. In addition, a total of approximately 11 individuals provide services to us as independent contractor engaged primarily in sales and marketing.

None of our employees are represented by labor organizations. We consider our relationship with our employees to be excellent. A majority of our employees have entered into non-disclosure and non-competition agreements with us or our operating subsidiaries.

Properties

Our corporate headquarters is located at 1045 Progress Circle, in Lawrenceville, Georgia 30043, which houses our administrative offices as well as the distribution operations for Genesis and assembly for the Boxlight brand. We have approximately 45,000 square feet office space, which we believe is sufficient for our current operations.

After the acquisition, we will continue to maintain an office in Belfair, WA where Boxlight was originally based, for sales, marketing, technical support and service staff. Additional offices and manufacturing for the Boxlight operations are located in Hsinchu, Taiwan, WuXi, China, and Mexico City, Mexico, which meet TAA compliancy and GSA standards. We will combine the manufacturing for Globisens and Boxlight in WuXi, China.

Legal Proceedings

We are not subject to any material legal proceedings or claims against us.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors, executive officers and other key members of our management team as of October 31, 2014:

Name	Age	Position(s)
James Mark Elliott	63	Chief Executive Officer and Director
Henry (“Hank”) Nance	42	President and Chief Operating Officer
Sheri Lofgren	57	Chief Financial Officer
Michael Pope	34	Director
Tiffany Kuo	26	Independent Director

Set forth below is biographical information about each of the individuals named in the tables above:

James Mark Elliott. Mr. Elliott is our Chief Executive Officer. From 2012 to date, he has also served as the President of our subsidiary, Genesis Collaboration, LLC. From 2005 through 2012, he was the President of Promethean, Inc., a manufacturer and distributor of whiteboards and interactive learning devices and led the team that grew Promethean in the Americas from $5 million in revenue to up to $250 million with over 1,300,000 interactive whiteboards installed around the world. Throughout his career, Mr. Elliott has held Senior Executive Roles, including President, Senior Vice President or Director roles with Apple Computer, Lawson Software, E3 Corporation, PowerCerv Technologies, Tandem Computers, and Unisys/Burroughs. Mr. Elliott received a BBA in Economics from the University of North Georgia and a Master of Science degree in Industrial Management from Georgia Institute of Technology.

Henry (“Hank”) Nance Hank Nance began his career with Boxlight in 1999 and has served as Boxlight’s President since [___]. At Boxlight, he developed the company’s first business to consumer division, generating over $12 million in sales within the first 24 months of inception. Shortly thereafter he took over product development, corporate relations, and negotiations for business to consumer and business to business products. Nance’s knowledge of product combined with his acute sense of customer needs and employee management lead him to the General Manager position. As General Manager he worked hand in hand with Boxlight’s founder to develop new strategies and long term goals for the company, manage day to day logistics, product, sales, marketing, and finance. In 2009 when Boxlight’s founder and CEO retired, Nance took over as President and has since increased sales at a rate of nearly 30% year over year, developed leading-edge products, created industry changing programs and services, and patented products that have revolutionized the industry and impacted competitive product development. Prior to Nance’s tenure at Boxlight he spent many years managing commercial and residential construction working on high profile projects in the San Juan Islands in Washington State and on large scale developments throughout Northern California.

Sheri Lofgren. Ms. Lofgren is our Chief Financial Officer. Since July 2013 she has also served as CFO of our subsidiary, Genesis Collaboration, LLC. She was Chief Financial Officer at LCT, a distributor of interactive whiteboards from 2006 to 2013. Ms. Lofgren is a Certified Public Accountant with extensive experience in financial accounting and management, operational improvement, budgeting and cost control, cash management and treasury, along with broad audit experience, internal control knowledge and internal and external reporting. She started her career with KPMG and then joined Tarica and Whittemore, an Atlanta based CPA firm, as an audit manager. Ms. Lofgren is a graduate of Georgia State University where she earned a B.A. in Business Administration – Accounting

Michael Pope. Mr. Pope has served as Managing Director of Vert Capital Corp., a Los Angeles based merchant bank, and its affiliates since October 2011, and manages portfolio holdings in education, consumer products and digital media. Prior to joining Vert Capital, from May 2008 to December 2011, Mr. Pope was the Chief Operating Officer of SkinCareRx, a leading retailer of health and beauty products. He has held various education and finance positions including CFO of SkinScience Institute, Sr. SEC Reporting at Omniture and Assurance Associate at Grant Thornton. Mr. Pope holds an active CPA license and currently serves on the boards of various organizations. Mr. Pope earned his undergraduate and graduate degrees in accounting from Brigham Young University with academic honors.

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Tiffany Kuo. Ms. Kuo has been a General Management Consultant in Strategy and Operations for Deloitte Consulting, LLP in Houston, TX since August 2011. She manages complex vendor disputes, advises on settlement strategies with vendors, Merger & Acquisition for Fortune 500 Consumer Products Company, developed and facilitated global synergy programs and materials management project. Ms. Kuo graduated from Rice University with her Bachelor of Science in Electrical Engineering in 2011 and is Masters of Science Electrical Engineering and currently in the Massachusetts Institute of Technology, Sloan Masters of Business Administration Program.

At this time, Ms. Kuo is our sole independent director. We intend to add two additional independent directors prior to the consummation of this offering.

Corporate Governance

In connection with this offering, we will apply to list our shares of Common Stock on the Nasdaq Capital Market. Under The Nasdaq Marketplace Rules we are required to comply with certain corporate governance standards at the time of listing, which include (i) having a majority of independent directors on our board; and (ii) establishing an audit committee in compliance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the “Exchange Act”), a compensation committee and a nominating and governance committee comprised of independent directors. We have not yet established the committees, but when established each of the committees shall adopt charters containing detailed descriptions of the committees’ duties and responsibilities. Under Nasdaq Marketplace Rule 5615(b)(1) a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements, the committee composition requirements and the majority independent board requirement. We intend to rely on the phase-in schedules set forth in Nasdaq Marketplace Rule 5615(b)(1).

The audit committee shall assist the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The audit committee is responsible for retaining (subject to stockholder ratification) and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The compensation committee shall make recommendations to the Board concerning salaries and incentive compensation for our officers, including our Principal Executive Officer, and employees and administers our stock option plans.

The nominating and corporate governance committee shall assist the Board in identifying qualified individuals to become board members, in determining the composition of the Board and in monitoring the process to assess Board effectiveness.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be made available on the Corporate Governance section of our website, which is located at www.logicalchoicecorporation.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

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Employment Agreements

James Mark Elliott

Effective as of October 1, 2014, we entered into an employment agreement with James Mark Elliott expiring December 31, 2017. Under the terms of his agreement Mr. Elliott will serve as our Chief Executive Officer reporting to our board of directors. During the term of his agreement, Mr. Elliott will receive a base salary of $120,000 per annum, plus such annual bonuses as the board of directors may, from time to time, determine. In the event we elect to terminate Mr. Elliott’s employment prior to the expiration of the term of the agreement, we will be responsible to pay him six month’s severance pay.

Mr. Elliott’s agreement contains confidentiality and non-competition and non-solicitation covenants that continue during and for two years following the expiration of his employment agreement; provided, that such restrictive covenants expire immediately if we breach his employment agreement and in six months if we elect to terminate his employment prior to the expiration of the term of the agreement for reasons other than just cause (as defined).

In addition, LCC agreed to issue to Mr. Elliott stock options under our 2014 stock incentive plan, entitling him to purchase a total of 2,082,300 shares of our common stock at an exercise price of $0.02 per share. The options vest in quarterly installments over a three year period commencing on March 31, 2015 and entitle Mr. Elliott to purchase the 2,082,300 option shares in 12 quarterly installments of 173,525 shares at the end of each calendar quarter, commencing March 31, 2015. To the extent vested options are not exercised at the end of any one or more such quarters, such options shall accumulate and option shares may be purchased in any one or more subsequent calendar quarters through the quarter ending December 31, 2017. All non-vested options terminate in the event Mr. Elliott’s employment is terminated “for cause” (as defined in his employment agreement) prior to the expiration of the term of his employment agreement or he voluntarily resigns his employment without good reason. All vested options shall terminate, in the event and to the extent that option shares have not been purchased by December 31, 2017.

Henry (Hank) Nance

Effective as of October 1, 2014, we entered into an employment agreement with Henry (Hank) Nance expiring December 31, 2017. Under the terms of his agreement Mr. Nance will serve as our President and Chief Operating Officer reporting to our board of directors and chief executive officer. During the term of his agreement, Mr. Nance will receive a base salary of $_________ per annum, plus such annual bonuses as the board of directors may, from time to time, determine. In the event we elect to terminate Mr. Nance’s employment prior to the expiration of the term of the agreement, we will be responsible to pay him six month’s severance pay.

Mr. Nance’s agreement contains confidentiality and non-competition and non-solicitation covenants that continue during and for two years following the expiration of his employment agreement; provided, that such restrictive covenants expire immediately if we breach his employment agreement and in six months if we elect to terminate his employment prior to the expiration of the term of the agreement for reasons other than just cause (as defined).

In addition, under the terms of our purchase agreements with the stockholders of Boxlight, Mr. Nance will be entitled to receive stock options under our 2014 stock incentive plan, entitling him to purchase a total of ___________ shares of our common stock at an exercise price of $___ per share. The options will vest in quarterly installments over a three year period commencing on March 31, 2015 and entitle Mr. Nance to purchase the _________ option shares in 12 quarterly installments of _________ shares at the end of each calendar quarter, commencing March 31, 2015. To the extent vested options are not exercised at the end of any one or more such quarters, such options shall accumulate and option shares may be purchased in any one or more subsequent calendar quarters through the quarter ending December 31, 2017. All non-vested options terminate in the event Mr. Nance’s employment is terminated “for cause” (as defined in his employment agreement) prior to the expiration of the term of his employment agreement or he voluntarily resigns his employment without good reason. All vested options shall terminate, in the event and to the extent that option shares have not been purchased by December 31, 2017.

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Sheri Lofgren

Effective as of October 1, 2014, we entered into an employment agreement with Sheri Lofgren expiring December 31, 2017. Under the terms of her agreement Ms. Lofgren will serve as our Chief Financial Officer reporting to our board of directors and chief executive officer. During the term of her agreement, Ms. Lofgren will receive a base salary of $_________ per annum, plus such annual bonuses as the board of directors may, from time to time, determine. In the event we elect to terminate Ms. Lofgren’s employment prior to the expiration of the term of the agreement, we will be responsible to pay him six month’s severance pay.

Ms. Lofgren’s agreement contains confidentiality and non-competition and non-solicitation covenants that continue during and for two years following the expiration of his employment agreement; provided, that such restrictive covenants expire immediately if we breach his employment agreement and in six months if we elect to terminate his employment prior to the expiration of the term of the agreement for reasons other than just cause (as defined).

In addition, LCC agreed to issue to Ms. Lofgren stock options under our 2014 stock incentive plan, entitling her to purchase a total of 1,828,550 shares of our common stock at an exercise price of $0.02 per share. The options vest in quarterly installments over a three year period commencing on March 31, 2015 and entitle Ms. Lofgren to purchase the 1,828,550 option shares in 12 quarterly installments of 152,379 shares at the end of each calendar quarter, commencing March 31, 2015. To the extent vested options are not exercised at the end of any one or more such quarters, such options shall accumulate and option shares may be purchased in any one or more subsequent calendar quarters through the quarter ending December 31, 2017. All non-vested options terminate in the event Ms. Lofgren’s employment is terminated “for cause” (as defined in her employment agreement) prior to the expiration of the term of her employment agreement or she voluntarily resigns her employment without good reason. All vested options shall terminate, in the event and to the extent that option shares have not been purchased by December 31, 2017.

Director Compensation

In consideration for their serving on our board of directors, we have agreed to pay quarterly fees of $_________ to each of Ms. Kuo and our other independent directors, and reimburse all members of our board of directors for their direct out of pocket expenses incurred in attending meetings of our board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On November 7, 2014, we issued to Vert Capital Corp, five year warrants to purchase 5,000,000 shares of our common stock, at an exercise price payable by both warrant holders equal to 110% of the initial per share offering price of the shares being sold under this prospectus. Among other provisions, such warrants contain “cashless” exercise rights and prohibit the holder from selling any of the shares issuable upon exercise of such warrants for a period of not less than six months from the date of issuance.

In fiscal 2013, Genesis used Logical Choice Technologies, Inc. (“LCT”), a Georgia company 100% owned by a subsidiary of our principal stockholder Vert Capital Corp., to subcontract installation services. As of December 31, 2013, Genesis had a payable to LCT in the amount of $6,088. Also during the year ended December 31, 2013, Genesis had an accounts receivable balance of $8,265 due from LCT, related to products that LCT purchased from Genesis.

On May 21, 2014, the Company entered into a line of credit agreement with an affiliate of Vert Capital Corp.. The line of credit allows Genesis to borrow up to $500,000 for working capital and business expansion. The funds when borrowed will accrue interest at 10% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on May 21, 2015. The assets of Genesis have been pledged as security against any advances on the line of credit. As of November 7, 2014, there is an outstanding balance of $45,000 advanced against this line.

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On March 19, 2014, Genesis entered into a line of credit agreement with Vert Capital Corp. The line of credit allows Genesis to borrow up to $1,000,000 for working capital and business expansion. The funds when borrowed will accrue interest at 6% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on March 19, 2015. The assets of Genesis have been pledged as security against any advances on the line of credit. As of March 21, 2014, there have been no borrowings made on this line of credit.

Effective as of October 31, 2013, a Delaware subsidiary of Vert Capital acquired 100% of the membership interests of Genesis from its four members in consideration for 1,000,000 shares of Series A preferred stock of such Delaware subsidiary. Vert Capital, its Delaware subsidiary and the four former members of Genesis entered into an agreement, effective as of October 31, 2014 pursuant to which the parties agreed that, upon consummation of this offering and immediately following the acquisitions of Boxlight and Globisens described below, Vert would cause its Delaware subsidiary to contribute 100% of the membership interests of Genesis to LCC. As part of such agreement, other than one share of common stock of the Delaware subsidiary retained by Vert Capital, each of Vert Capital and the four former members of Genesis will return to treasury all of their equity in the Delaware corporation, and the four former members of Genesis will receive 1,000,000 shares of LCC Series B Preferred Stock which shall be automatically converted immediately following completion of this offering into [2,379,000] shares of our common stock, or such other number of shares as shall represent not less than 4.0% of our “fully-diluted common stock.”

Policies and Procedures For Related Party Transactions

Once established, our audit committee charter will provide that our audit committee will be responsible for reviewing and approving in advance any related party transaction. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy.

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Principal Stockholders

The following table sets forth, as of September 30, 2014, certain information with respect to the beneficial ownership of Common Stock, by each beneficial owner of more than 5% of the Company’s voting securities, each director and each named executive officer and all directors and executive officers of the Company as a group, except as qualified by the information set forth in the notes to this table. As of September 30, 2014, [*] shares of our Common Stock were issued and outstanding. For purposes of the table below, the number of shares and percentages of outstanding shares give effect to the acquisitions of Boxlight, Globisens and Genesis, as though such acquisitions occurred immediately prior to the sale of the shares offered hereby.

Unless otherwise noted, the address for each director and executive officer is c/o Logical Choice Corporation, 1045 Progress Circle, Lawrenceville, Georgia 30043.

	Before Offering			After Offering
Name of Beneficial Owner	Number		Percent	Number		Percent
Named Executive Officers
James Mark Elliott (1)	173,525	(1)		768,275	(1)
Henry Nance	-0-			_______	(2)
Sheri Lofgren	152,379	(3)		152,379	(3)
Directors
Michael Pope	21,000,000	(4)		21,000,000	(4)
Tiffany Kuo	-0-			-0-
All Directors and Executive Officers as a Group (5 persons)
Beneficial Owners of 5% or More of Our Outstanding Common Stock
VertCapital Corp.	21,000,000	(4)		21,000,000	(4)
Alex Kuo and K Laser Corp.	-0-			______	(5)

*	Denotes less than 1%.

(1) Represents 8.33% of 2,082,300 stock options granted to Mr. Elliott which have vested as at the date of this prospectus. Upon completion of this offering, Mr. Elliott will receive an additional [594,750] shares of our common stock representing 25% of the shares to be issued to the former members of Genesis upon automatic conversion of LCC’s Series B convertible preferred stock.

(2) Upon completion of this offering, Mr. Elliott will receive an additional [___________] shares of our common stock representing his pro-rata portion of the 13,878,000 shares to be issued to the former stockholders of Boxlight upon automatic conversion of LCC’s Series C convertible preferred stock. In addition, 8.33% of ________ stock options to be granted to Mr. Nance under our 2014 Stock Incentive Plan pursuant to the terms of our agreement with the former stockholders of Boxlight, will have vested as at the date of this prospectus.

(3) Represents 8.33% of 1,828,500 stock options granted to Ms. Lofgren which have vested as at the date of this prospectus.

(4) Consists of 16,000,000 outstanding shares and 5,000,000 shares issuable upon exercise of a warrant owned by Vert Capital Corp. Vert Capital Corp. is a Delaware corporation of which Michael Pope is a Managing Director. Mr. Pope shares the voting and dispositive power and authority of the shares beneficially owned by Vert Capital. Vert Capital’s outstanding shares are owned by trusts; accordingly, Mr. Pope disclaims beneficial ownership of the shares beneficially owned by Vert Capital.

(5) Includes (i) __________ shares of common stock issuable upon the automatic conversion of our Series C preferred stock issued to K Laser, the majority stockholder of Boxlight, and (ii) _________ additional shares issuable upon options to be granted under our 2014 Stock Incentive Plan to K Laser. Mr. Kuo is the majority stockholder of K Laser and holds the power to vote and dispose of our shares issued and issuable to K Laser.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary, and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our articles of incorporation and our bylaws.

As of the date of this prospectus, there were 25,600,000 shares of common stock outstanding, held of record by [ten] stockholders.

Our authorized capital stock consists of 250,000,000 shares, of which 200,000,000 are designated shares of common stock, par value $0.0001 per share, and 50,000,000 are designated shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock shall remain undesignated until such time as the Board of Directors, by resolution or resolutions and the filing of a certificate pursuant to applicable laws of the State of Nevada establishes from time to time the number of shares to be included in each such series, and fixes the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

Our articles of incorporation provide that in the case of any derivative litigation or other action against the corporation, or any of its directors, officers, underwriters, accountants, financial advisors, or attorneys, in which wrongdoing is alleged for which we could be liable or with respect to which we might have an indemnification obligation, plaintiffs’ counsels’ fees may be determined based only upon reasonable hourly rates, as we agree with plaintiffs’ counsel before commencement of the action.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our Board from legally available sources, subject to any restrictions in our certificate of incorporation or prior rights of the holders of our preferred stock. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

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Preferred Stock

Our Board has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Series A Convertible Preferred Stock.

Following this offering, we will offer to holders of shares of Series A preferred stock in a Delaware subsidiary of Vert Capital, the right to exchange such shares for 2,500,000 shares of our Series A Preferred Stock, convertible into 2,500,000 shares of our common stock. Our Series A Preferred Stock does not pay a dividend, votes together with our common stock on an “as converted basis” and has a liquidation preference over our common stock of $1.00 per share.

Series B Convertible Preferred Stock

The 1,000,000 shares of our Series B Preferred Stock to be issued to the four former members of Genesis upon the effective date of this prospectus will automatically convert into 2,379,000 shares of our common stock, or such other number of shares of common stock as shall represent 4.0% of our fully-diluted common stock, excluding shares being sold to the public in connection with this offering and shares issuable upon exercise of the underwriters’ over-allotment option or underwriter’s warrants.,

Series C Convertible Preferred Stock

The 270,000 shares of our Series C Preferred Stock to be issued to the majority stockholders of Boxlight upon the effective date of this prospectus will automatically convert into 12,850,000 shares of our common stock, or such other number of shares of common stock as shall be determined by dividing $20,000,000 by the initial per share offering price of the shares being offered to the public under this prospectus.

Warrants

Governing Documents and Nevada Law that May Have an Antitakeover Effect

The provisions of Nevada law, our articles of incorporation and our bylaws, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock.

Certificate of Incorporation and Bylaws

Nevada Takeover Statute

Our articles of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the State of Delaware. We expect to obtain additional directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “LCC.”

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the completion of this offering, we will have outstanding [25,600,000] shares of common stock. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

In addition to the [*] shares of common stock outstanding, upon the completion of this offering and the acquisitions, we will have outstanding:

●	2,500,000 shares of common stock issuable upon conversion of the Series A Preferred Stock;

●	2,379,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, or such other number of shares equal to [4%] of our fully diluted common stock before giving effect to this offering;

●	The sum of (i) [12,850,000] shares of common stock issuable upon conversion of the Series C Preferred Stock, or such other number of shares determined by dividing $20,00,000 by the initial per share offering price of common stock being offered in this prospectus; plus (ii) an additional 1,028,000 bonus shares of common stock to be issued to the former Boxlight majority stockholders;

●	15,000,000 shares reserved for issuance under the 2014 Stock Incentive Plan, of which options to purchase an aggregate of [8,005,250] shares have been issued at a weighted average exercise price of $________ per share;

●	5,150,000 shares of common stock issuable upon exercise of outstanding warrants with an exercise price equal to 50% of the initial per share offering price of common stock being offered under this prospectus;

●	[*] shares of common stock issuable upon the exercise of the underwriter warrants; and

●	[*] shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after our Form S-1 Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately [*] shares immediately after this offering; or

●	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

2014 Stock Incentive Plan

Under the terms of our 2014 Stock Incentive Plan, we may issue up to 15,000,000 shares of our common stock to employees, members of the board of directors of LCC and our subsidiaries and consultants. Options may be qualified stock options or non-qualified stock options, or incentive stock grants, as determined by our board of directors or our stock option committee of the board of directors. As at the date of this prospectus, we have issued an aggregate of 5,300,00 stock options to executive officers, at an exercise price of $0.02 per share, and have committed to issue an additional 2,705,250 stock options to former stockholders of Boxlight at exercise prices of $_______ per share.

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UNDERWRITING

We have entered into an underwriting agreement with [*] to act as sole book running manager for the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares
[*]

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken, other than those shares covered by the over-allotment option described below.

We have granted an option to the underwriters to purchase up to 15% of the total number of shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $           per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

We have agreed to pay to the underwriters a fee equal to 7% of the aggregate sales price of the shares of our common stock sold in this offering. In addition, we have agreed to reimburse [*] for all of its accountable expenses, including but not limited to legal fees, travel, lodging and other road show expenses, mailing, printing, reproduction expenses, and any expenses incurred by [*] in conducting its due diligence, less any advances and amounts previously paid to [*] by us in reimbursement for such expenses up to a maximum of $________. Any portion of the advance payment will be returned to us in the event not actually incurred. In addition, [*] will also be entitled to a non-accountable expense allowance equal to 1% of the aggregate sales price of the shares of our common stock sold in this offering. In the event the offering is not consummated, we have agreed to reimburse [*] for the full amount of its actual accountable expenses incurred to date up to a maximum of $100,000, less any advances. We estimate that expenses payable by us in connection with this offering of our common stock, other than the underwriting discounts and commissions referred to above, will be approximately $           . As of the date of this prospectus, we have advanced $25,000 to [*] accountable expenses.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

		Per share[1]		Total
Public offering price	$		$
Underwriting discount	$		$

1 Does not include the warrants to purchase shares of common stock equal to 5% of the number of shares included in the offering to be issued to the underwriters at the closing.

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Upon the closing of this offering, we have agreed to sell to the underwriter, warrants to purchase a number of shares equal to 5% of the shares of our common stock sold in this offering, excluding any shares that may be sold pursuant to the underwriter’s exercise of the over-allotment option (the “Underwriter Warrants”). The Underwriter Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price, and may be exercised on a cashless basis. The Underwriter Warrants are exercisable commencing six months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years. The Underwriter Warrants are not redeemable by us. The Underwriter Warrants and the shares of common stock underlying the Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. [*] (or permitted assignees under such rule) may not sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants or the underlying shares of common stock for a period of 180 days from the effective date of the registration statement. Additionally, the Underwriter Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Underwriter Warrants will provide for adjustment in the number and price of such Underwriter Warrants (and the shares of common stock underlying such Underwriter Warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

Lock Up Agreements

We have agreed not to offer, issue, sell, contract to sell, encumber, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of [six (6) months] after the date of this prospectus without the prior written consent of [*]. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period. This agreement does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or similar equity incentive or compensation plan.

Our directors, executive officers and holders of greater than 5% of the outstanding shares of common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of six (6) months after the date of this prospectus without the prior written consent of [*]. Notwithstanding the foregoing, Aegis has agreed that the restrictions set forth above shall not apply to any transfers made by any director or executive officer as forfeitures of common stock to satisfy their respective tax withholding obligations in connection with the vesting of restricted stock units granted to such directors and officers pursuant to the Company’s equity plans in existence as of the date of the Lock Up Agreement.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters and their affiliates may in the future provide, various investment banking and other financial services for us, for which they may receive in the future, customary fees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by our counsel, Loeb & Loeb, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Everest Display Inc. and the financial statements of Genesis Collaboration, LLC as of December 31, 2013 and 2012 and for each of the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of GBH CPAs, PC, an independent registered public accounting firm appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting. The financial statements of Globisens Ltd. as of December 31, 2013 and 2012 and for each of the years then ended included in this Prospectus and in the Registration Statement have been so included in reliance on the report of Aboulafia Chekroun & Co., certified public accountants in Israel, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

68

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

69

70

71

72

Everest Display Inc.

Consolidated Balance Sheets

As of June 30, 2014 and December 31, 2013

(Unaudited)

	June 30, 2014	December 31, 2013
ASSETS

Current assets:
Cash and cash equivalents	$5,558,475	$4,040,413
Restricted cash	1,138,060	1,014,539
Marketable securities	29,550	2,648,655
Accounts receivable – trade, net of allowance for doubtful accounts	4,660,310	4,418,480
Accounts receivable – related parties	-	11,019
Inventories, net of reserves	6,889,271	7,936,505
Prepaid expenses and other current assets	1,149,036	457,603
Total current assets	19,424,702	20,527,214

Property, plant and equipment, net of accumulated depreciation	1,100,663	1,116,845
Intangible assets, net of accumulated amortization	263,951	272,367
Other assets	399,153	391,123
Total assets	$21,188,469	$22,307,549

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued expenses	$1,839,763	$4,037,293
Accounts payable and accrued expenses – related parties	113,463	112,423
Other short-term liabilities	149,104	121,778
Short-term debt	8,799,887	7,279,734
Current portion of long-term debt	1,426,186	1,579,713
Total current liabilities	12,328,403	13,130,941

Long-term debt, net of current portion	981,668	323,771
Other liabilities	293,257	296,262
Total liabilities	13,603,328	13,750,974

Commitments and contingencies

Equity:
Common stock, approximately $0.32 (NT $10) par value, 33,000,000 shares authorized, issued and outstanding	10,691,803	10,691,803
Additional paid-in capital	845,714	845,714
Accumulated deficit	(7,753,258)	(7,008,766)
Accumulated other comprehensive income	419,116	470,419
Total equity attributable to EDI	4,203,375	4,999,170
Equity attributable to non-controlling interests	3,381,766	3,557,405
Total equity	7,585,141	8,556,575
Total liabilities and equity	$21,188,469	$22,307,549

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F-1

Everest Display Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

	2014	2013

Revenues	$9,692,966	$11,801,652
Cost of revenues	7,351,579	8,603,962
Gross profit	2,341,387	3,197,690

Operating expenses:
General and administrative	2,509,686	2,602,220
Research and development	508,273	536,208
Depreciation and amortization	188,931	218,519
Total operating expenses	3,206,890	3,356,947

Loss from operations	(865,503)	(159,257)

Other income (expense):
Interest expense	(131,483)	(126,204)
Gain from investments in marketable securities	4,608	381,313
Other income, net	115,378	109,298
Total other income (expense)	(11,497)	364,407

Income (loss) before income taxes	(877,000)	205,150
Income tax expense	(2)	(82)
Net income (loss)	(877,002)	205,068
Net loss attributable to non-controlling interests	132,510	115,562

Net income (loss) attributable to EDI	$(744,492)	$320,630

Net income (loss) per common share – basic and diluted	$(0.02)	$0.01
Weighted average number of common shares outstanding – basic and diluted	33,000,000	32,840,249

Comprehensive income (loss):
Net income (loss)	$(877,002)	$205,068
Other comprehensive income (loss):
Foreign currency translation adjustments gain (loss)	(95,062)	112,474
Change in pension from net unamortized loss	630	641
Total comprehensive income (loss)	(971,434)	318,183
Comprehensive loss attributable to non-controlling interests	175,639	69,191
Comprehensive income (loss) attributable to EDI	$(795,795)	$387,374

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F-2

Everest Display Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

	2014	2013

Cash flows from operating activities:
Net loss	$(877,002)	$205,068
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in inventory reserve	26,605	106,167
Bad debt expense	(45,773)	-
Depreciation and amortization	199,583	232,111
Unrealized gains on marketable securities	-	(145,273)
Realized gain from disposition of marketable securities	(4,608)	(236,040)
Loss on asset sale and others	-	1,553
Changes in operating assets and liabilities:
Accounts receivable – trade	(210,397)	(2,444,082)
Accounts receivable – related parties	11,019	6,143
Inventories	990,509	2,288,936
Prepaid expenses and other current assets	(686,563)	(73,215)
Accounts payable and accrued expenses	(2,167,378)	1,738
Accounts payable and accrued expenses – related parties	1,040	90,275
Other short-term liabilities	27,046	(15,103)
Other long-term liabilities	(2,286)	(4,651)
Net cash provided by (used in) operating activities	(2,738,205)	13,627

Cash flows from investing activities:
Net increase in restricted cash	(124,221)	(61,219)
Proceeds from sale of marketable securities	2,597,538	679,020
Payments for purchases of property, plant and equipment	(115,416)	(127,596)
Proceeds from sale of property, plant and equipment and other assets	775	26,255
Payments for purchase of other assets	(83,038)	-
Net cash provided by investing activities	2,275,638	516,460

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,518,408	478,989
Proceeds from issuance of long-term debt	1,888,230	1,011,242
Principal payments on long-term debt	(1,385,457)	(2,124,569)
Net cash provided by (used in) financing activities	2,021,181	(634,338)

Effect of currency exchange rates	(40,552)	(126,308)

Net increase (decrease) in cash	1,518,062	(230,559)
Cash and cash equivalents, beginning of period	4,040,413	5,868,363

Cash and cash equivalents, end of period	$5,558,475	$5,637,804

Supplemental cash flow disclosures:
Cash paid for interest	$131,483	$126,204
Cash paid for income taxes	$12,947	$6,934

Non-cash investing and financing activities:
Payable incurred for purchase of property, plant and equipment	$537	$3,230

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

F-3

Everest Display Inc.

Notes to Consolidated Financial Statements

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

THE COMPANY

Everest Display Inc. (the “Company”, “EDI”) was incorporated on July 20, 2001 with its headquarters in Hsinchu, Taiwan. EDI, through its investments, is involved principally in the design, develop, manufacture and sale of interactive projectors and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. EDI serves a primary customer base in Asia and North America.

The consolidated financial statements included accounts for the following subsidiaries:

	Ownership interest	Location
Guang Feng International Ltd.	100%	Samoa
Everest Technology Ltd.	53.03%	China
Boxlight Inc. (USA)	99.38%	United States
Boxlight Latinoamerica, S.A. DE C.V.	100%	Mexico
Boxlight Latinoamerica Servicios, S.A. DE C.V.	100%	Mexico

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The unaudited consolidated financial statements of Everest Display Inc. and accompanying notes are prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted from these statements pursuant to such rules and regulations and, accordingly, they do not include all of the information and notes necessary for comprehensive financial statements and should be read in conjunction with our audited financial statements for the years ended December 31, 2013 and 2012.

ESTIMATES AND ASSUMPTIONS

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, including legal risks and exposures, product warranties, product life cycles, and product returns. Actual results and outcomes may differ from management’s estimates and assumptions.

FOREIGN CURRENCIES

The Company’s primary functional currency is New Taiwanese Dollar. The Company translates its financial statements and financial statements of its international subsidiaries from their respective functional currencies into the U.S. dollar.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. The Company and its subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.

F-4

The Company enters into transactions that are denominated in currencies other than its functional currency. At each balance sheet date, we translate these asset or liability accounts to our functional currency and record unrealized transaction gains or losses. When these assets or liabilities settle, we record realized transaction gains or losses. These realized and unrealized gains or losses are included in the accompanying consolidated statements of operations and comprehensive loss under the caption, “Other income (expense)”.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

MARKETABLE SECURITIES

Investments in companies in which the Company does not have a controlling interest, or is unable to exert significant influence, are accounted for as either held-to-maturity, available-for-sale investments or trading investments.

The Company classifies its investments in securities at the time of purchase into one of three categories: held-to-maturity, available-for-sale or trading. The Company re-evaluates such classifications on a quarterly basis. Held-to-maturity investments would normally consist of debt securities that the Company has the intent and ability to retain until maturity. These securities are recorded at cost, as adjusted for the amortization of premiums and discounts. Available-for-sale investments have historically consisted primarily of municipal bonds, which are recorded at fair value. Unrealized gains and losses on available-for-sale investments are classified as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets, and realized gains or losses are included in income. Trading securities would normally consist of securities that are acquired by the Company with the intent of selling in the near term. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income and classified within other income (expense), net, in the accompanying consolidated statements of operations. All the marketable securities that the Company held at June 30, 2014 and December 31, 2013 were trading securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:

Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.

Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. As of June 30, 2014 and December 31, 2013, there were allowances of $193,206 and $458,254, respectively, for doubtful accounts.

F-5

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Finished goods is primarily determined using weighted average cost and specific identification method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred.

LONG LIVED ASSETS

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

INTANGIBLE ASSETS

The Company’s intangible assets are made up of patent rights and trademark acquired. Patent rights are amortized using the straight-line method over 3 years, its estimated period of benefit. Trademark has an indefinite life and is not subject to amortization. As of June 30, 2014 and December 31, 2013, the Company had accumulated amortization of $36,275 and $27,960, respectively.

The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No material impairments of intangible assets have been identified during any of the periods presented.

RETIREMENT PLAN

The Company sponsors a defined benefit pension plan for eligible retirees. The measurement of liabilities related to the plan is based on the Company’s assumptions related to future events, including expected return on plan assets, rate of compensation increases, and employee withdrawal rate. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. Actual pension plan asset investment performance, as well as other economic experience such as discount rate and demographic experience, will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

REVENUE RECOGNITION

The Company recognizes revenue when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

F-6

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred and consists primarily of personnel related costs, sample costs and design fees.

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards (“NOLs”). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

EARNINGS PER COMMON SHARE

Basic net earnings (loss) per common share are computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. For the periods ended June 30, 2014 and 2013, there were no potentially dilutive securities.

SUBSEQUENT EVENTS

The Company evaluated all transactions from June 30, 2014 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect to early adopt this guidance and does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

F-7

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents held by the Company that are denominated in currencies other than the U.S. dollar are summarized as follows (translated to U.S. dollars at the balance sheet date exchange rates):

	June 30, 2014	December 31, 2013

Chinese Renminbi	$3,212,029	$1,782,320
New Taiwanese Dollar	687,706	735,248
Others	177,980	208,445

Total	$4,077,715	$2,726,013

As of June 30, 2014 and December 31, 2013, the Company had restricted cash of $1,138,060 and $1,014,539, respectively, which represents funds that have been set aside as required by certain financing agreements with various banks in Taiwan. All of the restricted cash was held in New Taiwanese Dollar.

NOTE 3 – Marketable securities

The Company holds investments in marketable securities and foreign currency option agreement that are measured at fair value on a recurring basis. The Company’s marketable securities currently consists only the common shares of K Laser Technology, Inc. a public traded company in Taiwan. These shares are measured at fair value based on active market quotations and are therefore classified as Level 1.

The following table represents EDI’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2014:

	Level 1	Level 2	Level 3	Total

Marketable securities	$29,550	$-	$-	$29,550

Net assets	$29,550	$-	$-	$29,550

The following table represents EDI’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013:

	Level 1	Level 2	Level 3	Total

Marketable securities	$2,648,655	$-	$-	$2,648,655

Net assets	$2,648,655	$-	$-	$2,648,655

Carrying amounts reported on the balance sheet for cash, cash equivalents, accounts receivable and accounts payable approximately fair value due to the short-term maturity of these instruments.

F-8

NOTE 4 – INVENTORIES

Inventories consisted of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Raw materials	$2,353,416	$2,730,159
Work in progress	964,028	1,152,976
Finished goods	4,943,978	5,291,926

Inventories, at cost	8,261,422	9,175,061
Reserves for inventory obsoletes	(1,372,151)	(1,238,556)

Inventories, net	$6,889,271	$7,936,505

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Buildings	$468,286	$474,072
Leasehold improvements	64,017	63,759
Machinery	91,114	91,615
Office equipment	400,644	398,791
Other equipment	1,907,514	1,926,880
Construction in progress	79,699	106,809

Property, plant and equipment, at cost	3,011,274	3,061,926
Accumulated depreciation	(1,910,611)	(1,945,081)

Property, plant and equipment, net	$1,100,663	$1,116,845

The useful lives for buildings are 20 years, leasehold improvements generally range from 9 to 10 years, representing the applicable lease terms plus reasonably assured extensions, machinery, office and other equipment range from 3 to 10 years.

Depreciation and amortization expense for the six months ended June 30, 2014 and 2013 are summarized as follows:

	2014	2013

Depreciation included in operating expenses	$116,575	$119,678
Depreciation included in cost of revenues or inventories	3,937	5,185
Amortization of intangible and other assets in operating expense	72,356	98,841
Amortization of intangible and other assets in cost of revenues or inventories	6,715	8,407

Total	$199,583	$232,111

F-9

NOTE 6 – BORROWINGS

Short-Term Debt

Short-term debt consisted of the following bank loans at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Shang-Hai Commercial & Savings Bank	$913,606	$576,050
Taiwan Business Bank	1,665,358	1,006,543
First Commercial Bank	1,857,532	2,045,928
Hua-Nan Commercial Bank	1,016,408	1,122,051
Shin-Kong Commercial Bank	506,445	604,378
Yun-Ta Commercial Bank	1,497,366	1,089,354
DBS Bank	498,912	499,916
King’s Town Bank	167,420	335,514
Banhsin Bank	342,000	-
SinoPac Bank	334,840	-

Total short-term debt	$8,799,887	$7,279,734

The weighted-average interest rate for the short-term debts outstanding at June 30, 2014 and December 31, 2013 was 2.13% and 2.01%, respectively.

The Company obtained one-year line of credit agreements with banks listed above mainly to support the Company’s standby letter of credit. The lines are reviewed annually and due on demand. The line of credit permits the Company to borrow up to the credit limit on a revolving basis. Details of the agreements at June 30, 2014 were as follows:

	Credit limit	Amount withdrawn	Issued but unused letter of credit	Remaining amount available for borrowing

Shang-Hai Commercial & Savings Bank	$1,004,520	$913,606	$-	$90,914
Taiwan Business Bank	1,674,201	1,665,358	-	8,843
First Commercial Bank	2,343,881	1,857,532	76,620	409,729
Hua-Nan Commercial Bank	1,339,360	1,016,408	-	322,952
Shin-Kong Commercial Bank	837,100	506,445	66,076	264,579
Yun-Ta Commercial Bank	1,674,201	1,497,366	-	176,835
DBS Bank	1,000,000	498,912	-	501,088
King’s Town Bank	334,840	167,420	-	167,420
Banhsin Bank	1,004,520	342,000	-	662,520
SinoPac Bank	669,680	334,840	-	334,840

Total	$11,882,303	$8,799,887	$142,696	$2,939,720

F-10

Long-Term Debt

Long-term debt consisted of the following bank loans at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Product financing arrangements	$984,783	$896,941
Bank loans	1,423,071	1,006,543

Total long-term debt	2,407,854	1,903,484
Less: current maturities	(1,426,186)	(1,579,713)

Total long-term debt	$981,668	$323,771

The Company had product financing arrangements with Chailease Finance Co., Ltd. and IBT Leasing Co., Ltd. during the period and year ended June 30, 2014 and December 31, 2013. The Company accounted for the product financing arrangements as a borrowing as the Company sold the products in the transaction and agreed to repurchase the product concurrently. Principal and interest are due in monthly installments.

	Interest rate	Mature in	June 30, 2014	December 31, 2013

Chailease Finance Co., Ltd.	2.88%	2016	$643,079	$-
Chailease Finance Co., Ltd.	2.6% 5.17%	2014	-	279,595
IBT Leasing Co., Ltd.	0.29%	2015	341,704	617,346

Total product financing arrangements			$984,783	$896,941

Interest rate reflected in the above table represents effective interest rate for the period ended June 30, 2014. For the six months ended June 30, 2014 and 2013, the Company incurred interest expenses from product financing arrangements of $33,844 and $47,211, respectively.

The Company also had following loans with banks at June 30, 2014 and December 31, 2013:

	Interest rate	Mature in	June 30, 2014	December 31, 2013

Bank of Panhsin	2.62%	2014	$83,710	$335,514
Taishin International Bank	3.26%	2015	418,550	587,150
Hua-Nan Commercial Bank	2.33%	2014	-	83,879
Hua-Nan Commercial Bank	2.16%	2017	920,811	-

Total bank loans			$1,423,071	$1,006,543

Interest rate reflected in the above table represents rate at June 30, 2014. Principal and interest payments are due in monthly installments for all the bank loans.

Substantially all of the Company’s debt was guaranteed by the Company’s president. As of June 30, 2014 and December 31, 2013, the Company has $1,138,060 and $1,014,539 of cash and cash equivalents set aside as the collateral for the bank loans and line of credits, respectively.

F-11

NOTE 7 – RETIREMENT PLANS

Defined Contribution Plan

In compliance with Labor Pension Act (the “Pension Act”) in Taiwan, the Company have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts for employees in Taiwan. The plan under the Pension Act is deemed a defined contribution plan.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan that covers all regular full time employees in Taiwan that were hired prior to July 1, 2005. All employees hired after July 1, 2005 were only covered under the Pension Act. The defined benefit pension plan was regulated by the Labor Standards Law in Taiwan and provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. In compliance with the Labor Standards Law in Taiwan, the Company is required to set up an independent account in the Bank of Taiwan and to make legal contributions to the account on a monthly basis. The fund is solely managed by the relevant authority. The Company is precluded from making any investment strategies. The authority guarantees a minimum yearly return that is approximate to an annual average interest rate of a two-year fixed deposit. The authority has the option to deliver a bonus return which is no more than 6% of the end-of-the-year balance when it is appropriate to do so. The fair value of the plan assets at the measurement date is simply equivalent to the balance of the account at the measurement date.

The net periodic benefit cost for the periods ended June 30, 2014 and 2013 were as follows:

	Period Ended June 30,
	2014	2013

Interest cost	$2,473	$2,262
Expected return on plan assets	(2,473)	(2,231)
Amortization of net loss	630	641

Net periodic benefit cost	$630	$672

For the six months ended June 30, 2014 and 2013, the Company paid contributions of $5,209 and $5,300, respectively.

NOTE 8 – EQUITY

Accumulated other comprehensive income consisted of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Cumulative foreign currency translation	$466,396	$518,329
Unamortized actuarial and investment loss	(47,280)	(47,910)

Total accumulated other comprehensive income	$419,116	$470,419

On December 31, 2013, the Company sold 159,751 shares of treasury stock with the original repurchase cost of $202,885, for $18,760 proceeds. The Company charged the $184,125 difference between the repurchase and resale price to accumulated deficit.

F-12

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company leased its facilities in Taiwan from K Laser Technology, Inc. (“K Laser”), a major shareholder of the Company, on a month-to-month basis. Alex Kuo is the president of both the Company and K Laser. For the six months ended June 30, 2014 and 2013, the Company incurred rent expense of $127,208 and $177,086, respectively, for the lease from K Laser. As of June 30, 2014 and December 31, 2013, the Company has $113,463 and $112,423, respectively, payable to K Laser for accrued rent, management fee and other payments K Laser made on behalf of the Company.

NOTE 10 – COMMITMENT AND CONTINGENCIES

Trademark

On April 16, 2009, Boxlight Inc., (“Boxlight”) one of the Company’s majority-owned subsidiaries, entered into a trademark license agreement with Herbert H. Myers whereby Boxlight agreed to pay Mr. Myers 15% of the quarterly net income of Boxlight. This payment shall continue until $1,250,000 is paid, upon which, the license fee shall drop to 10%. Upon reaching the aggregate sum of $2.5 million or 10 years of licensing, whichever comes first, the trademark will be sold to Boxlight for $1. As of June 30, 2014, the Company has paid $32,580 related to this agreement.

In October 2014, Boxlight entered into an amendment to the trademark license agreement with Mr. Myers, where Mr. Myers agreed to sell the trademark at $250,000. Payment would be made through the issuance of shares of Logical Choice Corporation (“LCC”) by dividing $250,000 by the initial price per share of shares of LCC common stock sold in the initial public offering of LCC on the date the registration statement on Form S-1 is declared effective by the Securities and Exchange Communion. Trademark of $250,000 is included in the accompanying consolidated balance sheets under the caption, “Intangibles, net of accumulated amortization”, with the correspondent liabilities included under the caption “other liabilities”.

Letters of Credit

In the normal course of business, the Company enters into various agreements requiring the Company to provide financial or performance assurance to third party vendors. These agreements are entered into primarily to support or enhance the creditworthiness of the Company, thereby facilitating the availability of sufficient credit to accomplish the Company’ intended business purpose. As of June 30, 2014, the Company had entered into letters of credit with balances of $142,696 that has not been presented to the banks as of June 30, 2014. Additionally, as of June 30, 2014, lines of credit of $5,657,419 from various banks were outstanding related to letters of credit issued to the vendors.

Operating leases

We have operating leases for our plant and office space. The following table presents future minimum lease payments under operating leases with remaining terms in excess one year at June 30, 2014:

Amount

2014	$78,906
2015	50,675

Total	$129,581

F-13

NOTE 11 – SUBSEQUENT EVENTS

On October 31, 2014, a majority of the Company’s shareholders entered into a stock purchase and option agreement with Logical Choice Corporation (“LCC”), a Nevada company. Under the terms of the stock purchase and option agreement, LCC will purchase a minimum of 82.3% of the outstanding shares of the Company for a purchase price equal to $7,283,132 multiplied by the percentage of the total number of the Company’s shares that LCC acquires. Such purchase price is payable in cash at closing. However, under the terms of the amended and restated stock option agreement, the shareholders of the Company are obligated to exercise an option to purchase up to 270,000 shares of LCC’s Series C convertible preferred stock (the “Series C Preferred Stock”) at a cash option purchase price of $26.98 per share. Payment of the purchase price for the Company’s shares and exercise of the option and payment of the per share option price is to occur simultaneously with the date of the closing of LCC’s acquisition of the Company; provided, that such closing must occur on or before March 31, 2015. LCC also agreed to purchase, within 30 days after consummation of this offering an additional 15.66% of Everest Technology Ltd. not owned by the Company for approximately $1,952,000 (RMB $12,000,000) in cash.

Upon closing of LCC’s acquisition of the Company, all of the shares of Series C Preferred Stock will convert into a number of shares representing a market value of $20,000,000, based on the initial per share offering price LCC’s common stock sold to the public. Among other conditions, the closing of LCC’s acquisition of the Company is subject to the occurrence of a “liquidity event,” which includes completion of an initial public offering of LCC’s common stock with the shares issued to the Company’s shareholders having a market value (based on the initial per share offering price of the shares offered in a registration statement to be filed by LCC) of not less than $20,000,000.

Immediately prior to the occurrence of a liquidity event, LCC shall issue transaction bonus shares to the Company’s employees. The allocation of the transaction bonus shares to the Company’s employees will be determined by the Company in its sole discretion. The number of transaction bonus shares shall be equal to 8% of LCC’s fully diluted common shares on the issuance date of the transaction bonus shares.

The consummation of LCC’s acquisition of the Company will occur simultaneously with the completion of LCC’s initial public offering.

F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Logical Choice Corporation

Lawrenceville, GA

We have audited the accompanying consolidated balance sheets of Everest Display Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the years then ended. Everest Display Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Everest Display Inc. as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GBH CPAs, PC

GBH CPAs, PC

www.gbhcpas.com

Houston, Texas

November 12, 2014

F-15

Everest Display Inc.

Consolidated Balance Sheets

As of December 31, 2013 and 2012

	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	$4,040,413	$5,868,363
Restricted cash	1,014,539	420,087
Marketable securities	2,648,655	667,991
Accounts receivable – trade, net of allowance for doubtful accounts	4,418,480	3,115,067
Accounts receivable – related parties	11,019	6,142
Inventories, net of reserves	7,936,505	9,385,755
Prepaid expenses and other current assets	457,603	414,488
Total current assets	20,527,214	19,877,893

Property, plant and equipment, net of accumulated depreciation	1,116,845	989,542
Intangible assets, net of accumulated amortization	272,367	290,174
Other assets	391,123	526,424
Total assets	$22,307,549	$21,684,033

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,037,293	$2,605,292
Accounts payable and accrued expenses – related parties	112,423	95,950
Other short-term liabilities	121,778	177,121
Short-term debt	7,279,734	5,975,390
Current portion of long-term debt	1,579,713	2,925,005
Total current liabilities	13,130,941	11,778,758

Long-term debt, net of current portion	323,771	937,628
Other liabilities	296,262	300,781
Total liabilities	13,750,974	13,017,167

Commitments and contingencies

Equity:
Common stock, approximately $0.32 (NT $10) par value, 33,000,000 shares authorized, 33,000,000 shares issued, 33,000,000 and 32,840,249 shares outstanding, respectively	10,691,803	10,691,803
Additional paid-in capital	845,714	845,714
Accumulated deficit	(7,008,766)	(6,653,527)
Accumulated other comprehensive income	470,419	384,855
Less: treasury stock, 0 and 159,751 shares, respectively	-	(202,885)
Total stockholders’ equity attributable to EDI	4,999,170	5,065,960
Equity attributable to non-controlling interests	3,557,405	3,600,906
Total equity	8,556,575	8,666,866
Total liabilities and equity	$22,307,549	$21,684,033

See accompanying notes to the consolidated financial statements.

F-16

Everest Display Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2013 and 2012

	2013	2012

Revenues	$23,429,450	$21,511,486
Cost of revenues	17,580,463	15,872,440
Gross profit	5,848,987	5,639,046

Operating expenses:
General and administrative	4,922,471	5,487,388
Research and development	1,148,650	1,135,889
Depreciation and amortization	441,476	440,762
Total operating expenses	6,512,597	7,064,039

Loss from operations	(663,610)	(1,424,993)

Other income (expense):
Interest expense	(258,266)	(250,480)
Gain from investments in marketable securities	341,174	122,261
Other income, net	286,458	272,246
Total other income	369,366	144,027

Loss before income taxes	(294,244)	(1,280,966)
Income tax benefit (expense)	(9,871)	5,929
Net loss	(304,115)	(1,275,037)
Net loss attributable to non-controlling interests	133,001	163,296

Net loss attributable to EDI	$(171,114)	$(1,111,741)

Net loss per common share – basic and diluted	$(0.01)	$(0.03)
Weighted average number of common shares outstanding – basic and diluted	32,839,811	32,840,249

Comprehensive loss:
Net loss	$(304,115)	$(1,275,037)
Other comprehensive income (loss):
Foreign currency translation adjustments gain	179,894	106,343
Change in pension from net unamortized loss	(4,830)	(22,363)
Total comprehensive loss	(129,051)	(1,191,057)
Comprehensive loss attributable to non-controlling interests	43,501	125,748
Comprehensive loss attributable to EDI	$(85,550)	$(1,065,309)

See accompanying notes to the consolidated financial statements.

F-17

Everest Display Inc.

Consolidated Statement of Changes in Equity

For the Years Ended December 31, 2013 and 2012

	Common stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Treasury stock		Non-controlling
	Shares	Amount	capital	deficit	income	Shares	Amount	interest	Total

Balance at December 31, 2011	33,000,000	$10,691,803	$845,714	$(5,541,786)	$338,423	159,751	$(202,885)	$3,726,654	$9,857,923
Foreign currency translation adjustment	-	-	-	-	68,795	-	-	37,548	106,343
Change in pension from net unamortized loss	-	-	-	-	(22,363)	-	-	-	(22,363)
Net loss	-	-	-	(1,111,741)	-	-	-	(163,296)	(1,275,037)

Balance at December 31, 2012	33,000,000	10,691,803	845,714	(6,653,527)	384,855	159,751	(202,885)	3,600,906	8,666,866

Foreign currency translation adjustment	-	-	-	-	90,394	-	-	89,500	179,894
Sale of treasury stock	-	-	-	(184,125)	-	(159,751)	202,885	-	18,760
Change in pension from net unamortized loss	-	-	-	-	(4,830)	-	-	-	(4,830)
Net loss	-	-	-	(171,114)	-	-	-	(133,001)	(304,115)

Balance at December 31, 2013	33,000,000	$10,691,803	$845,714	$(7,008,766)	$470,419	-	$-	$3,557,405	$8,556,575

See accompanying notes to the consolidated financial statements.

F-18

Everest Display Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

	2013	2012

Cash flows from operating activities:
Net loss	$(304,115)	$(1,275,037)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in inventory reserve	(17,325)	277,158
Bad debt expense	68,451	140,870
Depreciation and amortization	467,172	480,920
Unrealized gains on marketable securities	(59,585)	(54,062)
Realized gains on sale of marketable securities	(281,589)	(68,199)
Gain from asset sale and others	(47,078)	(19,799)
Changes in operating assets and liabilities:
Accounts receivable – trade	(1,402,629)	1,656,673
Accounts receivable – related parties	(4,877)	(6,315)
Inventories	1,442,276	(1,883,907)
Prepaid expenses and other current assets	(47,727)	336,351
Accounts payable and accrued expenses	1,397,158	(1,908,154)
Accounts payable and accrued expenses – related parties	16,473	81,123
Other short-term liabilities	(2,816)	89,589
Other liabilities	(8,115)	(6,937)
Net cash provided by (used in) operating activities	1,215,674	(2,159,726)

Cash flows from investing activities:
Net increase in restricted cash	(607,603)	(3,703)
Payments for purchases of marketable securities	(2,434,670)	(792,030)
Proceeds from sale of marketable securities	813,244	1,486,145
Payments for purchase of property, plant and equipment	(289,715)	(532,654)
Proceeds from sale of property, plant and equipment and other assets	257	23,365
Payments for purchase of intangible assets	(65,370)	(50,721)
Net cash provided by (used in) investing activities	(2,583,857)	130,402

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,463,418	1,122,063
Proceeds from issuance of long-term debt	1,684,137	3,756,754
Principal re-payments on long-term debt	(3,573,098)	(4,073,135)
Proceeds from sale of treasury stock	18,760	-
Net cash provided by (used in) financing activities	(406,783)	805,682

Effect of currency exchange rates	(52,984)	212,279

Net decrease in cash and cash equivalents	(1,827,950)	(1,011,363)
Cash and cash equivalents, beginning of year	5,868,363	6,879,726

Cash and cash equivalents, end of year	$4,040,413	$5,868,363

Supplemental cash flow disclosures:
Cash paid for interest	$258,266	$251,272
Cash paid for income taxes	$32,671	$16,896

Non-cash investing and financing activities:
Payable incurred for purchase of property, plant and equipment	$199,278	$14,878
Loss on sale of treasury stock	$184,125	$-

See accompanying notes to the consolidated financial statements.

F-19

Everest Display Inc.

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

THE COMPANY

Everest Display Inc. (the “Company” or “EDI”) was incorporated on July 20, 2001 with its headquarters in Hsinchu, Taiwan. EDI, through its investments, is involved principally in the design, develop, manufacture and sale of interactive projectors and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. EDI serves a primary customer base in Asia and North America.

The consolidated financial statements included accounts for the following subsidiaries:

	Ownership interest	Location
Guang Feng International Ltd.	100%	Samoa
Everest Technology Ltd.	53.03%	China
Boxlight Inc. (USA)	99.38%	United States
Boxlight Latinoamerica, S.A. DE C.V.	100%	Mexico
Boxlight Latinoamerica Servicios, S.A. DE C.V.	100%	Mexico

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of EDI and its subsidiaries. Intercompany transactions and balances have been eliminated.

ESTIMATES AND ASSUMPTIONS

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, including legal risks and exposures, product warranties, product life cycles, and product returns. Actual results and outcomes may differ from management’s estimates and assumptions.

FOREIGN CURRENCIES

The Company’s primary functional currency is New Taiwanese Dollar. The Company translates its financial statements and financial statements of its international subsidiaries from their respective functional currencies into the U.S. dollar.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. The Company and its subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.

The Company enters into transactions that are denominated in currencies other than its functional currency. At each balance sheet date, we translate these asset or liability accounts to our functional currency and record unrealized transaction gains or losses. When these assets or liabilities settle, we record realized transaction gains or losses. These realized and unrealized gains or losses are included in the accompanying consolidated statements of operations and comprehensive loss under the caption, “Other income (expenses)”.

F-20

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

MARKETABLE SECURITIES

Investments in companies in which the Company does not have a controlling interest, or is unable to exert significant influence, are accounted for as either held-to-maturity, available-for-sale investments or trading investments.

The Company classifies its investments in securities at the time of purchase into one of three categories: held-to-maturity, available-for-sale or trading. The Company re-evaluates such classifications on a quarterly basis. Held-to-maturity investments would normally consist of debt securities that the Company has the intent and ability to retain until maturity. These securities are recorded at cost, as adjusted for the amortization of premiums and discounts. Available-for-sale investments are recorded at fair value. Unrealized gains and losses on available-for-sale investments are classified as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets, and realized gains or losses are included in income. Trading securities would normally consist of securities that are acquired by the Company with the intent of selling in the near term. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income and classified within other income (expenses), net, in the accompanying consolidated statements of operations. All the marketable securities that the Company held at December 31, 2013 and 2012 were trading securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:

Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.

Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. As of December 31, 2013 and 2012, there were allowances of $290,891 and $193,206, respectively, for doubtful accounts.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Finished goods is primarily determined using weighted average cost and specific identification method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

F-21

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred.

LONG LIVED ASSETS

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

INTANGIBLE ASSETS

The Company’s intangible assets are made up of patent rights and trademark acquired. Patent rights are amortized using the straight-line method over 3 years, its estimated period of benefit. Trademark has an indefinite life and is not subject to amortization. As of December 31, 2013 and 2012, the Company had accumulated amortization of $27,960 and $11,479, respectively.

The Company evaluates the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No material impairments of intangible assets have been identified during any of the periods presented.

RETIREMENT PLAN

The Company sponsors a defined benefit pension plan for eligible retirees. The measurement of liabilities related to the plan is based on the Company’s assumptions related to future events, including expected return on plan assets, rate of compensation increases, and employee withdrawal rate. The discount rate reflects the rate at which benefits could be effectively settled on the measurement date. Actual pension plan asset investment performance, as well as other economic experience such as discount rate and demographic experience, will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

TREASURY STOCK

The Company uses the cost method to record treasury stock purchases whereby the entire cost of the shares of our common stock which we acquire is recorded as treasury stock. When we subsequently reissue these shares, proceeds in excess of cost upon the issuance of treasury shares are credited to additional paid in capital, while any deficiency is charged to accumulated deficit.

REVENUE RECOGNITION

The Company recognizes revenue when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred and consists primarily of personnel related costs, sample costs and design fees.

F-22

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards (“NOLs”). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

EARNINGS PER COMMON SHARE

Basic net earnings (loss) per common share are computed by dividing net earnings (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. For the years ended December 31, 2013 and 2012, there were no potentially dilutive securities.

SUBSEQUENT EVENTS

The Company evaluated all transactions from December 31, 2013 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect to early adopt this guidance and does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

F-23

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents held by the Company that are denominated in currencies other than the U.S. dollar are summarized as follows (translated to U.S. dollars at balance sheet date exchange rates):

	December 31, 2013	December 31, 2012

Chinese Renminbi	$1,782,320	$3,204,867
New Taiwanese Dollar	735,248	1,147,597
Others	208,445	113,735

Total	$2,726,013	$4,466,199

As of December 31, 2013 and 2012, the Company had restricted cash of $1,014,539 and $420,087, respectively, which represents funds that have been set aside as required by certain financing agreements with various banks in Taiwan. All of the restricted cash was held in New Taiwanese Dollar.

NOTE 3 – Marketable securities

The Company hold investments in marketable securities and foreign currency option agreement that are measured at fair value on a recurring basis. The Company’s marketable securities currently consist only the common shares of K Laser Technology, Inc. a public traded company in Taiwan. These shares are measured at fair value based on active market quotations and are therefore classified as Level 1. Our foreign currency option agreement are valued using quoted market prices from brokers and are classified within Level 2 of the fair value hierarchy.

The following table represents EDI’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013:

	Level 1	Level 2	Level 3	Total

Marketable securities	$2,648,655	$-	$-	$2,648,655

Net assets	$2,648,655	$-	$-	$2,648,655

The following table represents EDI’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Total

Marketable securities	$667,991	$-	$-	$667,991
Foreign currency option liabilities	-	(49,802)	-	(49,802)

Net assets (liabilities)	$667,991	$(49,802)	$-	$619,189

Foreign currency option liabilities were included in the accompanying consolidated balance sheets under the caption, “Other short-term liabilities”

Carrying amounts reported on the balance sheet for cash, cash equivalents, accounts receivable and accounts payable approximately fair value due to the short-term maturity of these instruments.

F-24

NOTE 4 – INVENTORIES

Inventories consisted of the following at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Raw materials	$2,730,159	$2,644,140
Work in progress	1,152,976	1,288,376
Finished goods	5,291,926	6,683,836

Inventories, at cost	9,175,061	10,616,352
Reserves for inventory obsoletes	(1,238,556)	(1,230,597)

Inventories, net	$7,936,505	$9,385,755

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Buildings	$474,072	$-
Leasehold improvements	63,759	42,741
Machinery	91,615	92,440
Office equipment	398,791	416,454
Other equipment	1,926,880	1,729,288
Construction in progress	106,809	435,038

Property, plant and equipment, at cost	3,061,926	2,715,961
Accumulated depreciation	(1,945,081)	(1,726,419)

Property, plant and equipment, net	$1,116,845	$989,542

The useful lives for buildings are 20 years, leasehold improvements generally range from 9 to 10 years, representing the applicable lease terms plus reasonably assured extensions, machinery, office and other equipment range from 3 to 10 years.

Depreciation and amortization expense is summarized as follows.

	December 31, 2013	December 31, 2012

Depreciation included in operating expenses	$236,161	$238,874
Depreciation included in cost of revenues or inventories	10,726	14,765
Amortization of intangible and other assets in operating expenses	205,315	201,888
Amortization of intangible and other assets in cost of revenues or inventories	14,970	25,393

Total	$467,172	$480,920

F-25

NOTE 6 – BORROWINGS

Short-Term Debt

Short-term debt consisted of the following bank loans at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Shang-Hai Commercial & Savings Bank	$576,050	$510,878
Taiwan Business Bank	1,006,543	924,326
First Commercial Bank	2,045,928	2,306,299
Hua-Nan Commercial Bank	1,122,051	1,349,354
Shin-Kong Commercial Bank	604,378	698,702
Yun-Ta Commercial Bank	1,089,354	185,831
DBS Bank	499,916	-
King’s Town Bank	335,514	-

Total short-term debt	$7,279,734	$5,975,390

The weighted-average interest rates for the short-term debts outstanding at December 31, 2013 and 2012 were 2.01% and 1.81%, respectively.

The Company obtained one-year line of credit agreements with banks listed above mainly to support the Company’s standby letter of credit. The lines are reviewed annually and due on demand. The line of credit permits the Company to borrow up to the credit limit on a revolving basis. Details of the agreements at December 31, 2013 were as follows:

	Credit limit	Amount withdrwan	Issued but unused letter of credit	Remaining amount available for borrowing

Shang-Hai Commercial & Savings Bank	$1,033,058	$576,050	$74,267	$382,741
Taiwan Business Bank	1,721,763	1,006,543	-	715,220
First Commercial Bank	2,410,468	2,045,928	251,203	113,337
Hua-Nan Commercial Bank	1,377,410	1,122,051	127	255,232
Shin-Kong Commercial Bank	860,882	604,378	96,312	160,192
Yun-Ta Commercial Bank	1,721,763	1,089,354	-	632,409
DBS Bank	1,000,000	499,916	-	500,084
Banhsin Bank	1,000,000	-	-	1,000,000
King’s Town Bank	335,514	335,514	-	-

Total	$11,460,858	$7,279,734	$421,909	$3,759,215

F-26

Long-Term Debt

Long-term debt consisted of the following bank loans at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Product financing arrangements	$896,941	$1,921,313
Bank loans	1,006,543	1,941,320

Total long-term debt	1,903,484	3,862,633
Less: current maturities	(1,579,713)	(2,925,005)

Total long-term debt	$323,771	$937,628

The Company had product financing arrangements with Chailease Finance Co., Ltd., Robina Finance & Leasing Corp. and IBT Leasing Co., Ltd. during the years ended December 31, 2013 and 2012. The Company accounted for the product financing arrangements as a borrowing as the Company sold the products in the transaction and agreed to repurchase the product concurrently. Principal and interest are due in monthly installments.

	Interest rate	Mature in	December 31, 2013	December 31, 2012

Chailease Finance Co., Ltd.	2.6%~5.17%	2014	$279,595	$1,437,883
Robina Finance & Leasing Corp.	6.58%	2014	-	483,430
IBT Leasing Co., Ltd.	0.29%	2015	617,346	-

Total product financing arrangements			$896,941	$1,921,313

Interest rate reflected in the above table represents effective interest rate for the year ended December 31, 2013. For the years ended December 31, 2013 and 2012, the Company incurred interest expenses from product financing arrangement of $99,507 and $82,724, respectively.

The Company also had following loans with banks at December 31, 2013 and 2012:

	Interest rate	Mature in	December 31, 2013	December 31, 2012

Bank of Panhsin	2.62%	2014	$335,514	$860,882
Taishin International Bank	3.26%	2015	587,150	-
Hua-Nan Commercial Bank	2.33%	2014	83,879	430,440
Shang-Hai Commercial & Savings Bank	2.58%	2014	-	649,998

Total bank loans			$1,006,543	$1,941,320

Interest rate reflected in the above table represents rate at December 31, 2013. Principal and interest payments are due in monthly installments for all the bank loans.

Substantially all of the Company’s debt was guaranteed by the Company’s president. As of December 31, 2013 and 2012, the Company has $1,014,539 and $420,087 of cash and cash equivalents set aside as the collateral for the bank loans and line of credits.

F-27

NOTE 7 – RETIREMENT PLANS

Defined Contribution Plan

In compliance with Labor Pension Act (the “Pension Act”) in Taiwan, the Company have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts for employees in Taiwan. The plan under the Pension Act is deemed a defined contribution plan.

Defined Benefit Pension Plan

The Company has a defined benefit pension plan that covers all regular full time employees in Taiwan that were hired prior to July 1, 2005. All employees hired after July 1, 2005 were only covered under the Pension Act. The defined benefit pension plan was regulated by the Labor Standards Law in Taiwan and provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. In compliance with the Labor Standards Law in Taiwan, the Company is required to set up an independent account in the Bank of Taiwan and to make legal contributions to the account on a monthly basis. The fund is solely managed by the relevant authority. The Company is precluded from making any investment strategies. The authority guarantees a minimum yearly return that is approximate to an annual average interest rate of a two-year fixed deposit. The authority has the option to deliver a bonus return which is no more than 6% of the end-of-the-year balance when it is appropriate to do so. The fair value of the plan assets at the measurement date is simply equivalent to the balance of the account at the measurement date.

Funded Status and Net Periodic Benefit Cost

The changes in benefit obligations and plan assets, and the funded status (included in the accompanying consolidated balance sheets under the caption, “Other liabilities”) were as follows:

	December 31, 2013	December 31, 2012
Change in Benefit Obligations:
Beginning balance	$284,444	$247,678
Interest cost	4,521	4,437
Actuarial (gain) loss	4,668	21,323
Effect of currency exchange rates	(7,336)	11,006

Projected benefit obligations ending balance	$286,297	$284,444

Change in Plan Assets:
Beginning balance	$237,755	$214,027
Actual return on plan assets	3,083	2,183
Employer contributions	10,800	12,179
Effect of currency exchange rates	(6,458)	9,366

Fair value of plan assets ending balance	$245,180	$237,755

As of December 31, 2013 and 2012, the accumulated benefit obligation was $222,105 and $216,763, respectively. The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date, and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels.

F-28

The net periodic benefit cost for the years ended December 31, 2013 and 2012 was as follows:

	Year Ended December 31,
	2013	2012

Interest cost	$4,504	$4,519
Expected return on plan assets	(4,442)	(4,593)
Amortization of net loss	1,277	1,310

Net periodic benefit cost	$1,339	$1,236

The changes in plan assets and projected benefit obligations which were recognized in our other comprehensive loss for the years ended December 31, 2013 and 2012 were as follows:

	Year Ended December 31,
	2013	2012

Net (gain) loss arose during the period	$6,112	$23,650
Less: amortization of loss	(1,282)	(1,287)

Total gain recognized in other comprehensive loss	$(4,830)	$(22,363)

Measurement Date and Assumptions

We generally determine our actuarial assumptions on an annual basis, with a measurement date of December 31. The following table presents our assumptions for pension benefit calculations for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012

Discount rate	1.75%	1.63%
Expected return on plan assets	2.00%	1.88%
Rate of compensation increase	2.00%	2.00%

Expected Benefit Payments and Funding

The Company contribute an amount equal to 2% of salaries paid each month to its pension funds, which are administered by the relevant authority and deposited in the authority’s name in the Bank of Taiwan. For the years ended December 31, 2013 and 2012, we made total defined benefit pension contributions of $10,523 and $12,403, respectively.

F-29

The following table presents the scheduled cash flows for expected employer contributions and future benefit payments:

Pension benefits

2014	$499
2015	2,906
2016	6,550
2017	7,353
2018	8,073
2019 - 2023	59,316

Total	$84,697

NOTE 8 – INCOME TAXES

EDI is a Taiwanese company, which is subject to income tax in Taiwan. The Company operates through various subsidiaries in China, Mexico and United States. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned.

F-30

The components of the income tax provision (benefit) for each of the periods presented below are as follows:

	Year ended December 31,
	2013	2012
Current:
Taiwan	$111	$202
Other	9,760	(6,131)
Total current	9,871	(5,929)

Total tax provision (benefit)	$9,871	$(5,929)

The effective income tax benefit differed from the computed “expected” income tax expense with effective income tax rate of 17% in Taiwan on loss before income taxes for the following reasons:

	Year Ended December 31,
	2013	2012

Computed income tax benefit at statutory tax rate - Taiwan	$(50,021)	$(217,764)
Foreign tax rate differential	15,466	33,092
Gain from valuation and disposal of financial assets	(66,064)	(20,433)
Nondeductible	7,708	14,036
Differences for reserves for inventory	(2,955)	47,117
Differences for allowance for doubtful accounts	20,219	29,547
Differences for depreciation and amortization expense	(1,765)	(8,227)
Intercompany unrealized gross profit	14,492	35,840
Deferred revenue	(49,751)	61,966
Accruals not currently deductible for tax purposes	4,960	(7,907)
Net operating loss carryforwards	112,309	47,234
Other adjustments	5,273	(20,430)

	$9,871	$(5,929)

For the years ended December 31, 2013 and 2012, the Company prepaid estimated income taxes of $32,671 and $16,896, respectively.

F-31

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes. The tax-effected temporary differences and tax loss carryforwards which comprise deferred taxes are as follows:

	Year Ended December 31,
	2013	2012
Deferred tax assets:
Reserves for inventory	$286,963	$295,906
Allowance for doubtful accounts	538,782	513,261
Basis difference for fixed assets and intangible	24,575	14,345
Intercompany unrealized gross profit	50,332	35,840
Deferred revenue	26,361	128,841
Accruals not currently deductible for tax purposes	54,913	26,321
Net operating loss carryforwards	2,565,605	2,702,337

	3,547,531	3,716,851
Allowance for deferred tax assets	(3,547,531)	(3,716,851)

Deferred tax assets, net	$-	$-

At December 31, 2013, we had income tax net operating loss (NOL) carryforwards of approximately $11 million. The NOL carryforwards expire from 2014 through 2023. The value of these carryforwards depends on our ability to generate taxable income. Because tax laws limit the time during which the net operating loss carryforwards may be applied against future taxes, if we fail to generate taxable income prior to the expiration dates we may not be able to fully utilize the net operating loss carryforwards to reduce future income taxes. The Company have had cumulative losses and there is no assurance of future taxable income, therefore, valuation allowances have been recorded to fully offset the deferred tax asset at December 31, 2013 and 2012. The valuation allowance decreased $169,320 during 2013, due primarily to the expiration of net operating loss carryforwards of $2 million in 2013 and our net losses for the year.

The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination:

Jurisdiction	Tax Year
Taiwan	2013
China	2013
United States of America	2010

All tax years of the Company’s subsidiaries in Mexico have been examined.

NOTE 9 – EQUITY

Accumulated other comprehensive income consisted of the following at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Cumulative foreign currency translation	$518,329	$427,935
Unamortized actuarial and investment loss	(47,910)	(43,080)

Total accumulated other comprehensive income	$470,419	$384,855

On December 31, 2013, the Company sold 159,751 shares of treasury stock with the original repurchase cost of $202,885, for $18,760 proceeds. The Company charged the $184,125 difference between the repurchase and resale price to accumulated deficit.

F-32

NOTE 10 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of product to one customer (14%) in 2013. No customers accounted for over 10% of the Company’s revenues in 2012. As of December 31, 2013, amount due from one customer included in accounts receivable was $800,002. The loss of the significant customer or the failure to attract new customers could have a material adverse effect on our business, results of operations and financial condition.

The Company purchased a substantial portion of materials from a vendor (11%) in 2013 and two vendors (10% and 12%) in 2012. As of December 31, 2013 and 2012, amounts due to these vendors included in accounts payable were $129,942 and $1,445,446, respectively. The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company leased its facilities in Taiwan from K Laser Technology, Inc. (“K Laser”), a major shareholder of the Company, on a month-to-month basis. Alex Kuo is the president of both the Company and K Laser. For the years ended December 31, 2013 and 2012, the Company incurred rent expense of $319,936 and $351,954, respectively, for the lease from K Laser. As of December 31, 2013 and 2012, the Company has $112,423 and $95,950, respectively, payable to K Laser for accrued rent, management fee and other payments K Laser made on behalf of the Company.

NOTE 12 – COMMITMENT AND CONTINGENCIES

Trademark

On April 16, 2009, Boxlight Inc, (“Boxlight”) one of the Company’s majority-owned subsidiaries, entered into a trademark license agreement with Herbert H. Myers whereby Boxlight agreed to pay Mr. Myers 15% of the quarterly net income of Boxlight. This payment shall continue until $1,250,000 is paid, upon which, the license fee shall drop to 10%. Upon reaching the aggregate sum of $2.5 million or 10 years of licensing, whichever comes first, the trademark will be sold to Boxlight for $1. As of December 31, 2013, the Company has paid $32,580 related to this agreement.

In October 2014, Boxlight entered into an amendment to the trademark license agreement with Mr. Myers, where Mr. Myers agreed to sell the trademark at $250,000. Payment would be made through the issuance of shares of Logical Choice Corporation (“LCC”) by dividing $250,000 by the initial price per share of shares of LCC common stock sold in the initial public offering of LCC on the date the registration statement on Form S-1 is declared effective by the Securities and Exchange Communion. Trademark of $250,000 is included in the accompanying consolidated balance sheets under the caption, “Intangibles, net of accumulated amortization”, with the correspondent liabilities included under the caption “other liabilities”.

Letters of Credit

In the normal course of business, the Company enters into various agreements requiring the Company to provide financial or performance assurance to third party vendors. These agreements are entered into primarily to support or enhance the creditworthiness of the Company, thereby facilitating the availability of sufficient credit to accomplish the Company’ intended business purpose. As of December 31, 2013, the Company had entered into letters of credit with balances of $421,909 that had not been presented to the banks as of December 31, 2013. Additionally, as of December 31, 2013, lines of credit of $4,274,912 from banks were outstanding related to letters of credit issued to the vendors.

F-33

Operating leases

The Company has operating leases for our plant and office space. The following table presents future minimum lease payments under operating leases at December 31, 2013:

Amount

2014	$146,013
2015	50,717

Total	$196,730

NOTE 13 – SUBSEQUENT EVENTS

On October 31, 2014, a majority of the Company’s shareholders entered into a stock purchase and option agreement with Logical Choice Corporation (“LCC”), a Nevada company. Under the terms of the stock purchase and option agreement, LCC will purchase a minimum of 82.3% of the outstanding shares of the Company for a purchase price equal to $7,283,132 multiplied by the percentage of the total number of the Company’s shares that LCC acquires. Such purchase price is payable in cash at closing. However, under the terms of the stock option agreement, the shareholders of the Company are obligated to exercise an option to purchase up to 270,000 shares of LCC’s Series C convertible preferred stock (the “Series C Preferred Stock”) at a cash option purchase price of $26.98 per share. Payment of the purchase price for the Company’s shares and exercise of the option and payment of the per share option price is to occur simultaneously with the date of the closing of LCC’s acquisition of the Company; provided, that such closing must occur on or before March 31, 2015. LCC also agreed to purchase, within 30 days after consummation of this offering an additional 15.66% of Everest Technology Ltd. not owned by the Company for approximately $1,952,000 (RMB $12,000,000) in cash.

Upon closing of LCC’s acquisition of the Company, all of the shares of Series C Preferred Stock will convert into a number of shares representing a market value of $20,000,000, based on the initial per share offering price LCC’s common stock sold to the public. Among other conditions, the closing of LCC’s acquisition of the Company is subject to the occurrence of a “liquidity event,” which includes completion of an initial public offering of LCC’s common stock with the shares issued to the Company’s shareholders having a market value (based on the initial per share offering price of the shares offered in a registration statement to be filed by LCC) of not less than $20,000,000.

Immediately prior to the occurrence of a liquidity event, LCC shall issue transaction bonus shares to the Company’s employees. The allocation of the transaction bonus shares to the Company’s employees will be determined by the Company in its sole discretion. The number of transaction bonus shares shall be equal to 8% of LCC’s fully diluted common shares on the issuance date of the transaction bonus shares.

The consummation of LCC’s acquisition of the Company will occur simultaneously with the completion of LCC’s initial public offering.

F-34

Globisens Ltd.

Balance Sheets

As of June 30, 2014 and December 31, 2013

(Unaudited)

(in thousands, except share and per share data)	June 30 2014	December 31 2013

ASSETS

Current assets:
Cash and cash equivalents	$639	$866
Accounts receivable – trade, net of allowance for doubtful accounts	372	794
Inventories, net of reserves	175	157
Other current assets	178	183
Total current assets	1,364	2,000

Property, plant and equipment, net of accumulated depreciation	567	607
Total assets	$1,931	$2,607

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$230	$285
Short-term debt	84	149
Other current liabilities	45	294
Total current liabilities	359	728

Long-term debt, net of current portion	-	71
Other liabilities	32	76
Total liabilities	391	875

Equity:
Common stock, approximately $0.0029 (NIS0.01) par value, 1,000,000 shares authorized, 12,780 shares issued and outstanding	-	-
Additional paid-in capital	578	552
Retained earnings	828	1,063
Accumulated other comprehensive income	134	117
Total equity	1,540	1,732
Total liabilities and equity	$1,931	$2,607

See accompanying notes to the financial statements.

F-35

Globisens Ltd.

Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30, 2014 and June 30, 2013

(Unaudited)

(in thousands)	2014	2013

Revenues	$568	$1,533
Cost of revenues	399	967
Gross profit	169	566

Operating expenses:
General and administrative	290	300
Research and development	72	57
Depreciation and amortization	49	31
Total operating expenses	411	388

Income (loss) from operations	(242)	178

Other (expense)
Interest (expense)	(11)	(30)
Total other income	(11)	(30)

Income (loss) before income taxes	(253)	148
Income tax benefit (expense)	44	(25)
Net income (loss)	$(209)	$123

Comprehensive income (loss):
Net income (loss)	$(209)	$123
Other comprehensive income (loss):
Foreign currency translation adjustments gain	17	43
Total comprehensive income (loss)	$(192)	$166

See accompanying notes to the financial statements.

F-36

Globisens Ltd.

Statements of Cash Flows

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

(in thousands)	2014	2013

Cash flows from operating activities:
Net income (loss)	$(209)	$123
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	49	31
Others	1	27
Changes in operating assets and liabilities:
Accounts receivable – trade	425	1,114
Inventories	(16)	427
Other current assets	6	159
Accounts payable and accrued expenses	(57)	(598)
Other liabilities	(292)	30
Net cash provided by (used in) operating activities	(93)	1,313

Cash flows from investing activities:
Payments for purchase of property, plant and equipment	(3)	(135)
Net cash used in investing activities	(3)	(135)

Cash flows from financing activities:
Principal re-payments on long-term debt	(150)	(240)
Net cash used in financing activities	(150)	(240)

Effect of currency exchange rates	19	12

Net increase (decrease) in cash and cash equivalents	(227)	950
Cash and cash equivalents, beginning of period	866	356

Cash and cash equivalents, end of period	$639	$1,306

Supplemental cash flow disclosures:
Cash paid for interest	$3	$4
Cash paid for income taxes	$6	$183

See accompanying notes to the financial statements.

F-37

Globisens Ltd.

Notes to the Financial Statements

(Unaudited)

(in Thousands)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

THE COMPANY

Globisens Ltd (the “Company”) was incorporated in April, 2009 in Petah Tikva, Israel. The Company sells custom designed wireless mobile lab units and related accessories for science classrooms based on technology developed internally. The Company continues to develop and upgrade new generations for its products.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

ESTIMATES AND ASSUMPTIONS

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, including legal risks and exposures, product warranties, product life cycles, and product returns. Actual results and outcomes may differ from management’s estimates and assumptions.

FOREIGN CURRENCIES

The Company’s primary functional currency is Israeli Shekels. The Company has translated its financial statements.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. The Company has translated its assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the Company’s functional currency.

The Company enters into transactions that are denominated in currencies other than its functional currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the result of operations as incurred.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:

Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.

F-38

Globisens Ltd.

Notes to the Financial Statements

(Unaudited)

(in Thousands)

Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgments and/or estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Finished goods is primarily determined using weighted average cost and specific identification method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and the markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred.

LONG-LIVED ASSETS

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

REVENUE RECOGNITION

The Company recognizes revenue when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

F-39

Globisens Ltd.

Notes to Consolidated Financial Statements

(Unaudited)

(in Thousands)

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carry forwards (“NOLs”). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

SUBSEQUENT EVENTS

The Company evaluated all transactions from June 30, 2014 through the financial statement issuance date for subsequent event disclosure consideration.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents held by the Company that are denominated in currencies other than the U.S. dollar are summarized as follows (translated to U.S. dollars at balance sheet date exchange rates):

	June 30, 2014	December 31, 2013

New Israeli Shekel	$153	$602
Others	12	10

Total	$165	$612

NOTE 3 – INVENTORIES

Inventories consisted of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Raw materials	$46	$-
Finished goods	129	157

Inventories, net	$175	$157

F-40

Globisens Ltd.

Notes to Financial Statements

(Unaudited)

(in Thousands)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013

Leasehold improvements	$24	$24
Machinery	649	643
Office equipment	27	24
Vehicles	68	68

Property, plant and equipment, at cost	768	759
Accumulated depreciation	(201)	(152)

Property, plant and equipment, net	$567	$607

The useful lives for leasehold improvements generally range from 9 to 10 years and machinery, office and other equipment range from 3 to 10 years.

NOTE 5 – COMMITMENTS AND PLEDGES

Material Commitments

The Company entered into distribution contracts with a number of worldwide distributors which allow each distributor the exclusive right to distribute the Company’s products in the geographic area agreed upon for a period of five years. An agreement may be terminated earlier if the conditions specified in the agreement are not met. According to the agreements, the distributor will purchase from the Company the desired quantity of products according to the price determined by the Company and subject to the conditions specified in the agreement.

In January 2012, the Company signed a contract with an Israeli company whereby the Company agreed to transfer production of the Company’s products to the manufacturer. The manufacturer purchased the majority of the product’s components and assembled the products in exchange for compensation as specified in the agreement. The Company is entitled to receive 15% of the share capital in the manufacturer at zero cost. Until the day of signing the financial statements, the Company has not exercised the option and has no intention to exercise it in the known future. According to the company’s management, the option has no significant value, therefore no cost was allocated to the option in the Company’s books. The agreement is for five years, but may be terminated earlier with the consent of both parties.

The Company entered into an agreement with an insurance company for indemnity damages incurred due to failure of customer debt repayment, pursuant to the conditions set forth in the insurance policy.

Lien

An unlimited lien has been placed on the Company’s vehicles in favor of the financing company.

F-41

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Globisens Ltd.
Petah Tikva, Israel

We have audited the accompanying balance sheets of Globisens Ltd. (the "Company") as of December 31, 2013 and 2012 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

/s/ ABOULAFIA CHEKROUN & CO

ABOULAFIA CHEKROUN & Co

Certified Public Accountants

Jerusalem, Israel

October 31, 2014

F-42

Globisens Ltd.

Balance Sheets

As of December 31, 2013 and 2012

	December 31,
(in thousands, except share and per share data)	2013	2012

ASSETS

Current assets:
Cash and cash equivalents	$866	$356
Accounts receivable – trade, net of allowance for doubtful accounts	794	1,224
Inventories, net of reserves	157	553
Other current assets	183	253
Total current assets	2,000	2,386

Property, plant and equipment, net of accumulated depreciation	607	327
Total assets	2,607	2,713

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payable and accrued expenses	$285	$652
Short-term debt	149	200
Other current liabilities	294	157
Total current liabilities	728	1,009

Long-term debt, net of current portion	71	216
Other liabilities	76	41
Total liabilities	875	1,266

Equity:

Common stock, approximately $0.0029 (NIS0.01) par value, 1,000,000 shares authorized, 12,780 shares issued and outstanding	-	-
Additional paid-in capital	552	455
Retained earnings	1,063	977
Accumulated other comprehensive income	117	15
Total equity	1,732	1,447
Total liabilities and equity	$2,607	$2,713

See accompanying notes to the financial statements.

F-43

Globisens Ltd.

Statements of Operations and Comprehensive Income

For the Years Ended December 31, 2013 and 2012

(in thousands)	2013	2012

Revenues	$2,996	$3,883
Cost of revenues	1,924	2,448
Gross profit	1,072	1,435

Operating expenses:
General and administrative	496	564
Research and development	140	166
Depreciation and amortization	75	40
Total operating expenses	711	770

Income from operations	361	665

Other income (expense):
Interest expense	(64)	(132)
Other income, net	-	84
Total other income (expense)	(64)	(48)

Income before income taxes	297	617
Income tax expense	(47)	(115)
Net income	$250	$502

Comprehensive income:
Net income	$250	$502
Other comprehensive income:
Foreign currency translation adjustments gain	102	23
Total comprehensive income	$352	$525

See accompanying notes to the financial statements.

F-44

Globisens Ltd.

Statement of Changes in Equity

For the Years Ended December 31, 2013 and 2012

(in thousands)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total

Balance at December 31, 2011	$-	$327	$727	$(8)	$1,046

Investment return	-	112	(112)	-	-
Dividends distributed	-	-	(140)	-	(140)
Issue of options	-	16		-	16
Net profit	-	-	502	23	525

Balance at December 31, 2012	$-	$455	$977	$15	$1,447

Investment return	-	76	(76)	-	-
Dividends distributed	-	-	(88)	-	(88)
Issue of options	-	21	-	-	21
Net profit	-	-	250		352

Balance at December 31, 2013	$-	$552	$1,063	$117	$1,732

See accompanying note to the financial statements.

F-45

Globisens Ltd.

Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

(in thousands)	2013	2012

Cash flows from operating activities:
Net income	$250	$502
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	75	40
Gain from others	38	135
Changes in operating assets and liabilities:
Accounts receivable – trade	486	181
Inventories	421	(506)
Other current assets	86	(190)
Accounts payable and accrued expenses	(400)	124
Other liabilities	143	(1,678)
Net cash provided by (used in) operating activities	1,099	(1,392)

Cash flows from investing activities:
Payments for purchase of property, plant and equipment	(334)	(153)
Net cash used in investing activities	(334)	(153)

Cash flows from financing activities:
Dividends distributed	(88)	(140)
Principal re-payments on long-term debt	(200)	(180)
Net cash used in financing activities	(288)	(320)

Effect of currency exchange rates	33	44

Net increase (decrease) in cash and cash equivalents	510	(1,821)
Cash and cash equivalents, beginning of year	356	2,177

Cash and cash equivalents, end of year	$866	$356

Supplemental cash flow disclosures:
Cash paid for interest	$7	$17
Cash paid for income taxes	$162	$-

See accompanying note to the financial statements.

F-46

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

THE COMPANY

Globisens Ltd. (the “Company”) was incorporated in April, 2009 in Petah Tikva, Israel. The Company sells custom designed wireless mobile lab units and related accessories for science classrooms based on technology developed internally. The Company continues to develop and upgrade new generations for its products.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

ESTIMATES AND ASSUMPTIONS

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies, including legal risks and exposures, product warranties, product life cycles, and product returns. Actual results and outcomes may differ from management’s estimates and assumptions.

FOREIGN CURRENCIES

The Company’s primary functional currency is Israeli Shekels. The Company has translated its financial statements.

An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. The Company has translated its assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the Company’s functional currency.

The Company enters into transactions that are denominated in currencies other than its functional currency. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the result of operations as incurred.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

There are three levels in the fair value hierarchy to prioritize inputs used to measure fair value giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs, defined as follows:

Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.

F-47

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly-observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgments and/or estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Finished goods is primarily determined using weighted average cost and specific identification method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

The Company continuously reviews its inventory levels to identify slow-moving merchandise and markdowns necessary to clear slow-moving merchandise, which reduces the cost of inventories to its estimated net realizable value. Consideration is given to a number of quantitative and qualitative factors, including current pricing levels and the anticipated need for subsequent markdowns, aging of inventories, historical sales trends, and the impact of market trends and economic conditions. Estimates of markdown requirements may differ from actual results due to changes in quantity, quality and mix of products in inventory, as well as changes in consumer preferences, market and economic conditions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term. Repairs and maintenance are charged to expense as incurred.

LONG-LIVED ASSETS

Long-lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

REVENUE RECOGNITION

The Company recognizes revenue when all of the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

F-48

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

INCOME TAXES

An asset and liability approach is used for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carry forwards (“NOLs”). If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

SUBSEQUENT EVENTS

The Company evaluated all transactions from December 31, 2013 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” The new guidance provides new criteria for recognizing revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance requires expanded disclosures to provide greater insight into both revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. Quantitative and qualitative information will be provided about the significant judgments and changes in those judgments that management made to determine the revenue that is recorded. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently assessing the provisions of the guidance and has not determined the impact of the adoption of this guidance on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40).” The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect to early adopt this guidance and does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

F-49

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents held by the Company that are denominated in currencies other than the U.S. dollar are summarized as follows (translated to U.S. dollars at balance sheet date exchange rates):

	December 31, 2013	December 31, 2012

New Israeli Shekel	$602	$76
Others	10	-

Total	$612	76

NOTE 3 – INVENTORIES

Inventories consisted of the following at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Raw materials	$-	$135
Finished goods	157	418

Inventories, net	$157	$553

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012

Leasehold improvements	$24	23
Machinery	643	342
Office equipment	24	16
Vehicles	68	14

Property, plant and equipment, at cost	759	395
Accumulated depreciation	(152)	(68)

Property, plant and equipment, net	$607	327

The useful lives for leasehold improvements generally range from 9 to 10 years and machinery, office and other equipment range from 3 to 10 years.

F-50

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

NOTE 5 – SHAREHOLDERS’ LOANS

		As of
		December 31,
		2013	2012

Shareholder loan		$220	$416
Current maturities		(149)	(200)
		$71	$216

Composition:
Present value at date of issuance	$345
Principle repayments	(285)
Accrued interest	24
	$84

Loan details:

The present value of the loan on the issuance date is the discounted stream of future loan repayments capitalized at a market rate of about 2% per month, which reflects the risk inherent in this type of loan.

Composition of loan to issuance date:
Present value at date of issuance	$345
Equity component	468
Total package value	813
Cash received	(570)
ROI credited to capital reserve	$243

During 2010 and 2011, the Company raised a total of $570 from two foreign investors.

According to the agreements with the investors, it was decided that in exchange for the cash received, the loans will be returned in full, and the Company will issue 22% of the Company’s shares to the investors.

Debt component and the equity component were calculated at their fair value on the issuance date (“the Package Value”).

The difference between the Package Value ($813) and the cash received ($570) was charged to a capital fund and credited to retained earnings over the loan’s life.

NOTE 6 – LIABILITIES FOR SEVERANCE PAY

The Company’s obligations for severance pay are calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the Balance Sheet date and are presented on an undiscounted basis (the “Shut Down Method”) as a non-current liability.

The obligation is provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is offset against the liability. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the Severance Pay Law in Israel or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits (or losses) accumulated to the Balance Sheet date.

F-51

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

NOTE 7 – DEFERRED TAXES

	Accumulated	Provision for	Fix	Interest for
	Loss	Vocation	Assets	Shareholders	Total
Composition:
Balance as of December 31, 2012	$-	$1	$(42)	$3	$(38)
Charged to profit and loss statement	-	1	(37)	3	(33)
Balance as of December 31, 2013	$-	$2	$(79)	$6	$(71)

NOTE 8 – COMMITMENTS AND PLEDGES

Material Commitments

The Company entered into distribution contracts with a number of worldwide distributors which allow each distributor the exclusive right to distribute the Company’s products in q geographic area agreed upon for a period of five years. An agreement may be terminated earlier if the conditions specified in the agreement are not met. According to the agreements, each distributor will purchase from the Company the desired quantity of products according to the price determined by the Company and subject to the conditions specified in the agreement.

In January 2012, the Company signed a contract with an Israeli company whereby the Company agreed to transfer production of the Company’s products to the manufacturer. The manufacturer purchased the majority of the product’s components and assembled the products in exchange for compensation as specified in the agreement. The Company is entitled to receive 15% of the share capital in the manufacturer at zero cost. Until the day of signing the financial statements, the Company has not exercised the option and has no intention to exercise it in the known future. According to the company’s management, the option has no significant value, therefore no cost was allocated to the option in the Company’s books. The agreement is for five years, but may be terminated earlier with the consent of both parties.

The Company entered into an agreement with an insurance company for indemnity damages incurred due to failure of customer debt repayment, pursuant to the conditions set forth in the insurance policy.

Lien

An unlimited lien has been placed on the Company’s vehicles in favor of the financing company.

F-52

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

NOTE 9 – SHARE CAPITAL

In September 2011, the Company and its major shareholder, entered into an agreement with a foreign investor, (the “First Investor”) whereby in exchange for two loans given by the First Investor totaling NIS 270 thousand, the Company issued 1,390 ordinary shares, representing 11.1% of the share capital of the Company at that time. The loans were granted for a period of five years, may not be redeemed early and bear interest at an annual rate of 4%.

According to the agreement, any dividend is subject to the first investor’s approval. In 2013 a dividend distribution in the amount of $88 was agreed to by all shareholders. Furthermore, as specified in the agreement, the first investor was given an option to increase his holdings in the Company by an additional 1,790 shares, subject to the marketing and sale of the Company’s products until April 2013.

During the years 2011-2013, the first investor distributed the Company’s products and was entitled to 620 Company shares.

In September 2011, the Company and founder entered into an agreement with another investor whereby in exchange for a loan made to the Company by the additional investor of $300, the Company issued the Additional Investor 1,390 ordinary shares, representing 10.0% of the share capital of the Company at that time. The loan was granted for a period of five years (but may be redeemed early) and bears an annual interest rate of 4%). According to the agreement, the Company cannot distribute dividends unless the loans have been fully repaid or by approval of all shareholders.

NOTE 10 – TAX ON INCOME

Preferred Enterprise

In February 2013, the Company received a ruling from the tax authorities confirming its eligibility as a preferred enterprise subject to the conditions and limitations stated in the decision.

In April 2013, the Company received approval from the Chief Scientist at the Ministry of Commerce and Industry for research and development activities as specified in the certificate.

The Company has not been assessed for tax purposes since its inception, and is therefore subject to tax assessment for the years since its incorporation.

F-53

Globisens Ltd.

Notes to the Financial Statements

(in thousands)

Effective tax

The difference between the calculated tax on income, according to the statutory tax rate, and the income tax amount recorded in the Statement of Operations, is explained as follows:

	For the year ended
	December 31,
	2013	2012
Profit before taxation	$297	$617
Statutory tax rate	15%	15%
Calculated income tax expense per statutory tax rate	$45	$93
Increase (decrease) in taxes on income generated by:
Permanent differences	$2	$(3)
Other allowances, net	-	25
Total income tax expense	$47	$115

Average effective tax rate	15.8%	18.6%

NOTE 11 – CUSTOMER AND SUPPLIER CONCENTRATION

For the years ended December 31, 2013 and 2012, all revenues were from two customers. For the years ended December 31, 2013 and 2012 the Company purchased a substantial portion of inventories from one vendor (80% in 2013 and 61% in 2012).

F-54

Genesis Collaboration, LLC

Balance Sheets

As of June 30, 2014 and December 31, 2013

(Unaudited)

	June 30, 2014	December 31, 2013
ASSETS

Current assets:
Cash and cash equivalents	$244,171	$93,916
Accounts receivable, net of allowance	431,642	369,915
Accounts receivable – related party	-	8,265
Other current assets	14,967	-
Total current assets	690,780	472,096

Other assets	8,047	8,047
Total assets	$698,827	$480,143

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities:
Accounts payable and accrued expenses	$617,836	$487,393
Accounts payable and accrued expenses – related party	25,649	6,088
Line of credit	200,000	-
Customer prepayments	19,003	-
Total liabilities	862,488	493,481

Members’ deficit	(163,661)	(13,338)

Total liabilities and members’ deficit	$698,827	$480,143

The accompanying notes are an integral part of these unaudited financial statements.

F-55

Genesis Collaboration, LLC

Statements of Operations

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

	Six Months Ended June 30,
	2014	2013

Revenues	$1,291,460	$773,283
Cost of goods sold	998,781	532,189
Gross profit	292,679	241,094
Operating expenses:
General and administrative expenses	440,960	339,952
Total operating expenses	440,960	339,952

Loss from operations	(148,281)	(98,858)

Other income (expense):
Other income (expenses)	(2,042)	7,240
Total other income (expense)	(2,042)	7,240

Net loss	$(150,323)	$(91,618)

The accompanying notes are an integral part of these unaudited financial statements.

F-56

Genesis Collaboration, LLC

Statement of Changes in Members’ Deficit

For the Periods Ended June 30, 2014 and December 31, 2013

(Unaudited)

Members’
Deficit

Balance at December 31, 2012	$107,834

Members’ distributions	(22,500)
Net loss	(98,672)

Balance at December 31, 2013	(13,338)

Net loss	(150,323)

Balance at June 30, 2014	$(163,661)

The accompanying notes are an integral part of these unaudited financial statements.

F-57

Genesis Collaboration, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2014 and 2013

(Unaudited)

	June 30, 2014	June 30, 2013

Cash flows from operating activities:
Net loss	$(150,323)	$(91,618)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(61,727)	(137,887)
Accounts receivable – related party	8,265	-
Other current assets	(14,967)	(4,023)
Other assets	-	(8,047)
Accounts payable and accrued expenses	130,443	196,781
Accounts payable and accrued expenses – related party	19,561	-
Other liabilities	19,003	-
Net cash used in operating activities	(49,745)	(44,794)

Cash flows from investing activities:
Cash paid for purchase of fixed assets	-	(4,192)
Net cash used in investing activities	-	(4,192)

Cash flows from financing activities:
Proceeds from line of credit	200,000	-
Members’ distributions	-	(22,500)
Net cash provided by (used in) financing activities	200,000	(22,500)

Net increase (decrease) in cash	150,255	(71,486)

Cash and cash equivalents, beginning of period	93,916	135,896

Cash and cash equivalents, end of period	$244,171	$64,410

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$-	$-
Taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited financial statements.

F-58

Genesis Collaboration, LLC

Notes to Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Genesis Collaboration, LLC (“Genesis” or the “Company”) was formed as a limited liability company in September 2011 in Atlanta, Georgia, to provide solutions that enhance interactive learning in the business, government, and education markets. Genesis is a technology provider that facilitates effective communication in schools, training facilities and workplaces around the world. Genesis offers a wide range of integrated products that change the way individuals collaborate and learn. In the classroom, Genesis offers a wide range of integrated interactive solutions that transform the way teachers deliver lessons and assess progress. Genesis’ products include interactive whiteboard systems, interactive tables, interactive and standard projectors, audio systems, data loggers, software, assessment and student response systems.

BASIS OF PRESENTATION

The accompanying unaudited financial statements of Genesis Collaboration, LLC have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulations and, accordingly, they do not include all the information and notes necessary for comprehensive financial statements and should be read in conjunction with our audited financial statements for the year ended December 31, 2013.

In the opinion of the management of the Company, all adjustments, which are of a normal recurring nature necessary for a fair statement of the results for the six month period have been made. Results for the interim period presented is not necessarily indicative of the results that might be expected for the entire fiscal year.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at historical carrying amounts net of write-offs and allowance for doubtful accounts. The carrying amount of Genesis’ accounts receivable approximates fair value because of the short–term nature of the instruments.

Genesis routinely assesses the collectability of all material trade and other receivables. Genesis’ receivables consist primarily of receivables from customers of Genesis’ products. At June 30, 2014 and December 31, 2013, there were no significant concentrations in customer accounts.

F-59

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Genesis’ reported balance of accounts receivable, net of allowance for doubtful accounts, represents management’s estimate of the amount that ultimately will be realized in cash. Genesis reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical payment trends, the age of receivables and knowledge of the individual customers. When the analysis indicates, management increases or decreases the allowance accordingly. However, if the financial condition of our customers were to deteriorate, additional allowances might be required. As of June 30, 2014 and December 31, 2013 we had an allowance for doubtful accounts of $6,874.

REVENUE RECOGNITION

The Company recognizes revenue only when all of the following criteria have been met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company evaluates the criteria outlined in FASB ASC Subtopic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as revenue. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded at the gross amount. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as revenue earned.

Arrangements with customers may include multiple deliverables, including any combination of products, installation and training services. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) arrangements are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue.

INCOME TAXES

The Company is taxed as a limited liability company under the Internal Revenue Code. The income of the Company flows through to the members to be taxed at the member level rather than the corporate level. Accordingly, the Company has no tax liability.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

SUBSEQUENT EVENTS

The Company has evaluated all transactions from June 30, 2014 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

There were various accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

NOTE 2 – REORGANIZATION

For the year ended December 31, 2012 and the period from January 1, 2013 through October 31, 2013, the Company’s owners consisted of Renova Partners, LLC, Operational Security Systems, Inc., Mark Elliott and John Cox, each owning a 25% interest. An operating agreement dated June 29, 2012 was entered into by the members such that the net profits or losses would be allocated pursuant to Code Section 704 (c). Each member’s capital account balance shall be equal to the result of subtracting (i) the sum of (x) the amount which such member is unconditionally obligated to contribute to the Company in the future, (y) such member’s share of the partner minimum gain and (z) such member’s share of the partnership minimum gain from (i) such member’s target amount at the end of such fiscal year.

F-60

On October 31, 2013, Genesis’ former members entered into an exchange agreement with Logical Choice Corporation – Delaware (“LCC-Delaware”). The Genesis members exchanged their membership interests in Genesis for 1,000,000 shares of Series B preferred stock in LCC-Delaware. LCC-Delaware is now the sole member of the Company.

Accordingly, the Company’s operating agreement was amended such that the net profits or losses of the Company would be allocated according to LCC-Delaware’s sole ownership of Genesis.

NOTE 3 – LINE OF CREDIT

On March 19, 2014, the Company entered into a line of credit agreement with Vert Capital Corp. The line of credit allows the Company to borrow up to $1,000,000 for working capital and business expansion. The funds when borrowed will accrue interest at 6% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on March 19, 2015. The assets of the Company have been pledged as a security interest against any advances on the line of credit. As of June 30, 2014, there have been no borrowings made on this line of credit.

On May 21, 2014, the Company entered into a line of credit agreement with LCC - Delaware, the sole member of the Company. The line of credit allows the Company to borrow up to $500,000 for working capital and business expansion. The funds when borrowed will accrue interest at 10% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on May 21, 2015. The assets of the Company have been pledged as a security interest against any advances on the line of credit. As of June 30, 2014, there is an outstanding balance of $200,000 advanced against this line.

NOTE 4 – SUBSEQUENT EVENTS

On July 11, 2014, the Company entered into an Accounts Receivable Purchase and Security Agreement with Hitachi Capital America Corp. The purchase agreement allows the Company to sell eligible accounts receivable for 85% of the face amount at a discount rate of 0.0034% per day from 1 to 90 days and an additional 0.068% for each day thereafter agreement. Under our factoring agreement invoices are generated and transmitted to our customers. The factor collects the amount due and remits the remaining balance due, less factoring fees. The invoiced amounts are reported as accounts receivable on our balance sheet, generally when the product is shipped to our customer until payment is received from the factor. The assets of the Company have been pledged as a security interest against any advances. As of November 7, 2014, the Company has an outstanding advance balance of $$26,626.

On October 31, 2014, Vert Capital and LCC-Delaware, a subsidiary of Vert Capital, agreed, upon consummation of an initial public offering of Logical Choice Corporation – Nevada (“LCC-Nevada”) and immediately following the acquisitions of Everest Display, Inc., a Taiwanese Corporation, and Globisens Ltd., an Israeli limited company, to contribute 100% of the membership interests in the Company to LCC-Nevada in exchange for 1,000,000 shares of LCC- Nevada’s Series B Preferred Stock. As part of such agreement, other than one share of common stock of LCC-Delaware to be retained by Vert Capital, each of Vert Capital and the four former members of the Company will return to the treasury of LCC-Delaware, all of their membership interests in LCC-Delaware in exchange for 1,000,000 shares of LCC- Nevada’s Series B Preferred Stock which shall be automatically converted immediately following completion of the initial public offering of LCC-Nevada into common stock representing 4.0% of LCC Nevada’s outstanding and issuable common shares prior to the offering date.

F-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Members of Genesis Collaboration, LLC

Atlanta, Georgia

We have audited the accompanying balance sheets of Genesis Collaboration, LLC as of December 31, 2013 and 2012, and the related statements of operations, changes in members’ capital, and cash flows for each of the years then ended. Genesis Collaboration, LLC‘s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Collaboration, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

GBH CPAs,PC

www.gbhcpas.com

Houston, Texas

November 7, 2014

F-62

Genesis Collaboration, LLC

Balance Sheets

As of December 31, 2013 and 2012

	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	$93,916	$135,896
Accounts receivable, net of allowance	369,915	117,099
Accounts receivable – related party	8,265	-
Total current assets	472,096	252,995

Other assets	8,047	-
Total assets	$480,143	$252,995

LIABILITIES AND MEMBERS’ CAPITAL (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$487,393	$145,161
Accounts payable and accrued expenses – related party	6,088	-

Total liabilities	493,481	145,161

Members’ capital (deficit)	(13,338)	107,834

Total liabilities and members’ capital (deficit)	$480,143	$252,995

See accompanying notes to the financial statements.

F-63

Genesis Collaboration, LLC

Statements of Operations

For the Years Ended December 31, 2013 and 2012

	2013	2012

Revenue	$2,102,528	$646,626
Cost of goods sold	1,486,816	363,400
Gross profit	615,712	283,226

Operating expenses:
General and administrative expenses	710,630	231,659
Total operating expenses	710,630	231,659

Income (loss) from operations	(94,918)	51,567

Other income (expense):
Other expenses	(3,754)	(3,050)
Total other (expense)	(3,754)	(3,050)

Net income (loss)	$(98,672)	$48,517

See accompanying notes to the financial statements.

F-64

Genesis Collaboration, LLC

Statement of Changes in Members’ Capital (Deficit)

For the Years Ended December 31, 2013 and 2012

Members’
Capital

Balance at December 31, 2011	$15,225

Members’ contributions	60,000
Members’ distributions	(15,908)
Net income	48,517

Balance at December 31, 2012	107,834

Members’ distributions	(22,500)
Net loss	(98,672)

Balance at December 31, 2013	$(13,338)

See accompanying notes to the financial statements.

F-65

Genesis Collaboration, LLC

Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

	2013	2012

Cash flows from operating activities:
Net income (loss)	$(98,672)	$48,517
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	6,874	-
Changes in operating assets and liabilities:
Accounts receivable	(259,690)	(111,326)
Accounts receivable – related party	(8,265)	-
Other assets	(8,047)	-
Accounts payable and accrued expenses	342,232	141,474
Accounts payable and accrued expenses – related party	6,088	-
Net cash provided by (used in) operating activities	(19,480)	78,665

Cash flows from financing activities:
Members’ contributions	-	60,000
Members’ distributions	(22,500)	(15,908)
Net cash provided by (used in) financing activities	(22,500)	44,092

Net increase (decrease) in cash	(41,980)	122,757

Cash and cash equivalents, beginning of year	135,896	13,139

Cash and cash equivalents, end of year	$93,916	$135,896

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest paid	$-	$-
Taxes paid	$-	$-

See accompanying notes to the financial statements.

F-66

Genesis Collaboration, LLC

Notes to Financial Statements

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Genesis Collaboration, LLC (“Genesis” or the “Company”) was formed as a limited liability company in September 2011 in Atlanta, Georgia, to provide solutions that enhance interactive learning in the business, government, and education markets. Genesis is a technology provider that facilitates effective communication in schools, training facilities and workplaces around the world. Genesis offers a wide range of integrated products that change the way individuals collaborate and learn. In the classroom, Genesis offers a wide range of integrated interactive solutions that transform the way teachers deliver lessons and assess progress. Genesis’ products include interactive whiteboard systems, interactive tables, interactive and standard projectors, audio systems, data loggers, software, assessment and student response systems.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates fair value.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at historical carrying amounts net of write-offs and allowance for doubtful accounts. The carrying amount of Genesis’ accounts receivable approximates fair value because of the short–term nature of the instruments.

Genesis routinely assesses the collectability of all material trade and other receivables. Genesis’ receivables consist primarily of receivables from customers of Genesis’ products. At December 31, 2013 and 2012, there were no significant concentrations in customer accounts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Genesis’ reported balance of accounts receivable, net of allowance for doubtful accounts, represents management’s estimate of the amount that ultimately will be realized in cash. Genesis reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical payment trends, the age of receivables and knowledge of the individual customers. When the analysis indicates, management increases or decreases the allowance accordingly. However, if the financial condition of our customers were to deteriorate, additional allowances might be required.

F-67

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence. Genesis has determined that approximately 10% of customer accounts outstanding for more than ninety days are unlikely to be collected. As such, Genesis has established an allowance to reserve certain receivables that are outstanding more than ninety days. Activity in the allowance for doubtful accounts was as follows:

Year Ended December 31,	2013	2012

Balance, beginning of period	$-	$-
Charged to costs and expenses	6,874	-
Write-offs and other	-	-

Balance, end of period	$6,874	$-

REVENUE RECOGNITION

The Company recognizes revenue only when all of the following criteria have been met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company evaluates the criteria outlined in FASB ASC Subtopic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as revenue. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded at the gross amount. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as revenue earned.

Arrangements with customers may include multiple deliverables, including any combination of products, installation and training services. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value (VSOE), (b) third-party evidence of selling price (TPE), and (c) arrangements are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue.

INCOME TAXES

The Company is taxed as a limited liability company under the Internal Revenue Code. The income of the Company flows through to the members to be taxed at the member level rather than the corporate level. Accordingly, the Company has no tax liability.

Management has evaluated the Company’s tax positions under the Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

SUBSEQUENT EVENTS

The Company has evaluated all transactions from December 31, 2013 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

There were various accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

F-68

NOTE 2 – REORGANIZATION

For the year ended December 31, 2012 and the period from January 1, 2013 through October 31, 2013, the Company’s owners consisted of Renova Partners, LLC, Operational Security Systems, Inc., Mark Elliott and John Cox, each owning a 25% interest. An operating agreement dated June 29, 2012 was entered into by the members such that the net profits or losses would be allocated pursuant to Code Section 704 (c). Each member’s capital account balance shall be equal to the result of subtracting (i) the sum of (x) the amount which such member is unconditionally obligated to contribute to the Company in the future, (y) such member’s share of the partner minimum gain and (z) such member’s share of the partnership minimum gain from (i) such member’s target amount at the end of such fiscal year.

On October 31, 2013, Genesis’ former members entered into an exchange agreement with Logical Choice Corporation – Delaware (“LCC-Delaware”). The Genesis members exchanged their membership interests in Genesis for 1,000,000 shares of Series B preferred stock in LCC-Delaware. LCC-Delaware is now the sole member of the Company.

Accordingly, the Company’s operating agreement was amended such that the net profits or losses of the Company would be allocated according to LCC-Delaware’s sole ownership of Genesis.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases office space under a non-cancelable lease agreement. The lease generally provides that the Company pay the taxes, insurance and maintenance expenses related to the property. Future minimum lease payments of the Company’s operating lease during the years subsequent to December 31, 2013 are as follows:

2014	$49,366
2015	50,853
2016	52,362
2017	13,185

Net minimum lease payments	$165,766

Rent expense under operating leases was $33,344 and $0 for the years ended December 31, 2013 and 2012, respectively. Facilities rent is reduced by sublease income of approximately $4,023 and $0 for the years ended December 31, 2013 and 2012, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

In 2013, Genesis used Logical Choice Technologies, Inc. (“LCT”), a company 100% owned by LCC-Delaware, to subcontract installation services. As of December 31, 2013, the Company had a payable to LCT in the amount of $6,088. Also during the year ended December 31, 2013, Genesis had an accounts receivable balance of $8,265 due from LCT, related to products that LCT purchased from the Company.

NOTE 5 – SUBSEQUENT EVENTS

On March 19, 2014, the Company entered into a line of credit agreement with Vert Capital Corp. The line of credit allows the Company to borrow up to $1,000,000 for working capital and business expansion. The funds when borrowed will accrue interest at 6% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on March 19, 2015. The assets of the Company have been pledged as a security interest against any advances on the line of credit. As of November 7, 2014, there have been no borrowings made on this line of credit.

F-69

On May 21, 2014, the Company entered into a line of credit agreement with LCC-Delaware, a Vert Capital Corp. subsidiary. The line of credit allows the Company to borrow up to $500,000 for working capital and business expansion. The funds when borrowed will accrue interest at 10% per annum. Interest accrued on any advanced funds is due monthly and the outstanding principal and any accrued interest are due in full on May 21, 2015. The assets of the Company have been pledged as a security interest against any advances on the line of credit. As of November 7, 2014, there is an outstanding balance of $45,000 advanced against this line.

On July 11, 2014, the Company entered into an Accounts Receivable Purchase and Security Agreement with Hitachi Capital America Corp. The purchase agreement allows the Company to sell eligible accounts receivable for 85% of the face amount at a discount rate of 0.0034% per day from 1 to 90 days and an additional 0.068% for each day thereafter agreement. Under our factoring agreement invoices are generated and transmitted to our customers. The factor collects the amount due and remits the remaining balance due, less factoring fees. The invoiced amounts are reported as accounts receivable on our balance sheet, generally, when the product is shipped to our customer until payment is received from the factor. The assets of the Company have been pledged as a security interest against any advances. As of November 7, 2014, the Company has an outstanding advance balance of $26,626.

On October 31, 2014, Vert Capital and LCC-Delaware, a subsidiary of Vert Capital, agreed, upon consummation of an initial public offering of Logical Choice Corporation – Nevada (“LCC-Nevada”) and immediately following the acquisitions of Everest Display, Inc., a Taiwanese Corporation, and Globisens Ltd., an Israeli limited company, to contribute 100% of the membership interests in the Company to LCC-Nevada in exchange for 1,000,000 shares of LCC- Nevada’s Series B Preferred Stock. As part of such agreement, other than one share of common stock of LCC-Delaware to be retained by Vert Capital, each of Vert Capital and the four former members of the Company will return to the treasury of LCC-Delaware, all of their membership interests in LCC-Delaware in exchange for 1,000,000 shares of LCC- Nevada’s Series B Preferred Stock which shall be automatically converted immediately following completion of the initial public offering of LCC-Nevada into common stock representing 4.0% of LCC Nevada’s outstanding and issuable common shares prior to the offering date.

F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Logical Choice Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of Logical Choice Corporation as of September 30, 2014 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from September 18, 2014 to September 30, 2014. Logical Choice Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Logical Choice Corporation as of September 30, 2014 and the results of its operations and its cash flows for the period from September 18, 2014 to September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
November 12, 2014

F-71

Logical Choice Corporation

Balance Sheet

As of September 30, 2014

ASSETS

Total assets	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$215,527
Total liabilities	215,527

Stockholders’ deficit:
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, none issued and outstanding	-
Common stock, $0.0001 par value, 200,000,000 shares authorized, none issued and outstanding	-
Additional paid in capital	284
Accumulated deficit	(215,811)
Total stockholders’ deficit	(215,527)

Total liabilities and stockholders’ deficit	$-

  See accompanying notes to the financial statements.

F-72

Logical Choice Corporation

Statement of Operations

For the Period from September 18, 2014 (inception) to September 30, 2014

Operating expenses:
General and administrative expenses	$215,811
Total operating expenses	215,811

Net loss	$(215,811)

See accompanying notes to the financial statements.

F-73

Logical Choice Corporation

Statement of Changes in Stockholders’ (Deficit)

For the Period from September 18, 2014 (inception) to September 30, 2014

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Par	Share	Par	Capital	Deficit	Total

Balance, September 18, 2014	-	$-	-	$-	$-	$-	$-
Stock-based compensation	-	-	-	-	284	-	284

Net loss	-	-	-	-	-	(215,811)	(215,811)

Balance, September 30, 2014	-	$-	-	$-	$284	$(215,811)	$(215,527)

See accompanying notes to the financial statements.

F-74

Logical Choice Corporation

Statement of Cash Flows

For the Period from September 18, 2014 (inception) to September 30, 2014

Cash flows from operating activities:
Net loss	$(215,811)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	284
Changes in operating assets and liabilities:
Accounts payable	215,527
Net cash provided by (used in) operating activities	-

Net increase (decrease) in cash	-
Cash and cash equivalents, beginning of the period	-

Cash and cash equivalents, end of the period	$-

See accompanying notes to the financial statements.

F-75

Logical Choice Corporation

Notes to Financial Statements

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Logical Choice Corporation (the “Company” or “LCC”) was incorporated in State of Nevada on September 18, 2014 (inception) with its headquarters in Atlanta, Georgia.

BASIS OF PRESENTATION

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

SHARE-BASED PAYMENT

The Company estimates the fair value of each stock option award at the grant date by using the Black-Scholes option pricing model. The fair value determined represents the cost for the award and is recognized over the vesting period during which an employee is required to provide service in exchange for the award. As share-based compensation expense is recognized based on awards ultimately expected to vest, the Company reduces the expense for estimated forfeitures based on historical forfeiture rates. Previously recognized compensation costs may be adjusted to reflect the actual forfeiture rate for the entire award at the end of the vesting period. Excess tax benefits, if any, are recognized as an addition to paid-in capital.

SUBSEQUENT EVENTS

The Company has evaluated all transactions from September 30, 2014 through the financial statement issuance date for subsequent event disclosure consideration.

NEW ACCOUNTING PRONOUNCEMENTS

There were various accounting standards and interpretations issued recently, none of which are expected to a have a material impact on our financial position, operations or cash flows.

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at September 30, 2014, the Company has incurred losses totaling $215,811 since inception, and has not yet generated any revenue from operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-76

NOTE 3 – STOCK-BASED COMPENSATION

During the period from September 18, 2014 to September 30, 2014, the Company granted its employees 4,810,850 options to purchase the Company’s common stock with an exercise price of $0.02 per share and a term of 10 years, with vesting over a 3 year period. The options have an aggregated fair value of $47,764 that was calculated using the Black-Scholes option-pricing model. Variables used in the Black-Scholes option-pricing model include: (1) discount rate of 1.08% (2) expected life of 5.5 years, (3) expected volatility of 55%, and (4) zero expected dividends. Through September 30, 2014, the Company recognized stock-based compensation cost of $284.

NOTE 4 – SUBSEQUENT EVENTS

In April 2013, Vert Capital Corporation, our principal stockholder, acquired, through a newly formed Delaware subsidiary, all of the outstanding shares of capital stock of a Georgia company that primarily distributed whiteboards to school districts; which business was discontinued in the first quarter of 2014. At the time of its acquisition, the former stockholders of the Georgia corporation received 2,500,000 shares of series A preferred stock in Vert Capital’s Delaware subsidiary. On October 31, 2013, Vert Capital’s subsidiary acquired all of the outstanding membership interests of Genesis, in exchange for 1,000,000 shares of Series B preferred stock of the Delaware subsidiary.

On October 21, 2014, LCC entered into an agreement to acquire Globisens and on November [*], 2014, LCC entered into an agreement to acquire Boxlight. Effective as of October 31, 2014, Vert Capital’s Delaware subsidiary agreed, upon consummation of this offering and immediately following the acquisitions of Boxlight and Globisens described below, to contribute 100% of the membership interests of Genesis to LCC. As part of such agreement, other than one share of common stock of the Delaware subsidiary retained by Vert Capital, each of Vert Capital and the four former members of Genesis will return to treasury all of their equity in the Delaware corporation, and the four former members of Genesis will receive 1,000,000 shares of LCC Series B Preferred Stock which shall be automatically converted immediately following completion of this offering into 2,379,000 shares of our common stock, or such other number of shares as shall represent not less than 4.0% of our “fully-diluted common stock.”

In October 2014, Boxlight entered into an amendment to a trademark license agreement with Herbert H. Myers, where Mr. Myers agreed to sell the trademark at $250,000. Payment would be made through the issuance of shares of Logical Choice Corporation (“LCC”) by dividing $250,000 by the initial price per share of shares of LCC common stock sold in the initial public offering of LCC on the date the registration statement on Form S-l is declared effective by the Securities and Exchange Commission.

Acquisition of Boxlight

We are working on a stock purchase and option agreement with the shareholders of Boxlight. Which will be effective as of October 31, 2014. Under the terms of our stock purchase and option agreement with Boxlight’s majority shareholders, we will purchase a minimum of 82.3% of the outstanding share capital of Boxlight for a purchase price equal to $7,283,132 multiplied by the percentage of the total number of outstanding shares we acquire. Such purchase price is payable in cash at closing. However, under the terms of the stock purchase and option agreement, the shareholders of Boxlight are obligated to exercise an option to purchase 270,000 shares of our Series C convertible preferred stock (the “Series C Preferred Stock”) at a cash option purchase price of $26.98 per share, or an aggregate of $7,284,600. Payment of the purchase price for the Boxlight shares and exercise of the option and payment of the per share option price is to occur simultaneously with the date of the closing of the Boxlight acquisition; provided, that such closing must occur on or before March 31, 2015. We also agreed to purchase, within 30 days after consummation of this offering the remaining 15.66% of Boxlight not owned by us for approximately $1,952,000 (RMB 12,000,000). Upon closing of the Boxlight acquisition, all of the shares of Series C Preferred Stock will convert into 13,878,000 shares of our common stock, or such other number of shares as shall represent $20,000,000, based on the number of shares issued by LCC in this initial public offering multiplied by the initial per share offering price our common stock sold to the public. Among other conditions, the closing of the acquisition of Boxlight is subject to the occurrence of a “liquidity event,” which includes completion of an initial public offering of our common stock with the shares issued to the Boxlight shareholders having a market value (based on the initial per share offering price of the shares offered in this prospectus) of not less than $20,000,000. The consummation of the Boxlight acquisition will occur simultaneously with the completion of this offering.

Acquisition of Globisens

On October 21, 2014, we entered into a share purchase agreement to acquire 100% of the share capital of Globisens from its shareholders. Under the terms of our share purchase agreement with the shareholders of Globisens, the parties valued Globisens at $5,250,000, of which $2,500,000 is payable in cash at the closing, and the $2,750,000 balance is evidenced by a number of shares of our common stock determined by dividing $2,750,000 by the initial per share offering price of shares offered under this prospectus, provided, that in no event will such number of shares represent less than 3.437%.of our fully diluted common stock. The closing of the acquisition of Globisens is to occur on the earlier of completion of this offering or March 31, 2015. The Globisens stockholders have agreed not to sell any of their shares for a minimum of two years following the closing. Following the initial two year period from the closing, in order to secure the value of their LCC shares, the Globisens shareholders have a two year option to “put” all or a portion of such shares back to us at a price equal to the initial offering price of our common stock sold to the public under this prospectus. However, in the event that at any time during the two-year put option period, all of the Company shares issued to the Globisens shareholders have either been registered for resale under the Securities Act, or may immediately be resold to the public without restriction pursuant to an applicable exemption from the registration requirements of the Securities Act, and any or all of such shares have been sold at a price per share that equals or exceeds the initial offering price of our common stock sold to the public under this prospectus, the dollar amount and number of shares that we may be obligated to purchase upon exercise of the put option shall be reduced by the dollar value of the number of shares that were sold by the Globisens shareholders. The Globisens shareholders are not obligated to sell any of our shares during the two year put option period or thereafter; if they elect not to sell shares otherwise available for sale at a price equal to or above our initial per share offering price under this prospectus, we have the right, in lieu of repurchasing their shares upon exercise of the put option, to arrange for a third party to purchase in a brokers transaction or otherwise such shares at a price equal to or higher than our initial per share offering price, and, if the Globisens shareholders elect not to accept such offer to purchase, the put option and our obligations thereunder will terminate.

Issuance of Warrants

On November 7, 2014, we issued to Vert Capital Corp, live year warrants to purchase 5,000.000 shares of our common stock, at an exercise price payable by both warrant holders equal to 110% of the initial per share offering price of the shares being sold under this prospectus. Among other provisions, such warrants contain “cashless” exercise rights and prohibit the holder from selling any of the shares issuable upon exercise of such warrants for a period of not less than six months from the date of issuance.

F-77

LOGICAL CHOICE CORPORATION

___________________ SHARES OF COMMON STOCK

PROSPECTUS

Until         , 2014, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            , 2014

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable in connection with the sale of the shares of common stock being registered. The registrant will pay all expenses of the registration and sale of the shares of common stock, other than selling commissions and fees, stock transfer taxes and fees and expenses, if any, of counsel or other advisors to the selling stockholders. All of the amounts shown are estimates except the SEC registration fee.

Amount
SEC Registration Fee	$
*Printing and Engraving Expenses	$
*Transfer Agent and Registrar Fees	$
*Legal Fees and Expenses	$
*Accounting Fees and Expenses	$
*Miscellaneous Expenses	$

*Total	$

*	Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Nevada corporation, and accordingly, we are subject to the corporate laws under the Nevada Revised Statutes. Pursuant to Article 7 of our articles of incorporation and Nevada’s Revised Business Statutes, our bylaws contain the following indemnification provision for our directors and officers:

“The corporation shall indemnify directors, officers, employees, and agents of the corporation to the extent required by the Nevada Revised Statutes and shall indemnify such individuals to the extent permitted by the Nevada Revised Statutes. The corporation may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the Nevada Revised Statutes.”

Such indemnification provision may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We do not currently carry directors’ and officers’ liability insurance covering our directors and officers, but we have plans to do so. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

With respect to any derivative action or other action against the corporation or any of its directors, officers, underwriters, accountants, financial advisors, or attorneys, in which wrongdoing is alleged for which the corporation could be liable or with respect to which the corporation might have an indemnification obligation, no stockholder or former stockholder shall agree to pay, the corporation shall have no authority to pay to any plaintiff’s counsel, and no plaintiff’s counsel shall seek any legal fee, except a fee determined for actual time expended, charged at reasonable rates not exceeding those prevailing for ordinary commercial litigation, as agreed between the corporation and plaintiff’s counsel before commencement of the action, subject to customary periodic rate increases, of which plaintiff’s counsel shall advise the corporation in advance of any such increase. Plaintiff’s counsel shall provide the corporation, at least monthly, a report of the time expended each day by each of its professionals in connection with the action during the period reported upon, describing the activities in reasonable detail and the dollar amount chargeable in connection therewith, summaries of time and charges with respect to each professional for such period and since inception, and of out-of-pocket expenses incurred during such period and since inception. This provision cannot be amended except by affirmative vote of holders of more than 80% of the corporation’s outstanding shares.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The Company has sold within the past three years, the following securities which were not registered under the Securities Act:

In connection with the formation of the Company, on ___________ 2014, a total of 16,000,000 shares of Company common stock was issued to Vert Capital Corporation in reliance on Section 4(a)(2).

On November 7, 2014, we issued to Vert Capital Corp. five year warrants to purchase 5,000,000 shares of our common stock, at an exercise price payable by both warrant holders equal to 110% of the initial per share offering price of the shares being sold under this prospectus. Among other provisions, such warrants contain “cashless” exercise rights and prohibit the holder from selling any of the shares issuable upon exercise of such warrants for a period of not less than six months from the date of issuance.

Upon consummation of the offering contemplated by the prospectus included in this registration statement, the Company will issue shares of its capital stock, as follows:

●	in exchange for 100% of the membership interest equity in Genesis, a total of 1,000,000 shares of the Company’s Series B preferred stock will be issued to the four former members of Genesis Collaboration LLC, which shall automatically be converted into 2,379,000 shares of common stock or such other number of shares as shall represent 4.0% of the Company’s fully-diluted common stock ;

●	in exchange for 82.3% of the shares of Everest Display Inc. (d/b/a Boxlight), a total of 270,000 shares of the Company’s Series C preferred stock will be issued to the stockholders of Everest, which shall automatically be converted into13,878,000 shares of common stock or such other number of shares as shall represent $20,000,000, based on the number of shares issued multiplied by the initial per share offering price of Company common stock sold to the public in its initial public offering. In addition to the shares of common stock to be issued to the Everest Display majority stockholders, the Company has agreed to grant options to certain of such stockholders entitling the option holders to purchase, at the initial $___ per share offering price of Company common stock, an additional 2,705,250 shares of common stock or such other number of shares as shall represent 5.0% of the Company’s fully diluted common stock; and

●	in exchange for 100% of the common shares of Globisens, a total of 1,961,000 shares of the Company’s common stock will be issued to the Globisen’s stockholders, or such other number of shares as shall represent 3.437% of the Company’s fully-diluted common stock;

Upon completion of the offering contemplated by the prospectus included in this registration statement, the Company will issue to Vert Capital Corp. three year warrants to purchase 5,150,000 shares of common stock at an exercise price of $___ per share, representing 110% of the initial per share offering price.

In addition, in exchange for a transfer to a subsidiary of Everest Display of the “Boxlight” and “Boxlight Display” trademarks, the Company agreed to issue an additional 250,000 shares of its common stock to the current owner of such trademarks.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules

See page F-1 for an index of the financial statements and financial statement schedules included in this Registration Statement.

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ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i), (a)(1) (ii) and (a)(1) (iii) above may be contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x)) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date;

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lawrenceville, of the State of Georgia, on this 12th day of November, 2014.

LOGICAL CHOICE CORP.

By	/S/ MARK ELLIOTT
James Mark Elliott
Chief Executive Officer

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below hereby constitutes and appoints Mark Elliott and ___________, or any of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date

/S/ MARK ELLIOTT	Chief Executive Officer and Chairman	November 12, 2014
James Mark Elliott	(Principal Executive Officer)

/S/ Henry (“Hank”) Nance	Precedent and Chief Operating Officer	November 12, 2014
Henry (“Hank”) Nance

/S/ SHERI LOFGREN	Chief Financial Officer	November 12, 2014
Sheri Lofgren	(Principal Financial and Accounting Officer)

/S/ MICHAEL POPE	Director	November 12, 2014
Michael Pope

/S/ TIFFANY KUO	Director	November 12, 2014
Tiffany Kuo

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation

3.2	Bylaws

3.3	Form of Amendment of Amended and Restated Articles of Incorporation

With respect to any derivative action or other action against the corporation or any of its directors, officers, underwriters, accountants, financial advisors, or attorneys, in which wrongdoing is alleged for which the corporation could be liable or with respect to which the corporation might have an indemnification obligation, no stockholder or former stockholder shall agree to pay, the corporation shall have no authority to pay to any plaintiff's counsel, and no plaintiff's counsel shall seek any legal fee, except a fee determined for actual time expended, charged at reasonable rates not exceeding those prevailing for ordinary commercial litigation, as agreed between the corporation and plaintiff's counsel before commencement of the action, subject to customary periodic rate increases, of which plaintiff's counsel shall advise the corporation in advance of any such increase. Plaintiff's counsel shall provide the corporation, at least monthly, a report of the time expended each day by each of its professionals in connection with the action during the period reported upon, describing the activities in reasonable detail and the dollar amount chargeable in connection therewith, summaries of time and charges with respect to each professional for such period and since inception, and of out-of-pocket expenses incurred during such period and since inception. This provision cannot be amended except by affirmative vote of holders of more than 80% of the corporation's outstanding shares.

4.1	Certificate of Designations of Series A Convertible Preferred Stock

4.2	Certificate of Designations of Series B Convertible Preferred Stock

4.3	Certificate of Designations of Series C Convertible Preferred Stock

4.4	Form of Warrant Held by Lackamoola, LLC

5.1	Opinion of Loeb & Loeb, LLP as to the legality of the securities being offered.

10.1	Form of Share Purchase Agreement, by and among the majority shareholders of Everest Display, Inc., Boxlight Display, Inc., Logical Choice Corporation and Vert Capital Corp.

10.2	Form of Option Agreement, by and among the majority shareholders of Everest Display, Inc., Logical Choice Corporation and Vert Capital Corp.

10.3	Form of Stock Purchase Agreement, by and among the shareholders of Globisens Ltd., Inc. and Logical Choice Corporation

10.4	Form of Share Exchange Agreement, by and among Vert Capital Corporation and such other former members of Genesis Collaboration LLC, the Delaware subsidiary of Logical Choice Corporation and Logical Choice Corporation

10.5	Form of Stock Purchase Agreement, by and among Logical Choice Corporation and certain founding shareholders of Logical Choice Corporation

10.6	Form of 4% Promissory Note held by certain founding shareholders of Logical Choice Corporation

10.7	Intellectual Property Asset Purchase and Assignment Agreement, by and among Herbert H. Myers, Boxlight, Inc., Boxlight Technologies Ltd. and Logical Choice Corporation.

10.8	Employment Agreement effective as October 1, 2014, be and between James Mark Elliott and Logical Choice Corporation

10.9	2014 Stock Incentive Plan of Logical Choice Corporation

21.1	Subsidiaries of Logical Choice Corp.

23.1	Consent of Loeb & Loeb LLP (contained in Exhibit 5.1)

23.2	Consent of GBH CPAs, PC *

23.3	Consent of Aboulafia Chekroun & Co.*

24.1	Power of Attorney (included in signature pages).*

* Filed herewith.

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